PROSPECTUS	July 7, 2004

Filed Pursuant to Rule 424(B)(3) Registration No. 333-114557

Offer to Exchange
9 ½ % Senior Subordinated Notes due 2014, Series B
for
9 ½ % Senior Subordinated Notes due 2014, Series A

Terms of Exchange Offer

•	Offer

We are offering to exchange up to $135 million in principal amount of our

9 ½ % Senior Subordinated Notes due 2014, Series B

for the same principal amount of our outstanding

9 ½ % Senior Subordinated Notes due 2014, Series A.

We are making this offer to satisfy our obligation in the Registration Rights Agreement, dated February 4, 2004, relating to the original issuance of the original notes.

•	Procedures

To tender, you must submit a signed letter of transmittal and your original notes to SunTrust Bank, our exchange agent. Special procedures apply in some cases. You must tender original notes in $1,000 multiples.

•	Withdrawal

You may withdraw tendered notes until the offer expires.

•	Expiration

This offer expires at 5:00 p.m. Eastern Time on August 9, 2004, unless extended.

•	Unaccepted Tenders

We will return any tendered original notes that we do not accept for exchange for any reason.

•	Proceeds and Expenses

We will not receive any proceeds from the issuance of the exchange notes. We have agreed to pay the expenses associated with this exchange offer.

Terms of Exchange Notes

     The terms of the exchange notes and the original notes are identical in all material respects, except for transfer restrictions, registration rights and penalty interest provisions relating to the original notes.

•	Maturity Date

The exchange notes will mature on February 1, 2014.

•	Interest

The exchange notes bear interest at the rate of 9 ½ % per year. Interest on the exchange notes is payable semi-annually in cash on February 1 and August 1 of each year, beginning on August 1, 2004.

•	Optional Redemption

Prior to February 1, 2007, we may redeem up to 35% of the original aggregate principal amount of the exchange notes at a redemption price equal to 109.5% of their principal amount, plus accrued interest, with the cash proceeds from certain kinds of equity offerings as described in this prospectus. On or after February 1, 2009, we may redeem some or all of the exchange notes at any time at redemption prices described in this prospectus.

•	Change of Control

If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the exchange notes from holders at a price of 101% of the principal amount.

•	Subsidiary Guarantees

The exchange notes are fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by each of our material U.S. subsidiaries.

•	Security and Ranking

The exchange notes and the guarantees are senior subordinated unsecured obligations of Interface and the guarantors. The exchange notes are subordinate to all of our and the guarantors’ existing and future senior indebtedness, rank equally with any of the existing and future senior subordinated indebtedness of Interface and the guarantors, and are senior in right of payment to any junior subordinated indebtedness of Interface and the guarantors.

•	No Trading Market Listing

We do not intend to list the exchange notes for trading or quotation on any national securities exchange or the Nasdaq Stock Market.

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INCORPORATION BY REFERENCE AND AVAILABLE DOCUMENTS

          This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The following documents previously or subsequently filed by us under the Securities Exchange Act of 1934 are incorporated by reference into this prospectus:

•	Our annual report on Form 10-K for the fiscal year ended December 28, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended April 4, 2004; and

•	All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

     Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     As explained in “Where You Can Find More Information”, these incorporated documents (as well as other documents filed by us under the Exchange Act) are available at the Commission and may be accessed in a number of ways, including online via the Internet. In addition, this information is available without charge to each recipient of this prospectus upon written or oral request (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this prospectus incorporates by reference). Requests should be directed to Interface, Inc., 2859 Paces Ferry Road, Suite 2000, Atlanta, GA 30339, Attention: Patrick C. Lynch, Chief Financial Officer, Telephone: (770) 437-6848, Facsimile: (770) 437-6887; E-mail: patrick.lynch@us.interfaceinc.com. To obtain timely delivery, you must request the information no later than five business days before the date you must make your investment decision, August 2, 2004.

FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. Words such as “believes”, “anticipates”, “plans”, “expects” and similar expressions are intended to identify forward-looking statements. These forward-looking statements principally appear in the following sections of the prospectus: “Summary”, “Business”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Various economic and competitive factors could cause actual results or events to differ materially from those discussed in such forward-looking statements, including our strong competition, the cyclical nature of our industry, our reliance on key personnel, the risks faced by our foreign operations, control over the election of a majority of the members of our board of directors, our reliance on petroleum-based raw materials, restrictions on our cash flow due to substantial indebtedness, and the other factors discussed in this prospectus, including those set forth under “Risk Factors”.

TRADEMARKS

     In this prospectus, we use several of our trademarks including: Bentley®, Biomorph™, Camborne™, Chatham®, Cubic™, Entropy®, Fatigue Fighter®, FR-701®, Frequency™, GlasBac®, GlasBacRe™, Glenside™, Guilford of Maine®, Heuga®, i2™, Intek®, Intercell®, Interface®, InterfaceFLOR™, Intersept®, NexStep®, Prince Street®, Prince Street House and Home™, ReBac™, ReEntry®, Renovisions®, Re:Source®, Re:Source Floor Care™, Scan-Lock™, Solenium®, Stevens Linen™, TekSolutions®, Terratex®, Toltec® and Transformation™. All brand names or other trademarks appearing in this prospectus are the property of their respective holders.

SUMMARY

     The following summary highlights material information with respect to the offering. We encourage you to read this entire document, including our consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 28, 2003 and our Quarterly Report on Form 10-Q for the three months ended April 4, 2004 filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference into this prospectus.

     In this prospectus, unless otherwise indicated, the words “Interface”, “we”, “our”, and “us” refer to Interface, Inc., the issuer of the notes, and its subsidiaries. The words “exchange notes” refer to our 9 1/2 % Senior Subordinated Notes due 2014, Series B, which we are offering to issue in exchange for our 9 1/2 % Senior Subordinated Notes due 2014, Series A, which we refer to as the “original notes”. The words “this offer”, “the exchange offering” and “the exchange offer” refer to our offer, described in this prospectus, to issue exchange notes in exchange for original notes.

The Company

     We are the worldwide leader in design, production and sales of modular carpet, and we are a leading manufacturer and marketer of other products for the interiors market, with a strong presence in the broadloom carpet, floorcovering services, panel fabrics and upholstery fabrics market segments. We market products in over 100 countries around the world under such brand names as Interface®, Heuga®, Bentley®, Prince Street® and InterfaceFLOR™ in modular carpet; Bentley, Prince Street and Prince Street House and Home™ in broadloom carpet; Guilford of Maine®, Toltec®, Intek®, Chatham® and Camborne™ in interior fabrics and upholstery products; and Intersept® in antimicrobial chemicals. Our sales force is one of the largest in the global commercial floorcovering industry. Our principal geographic markets are the Americas, Europe and Asia-Pacific, where our sales were approximately 71%, 24% and 5%, respectively, of total net sales for fiscal year 2003.

     Our market share, which we believe is approximately 35% of the specified carpet tile segment (which is the segment where architects and designers are heavily involved in specifying (or selecting) the carpet) is more than double that of our nearest competitor. In the broadloom market segment, our Bentley and Prince Street brands are leaders in the high-end, designer-oriented sector, where custom design and high quality are the principal specifying and purchasing factors. We provide specialized carpet replacement, installation, maintenance and reclamation services through our Re:Source® service network. Our Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share we believe to be approximately 50%, and the leading manufacturers of contract upholstery fabrics sold to office furniture manufacturers in the United States and the United Kingdom, with market shares we believe to be approximately 34% and 67%, respectively.

     Drawing upon these strengths — especially our historical dominance in modular carpet for the corporate office segment — we are increasing our presence and market share in other commercial and institutional segments, such as government, healthcare, hospitality, education and retail space, and we have begun to develop our business in the huge residential market segment. The U.S. residential market segment for carpet is approximately $11 billion, and the combined U.S. market for carpet in the other commercial and institutional market segments is almost twice the size of the corporate office segment. The appeal and utilization of modular carpet is expanding rapidly in each of these markets, and we are using our considerable skills and experience with designing, producing and marketing modular products to support and facilitate our penetration into these new markets.

     We operate in an industry that is highly correlated with economic conditions that affect corporate profits or commercial or institutional space refurbishment. As a result, our business over the past several years, in concert with the commercial interiors industry in general, has experienced an unprecedented downturn, both in severity and duration. The scale of our operations has declined from a high in net sales of $1.2 billion in fiscal year 2000 to net sales of $923.5 million in fiscal year 2003, and we incurred net losses during each of fiscal years 2001 to 2003, as we were implementing initiatives in each of those years to restructure and reduce our manufacturing operations and workforce to more rational levels. We suspended payment of dividends on our common stock beginning in the third quarter of 2002, when we were unable to satisfy dividend payment restrictions in our public debt indentures based on a fixed charges coverage ratio test. Although we never experienced a liquidity shortfall or failed to meet any obligation, our income from operations during those years was insufficient to cover our fixed charges, and we relied upon our borrowing capacity from time to time to fund liquidity requirements.

     We have been able to weather the downturn in our industry, and we have emerged from the above declines in our business in a position that we believe is strong overall. In significant part, this is because of the restructuring initiatives we implemented during those years and our fundamental business model that now enables us to focus on the generation of free cash flow (which we discuss in detail below) as we also focus on improving profitability. As a result, we believe we are positioned for a resurgence when economic conditions improve and our industry recovers.

Our Key Strengths

     Our principal competitive strengths include:

     Market Leader in Attractive Modular Segment. We are the world’s leading manufacturer of modular carpet, with a market share that we believe is more than twice that of our nearest competitor. Modular carpet includes carpet tile and carpet that is manufactured in two-meter-wide rolls with a firm backing (which we refer to as structure-backed two-meter roll goods). Modular carpet has become more prevalent across all commercial interiors markets as designers, architects and end users become more familiar with its unique beneficial attributes. We are driving this trend with our product innovations discussed below, and we expect that it will continue. According to the 2003 Floor Focus interiors industry survey of the top 250 designers in the United States, carpet tile was the leading product specified by designers for customer projects for the fifth consecutive year. We believe that we are well positioned to lead and capitalize upon the continued shift to modular carpet.

     Established Brands and Reputation for Quality, Reliability and Leadership. Our products are known in the industry for their high quality, reliability and premium positioning in the marketplace. Our established brand names in carpets and interior fabrics are leaders in the industry. In the 2003 interiors industry survey of top designers published by Floor Focus, an Interface brand ranked first in four of the five survey categories: carpet design, quality, service and performance. On the international front, Heuga is one of the well recognized brand names in carpet tiles for commercial, institutional and residential use worldwide. Guilford of Maine, Chatham, Intek and Camborne are leading brand names in their respective markets for interior fabrics. More generally, as the appeal and utilization of modular carpet continues to expand into new market segments such as education, hospitality and retail space, our reputation as the inventor and pioneer of modular carpet — as well as our established brands and dominant market position for modular carpet in the corporate office segment — will enhance our competitive advantage in marketing to the customers in these new markets.

     Innovative Product Design and Development Capabilities. Our product design and development capabilities have long given us a significant competitive advantage, and they continue to do so as modular carpet’s appeal and utilization expand across virtually every market segment and around the globe. Our most recent design innovation is our new i2™ modular product line, which includes our popular Entropy® product. The i2 line introduced and features random patterning designs (which allow for mergeable dye lots and permit initial installation and replacement without regard to the directional orientation of the carpet tiles), cost-efficient installation and maintenance, interactive flexibility, and recycled and recyclable materials. In just over two years, our i2 line of products now comprises approximately 20% of our total U.S. modular carpet business, and Entropy has become the fastest growing product in our history. Biomorph™, another one of our i2 products, garnered the Best of NeoCon Gold Award at the 2003 NeoCon annual trade show. We introduced more than 20 new i2 products at that show, which we believe was several times more than the product introductions of any of our competitors.

Our Key Strategic Initiatives

     Our business strategy is (1) to continue to use our dominant position in the modular carpet segment and our product design and global make-to-order capabilities as a platform to exploit the expanding markets for modular products across industry segments, while maintaining our leadership position in the corporate office market segment, and (2) to return to our historical profit levels in the high-end, designer-oriented sector of the broadloom carpet and interior fabrics markets. We will seek to increase revenues, free cash flow and profitability by capitalizing on our competitive strengths through the following key strategic initiatives:

     Penetrate Expanding Markets for Modular Products. The popularity of modular carpet continues to increase compared with other floorcovering products across most markets, internationally as well as in the United States. While maintaining our dominance in the corporate office segment, we will continue to build upon our position as the worldwide leader for modular carpet in order to promote sales in all market segments globally. As part of our focus on the approximately $11 billion U.S. residential carpet market segment, we recently launched our InterfaceFLOR and Prince Street House and Home product lines, which are discussed below. A principal part of our international focus — which utilizes our global marketing capabilities and sales infrastructure — is the significant opportunities in several emerging geographic markets for modular carpet. Some of these markets, such as China, India and Eastern Europe, represent large and growing economies that are essentially new markets for interiors products, which we believe are going directly to high utilization of modular products. Others, such as Germany, which is the second largest carpet market in the world, are established markets that are transitioning to the use of modular products from historically low levels of penetration by modular carpet. Each of these emerging markets represents a significant growth opportunity for our modular business.

     Increase All Product Sales in Non-Corporate Office Market Segments. In both our floorcoverings and fabrics businesses, we will continue to focus product design and marketing and sales efforts on non-corporate office market segments such as government, education, healthcare, hospitality, retail, tenant improvement and residential space. We began this initiative as part of our segment diversification strategy in 2001 primarily to reduce our exposure to the more severe economic cyclicality of the corporate office segment, and we reduced our mix of corporate office versus non-corporate office sales from 70% and 30% in fiscal 2002 to 67% and 33% for fiscal 2003. As part of this strategy for the U.S. residential market segment, we launched our InterfaceFLOR and Prince Street House and Home lines of products in 2003. These products were specifically created to bring high style modular and broadloom floorcovering to the residential market. As part of its marketing approach, InterfaceFLOR offers direct-to-consumer sales by catalog and website. In addition, we are test-marketing in-store sales for these products, including a program by which a number of our residential modular products are being offered by Lowe’s, the home-improvement retailer, in most of its Atlanta-area stores on a test basis.

     Pay Down Debt. One of our objectives is to use the strong free cash flow generation capability of our business to repay our existing debt and to continue to strengthen our financial position. Our prior initiatives have positioned us to do so. We will continue to execute programs to reduce costs further and enhance free cash flow. In addition, our existing capacity to increase production levels without significant capital expenditures will further enhance our generation of free cash flow when demand for our products rises as a result of improved economic conditions generally or the increase in revenues otherwise from our other strategic initiatives. We do not anticipate repaying the exchange notes before our higher-interest, shorter-term debt is repaid.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to $135,000,000 in principal amount of our 9 ½ % Senior Subordinated Notes due 2014, Series B, for up to $135,000,000 in principal amount of our outstanding 9 ½ % Senior Subordinated Notes due 2014, Series A.

The Exchange Notes	The notes we will issue in this exchange offer are identical in all material respects to the original notes, except for transfer restrictions, registration rights and penalty interest provisions of the original notes that related to their issuance in a private offering and to our obligation to conduct this registered exchange offer within a prescribed period of time, which we are now doing. We will issue the exchange notes without legends restricting their transfer. See “Description of the Notes”, beginning on page 66.

Expiration Date; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m. Eastern Time, on August 9, 2004, unless we extend the offer. Until the offer expires, you may withdraw any original notes that you previously tendered. If we do not accept your original notes for exchange for any reason, we will return them to you at our cost, promptly after the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including the following:

• there is no threatened or pending lawsuit that may materially impair our ability to proceed with the exchange offer,

• there is no law, statute, rule or regulation that might materially impair our ability to proceed with the exchange offer, and

• we receive any governmental approval necessary to complete the exchange offer.

We may waive one or more of these conditions in our reasonable discretion. These conditions are discussed in more detail below under “The Exchange Offer — Conditions to the Exchange Offer” on page 23.

Procedures for Tendering Original Notes	If you hold original notes and wish to accept the exchange offer, you must:

• complete, sign and date the letter of transmittal that is included with this prospectus, and

• mail or deliver the letter of transmittal to SunTrust Bank, our exchange agent.

Be sure to include the original notes you wish to exchange, deliver the original notes by book entry transfer, or make guaranteed delivery. You must tender original notes for exchange in $1,000 multiples.

By executing the letter of transmittal, you will represent to us that, among other things,

(1) you will acquire the exchange notes in the ordinary course of your business,

(2) you are not engaging in or intending to engage in a distribution of the exchange notes,

(3) you have no arrangement with any person to participate in the distribution of the exchange notes, and

(4) you are not our “affiliate”, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”).

If any affiliates or broker-dealers acquired original notes directly from us, they would not be able to participate in the exchange offer.

Special Procedures for Beneficial Owners	This paragraph applies to the beneficial owners of original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee. If you are a beneficial owner and wish to tender your original notes in the exchange offer, please contact the registered holder and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must either re-register the original notes in your name or obtain a properly completed bond power from the registered holder. You may not be able to re-register your original notes in time to participate in the exchange offer.

Guaranteed Delivery Procedures	If you wish to tender your original notes, but they are not immediately available, or you cannot deliver your original notes, the letter of transmittal, or any other required documents to SunTrust Bank before the offer expires, you must tender your original notes using the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures”, beginning on page 26.

Registration Requirements	We will use our best efforts to complete the registered exchange offer to allow you an opportunity to exchange your original notes for the exchange notes. If applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer or in certain other circumstances, we have agreed to file a shelf registration statement covering resales of the original notes. In such event, we will use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act and, subject to certain exceptions, to keep the shelf registration statement effective until the second anniversary of the date we initially issued the original notes, unless all the notes are sold under the shelf registration statement in a shorter timeframe.

U.S. Federal Income Tax Consequences	We discuss the material federal income tax consequences relating to the exchange notes in “U.S. Federal Income Tax Consequences”, beginning on page 104.

Use of Proceeds	We will not receive any proceeds from the exchange of notes in this exchange offer. The proceeds we received from the sale of the original notes were applied as described in connection with that offering. See “Use of Proceeds” on page 20.

Exchange Agent	SunTrust Bank is our exchange agent. Its address and telephone number are listed in “The Exchange Offer — Exchange Agent”, on page 27.

Summary Description of the Exchange Notes

     The following summary is provided solely for your convenience. It highlights material information about the exchange notes, but as a summary, it is not a complete discussion of all information. You should read the full text and more specific details contained elsewhere in this prospectus. For a materially complete description of the exchange notes, see “Description of the Notes”.

Issuer	Interface, Inc.

Notes Offered	$135,000,000 aggregate principal amount of 9 1/2 % Senior Subordinated Notes due 2014, Series B.

Maturity Date	February 1, 2014.

Interest Payment Dates	February 1 and August 1, commencing August 1, 2004.

Subsidiary Guarantees	The exchange notes are fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by each of our material U.S. subsidiaries.

Security and Ranking	The exchange notes and the guarantees are senior subordinated unsecured obligations of Interface and the guarantors. The exchange notes are subordinate to all of our and the guarantors’ existing and future senior indebtedness, rank equally with any of the existing and future senior subordinated indebtedness of Interface and the guarantors, and are senior in right of payment to any junior subordinated indebtedness of Interface and the guarantors.

As of April 4, 2004, $345.0 million of our debt would rank senior to the exchange notes. At April 4, 2004, we could have incurred an additional $48.1 million of debt under our revolving credit facility that would have ranked senior to the exchange notes.

Optional Redemption	Prior to February 1, 2007, we may redeem up to 35% of the original aggregate principal amount of the exchange notes at a redemption price equal to 109.5% of their principal amount, plus accrued interest, with the cash proceeds from certain kinds of equity offerings as described in “Description of the Notes – Optional Redemption” beginning on page 70. On or after February 1, 2009, we may redeem some or all of the exchange notes at any time at redemption prices described in this prospectus.

Change of Control	Upon a change of control, we must offer to repurchase the exchange notes at 101% of the principal amount plus accrued interest at the purchase date.

Certain Covenants	The indenture governing the exchange notes contains several covenants, including limitations and restrictions on our ability to:

• incur additional indebtedness;

• make dividend payments or other restricted payments;

	•	create liens;

	•	make asset sales;

	•	sell securities of our subsidiaries;

	•	enter into transactions with shareholders and affiliates; and

	•	enter into mergers, consolidations, or sales of all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described in “Description of the Notes — Certain Covenants”.

No Trading Market Listing	We do not intend to list the exchange notes for trading or quotation on any national securities exchange or the Nasdaq Stock Market.

Risk Factors	Holders of original notes should carefully consider the matters set forth under the caption “Risk Factors” prior to making an investment decision with respect to the exchange notes.

     Interface was incorporated in 1973 as a Georgia corporation. Our principal executive offices are located at 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia 30339, and our telephone number is (770) 437-6800.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the summary consolidated financial data presented below from our audited consolidated financial statements and the notes thereto for the years indicated and our unaudited interim consolidated financial statements and the notes thereto for the three-month periods ended April 4, 2004 and March 30, 2003. In our opinion, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. The results for the three months ended April 4, 2004 may not be indicative of results to be achieved for the entire fiscal year. You should read the summary financial data presented below together with those audited and unaudited consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 28, 2003 and our Quarterly Report on Form 10-Q for the three months ended April 4, 2004, respectively, both of which are filed with the SEC and incorporated by reference into this prospectus. Amounts for all periods presented have been adjusted for the discontinued operations of our U.S. raised/access flooring business.

											As of and For the
	As of and For the Year Ended										Three Months Ended
	January 2,		December 31,		December 30,		December 29,		December 28,		March 30,		April 4,
	2000		2000		2001		2002		2003		2003		2004
					(Dollars in thousands)						(Unaudited)
Statement of Income Data:
Net sales	$1,189,585		$1,223,895		$1,058,846		$924,084		$923,509		$210,210		$249,244
Gross profit on sales	376,373		379,448		312,526		264,174		252,977		55,699		72,276
Selling, general and administrative expenses	298,786		291,548		259,039		225,569		231,306		57,040		62,763
Restructuring charges(1)	1,131		21,047		54,577		23,449		6,196		2,086		—
Operating income (loss)	76,456		66,853		(1,090)		15,156		15,475		(3,427)		9,513
Interest expense	39,211		36,959		35,887		42,022		42,820		10,180		11,805
Income (loss) from continuing operations	23,732		17,063		(25,921)		(17,759)		(18,410)		(9,042)		(3,029)
Net income (loss)(2)(3)	23,545		17,321		(36,287)		(87,664)		(33,257)		(10,354)		(3,029)
Earnings (loss) per common share from continuing operations:
Basic	$0.45		$0.34		$(0.52)		$(0.36)		$(0.36)		$(0.18)		$(0.06)
Diluted	$0.45		$0.34		$(0.52)		$(0.36)		$(0.36)		$(0.18)		$(0.06)
Cash dividends per common share(4)	$0.18		$0.18		$0.15		$0.045		$—		$—		$—
Other Data:
Adjusted EBITDA(5)	$123,240		$137,007		$99,419		$73,135		$57,648		$7,909		$16,515
Depreciation and amortization	44,606		49,586		46,421		35,328		37,257		9,343		9,755
Capital expenditures	28,278		30,495		30,036		14,344		16,328		4,607		6,029
Ratio of earnings to fixed charges(6)	1.86	x	1.67	x	.20	x	.47	x	.45	x	.26	x	.76	x

	As of					As of
	January 2,	December 31,	December 30,	December 29,	December 28,	March 30,	April 4,
	2000	2000	2001	2002	2003	2003	2004
			(Dollars in thousands)			(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,543	$7,856	$788	$34,134	$16,633	$22,959	$17,607
Working capital	223,734	247,235	224,282	197,809	168,490	191,060	196,030
Total assets	1,028,495	1,034,849	954,754	863,510	894,274	865,092	912,779
Total long-term debt(7)	395,618	415,858	448,494	445,000	445,000	447,504	474,247
Total shareholders’ equity	389,192	372,435	302,475	224,171	218,733	217,857	215,424
Total capitalization(8)	786,822	793,457	755,409	674,078	667,191	670,390	699,247

(1)	During 2002, 2001 and 2000, we initiated three separate restructuring plans, and recognized restructuring charges related to those plans. For further analysis of these restructuring plans and charges see “Notes to Consolidated Financial Statements” included in our Annual Report on Form 10-K for the year ended December 28, 2003 and “Notes to Consolidated Condensed Financial Statements” included in our Quarterly Report on

Form 10-Q for the three months ended April 4, 2004, both of which are filed with the SEC and incorporated by reference into this prospectus.

(2)	In the fourth quarter of 2002, we decided to discontinue the operations related to our U.S. raised/access flooring business. Substantially all of the assets related to these operations were sold in the third quarter of 2003. See “Notes to Consolidated Financial Statements — Discontinued Operations” in our Annual Report on Form 10-K for the year ended December 28, 2003 and “Notes to Consolidated Condensed Financial Statements — Discontinued Operations” included in our Quarterly Report on Form 10-Q for the three months ended April 4, 2004, both of which are filed with the SEC and incorporated by reference into this prospectus.

(3)	In the first quarter of 2002, we recognized an impairment charge of $55.4 million (after-tax) related to our adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”. See “Notes to Consolidated Financial Statements — Summary of Significant Accounting Policies – Goodwill” included in our Annual Report on Form 10-K for the year ended December 28, 2003 filed with the SEC and incorporated by reference into this prospectus.

(4)	The declaration and payment of dividends is at the discretion of our Board, and depends upon, among other things, our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board at the time of its determination. Such other factors include limitations in covenants contained in our primary revolving credit facility and in the indentures governing our public indebtedness. As a result of restrictions relating to the fixed charges coverage ratio covenant contained in the indentures for our public debt, in the third quarter of 2002 we suspended our dividend payments until such time as we again achieve compliance with that covenant and our Board determines that a resumption of dividend payments is proper in light of the factors indicated above.

(5)	Adjusted EBITDA represents income before income taxes plus net interest expense, depreciation, amortization, non-recurring charges and extraordinary items. While Adjusted EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with GAAP, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. In addition, we believe that investors find Adjusted EBITDA to be a useful tool for measuring our ability to service our debt. Adjusted EBITDA is not necessarily a measure of our ability to fund cash needs. The following are our components of Adjusted EBITDA:

						As of and For the
	As of and For the Year Ended					Three Months Ended
	January 2,	December 31,	December 30,	December 29,	December 28,	March 30,	April 4,
	2000	2000	2001	2002	2003	2003	2004
			(Dollars in thousands)			(Unaudited)
Net income (loss) from continuing operations	$23,732	$17,063	$(25,921)	$(17,759)	$(18,410)	$(9,042)	$(3,029)
Income taxes	14,560	12,352	(11,546)	(9,905)	(10,215)	(4,658)	(1,916)
Interest expense	39,211	36,959	35,887	42,022	42,820	10,180	11,805
Depreciation and amortization	44,606	49,586	46,421	35,328	37,257	9,343	9,755
Restructuring charges	1,131	21,047	54,577	23,449	6,196	2,086	—

Adjusted EBITDA	$123,240	$137,007	$99,419	$73,135	$57,648	$7,909	$16,515

We view Adjusted EBITDA as a liquidity measure and, therefore, the nearest GAAP measure is cash flow from operations. The following is a reconciliation of our Adjusted EBITDA to our cash flow from continuing operations:

						As of and For the
	As of and For the Year Ended					Three Months Ended
	January 2,	December 31,	December 30,	December 29,	December 28,	March 30,	April 4,
	2000	2000	2001	2002	2003	2003	2004
			(Dollars in thousands)			(Unaudited)
Adjusted EBITDA	$123,240	$137,007	$99,419	$73,135	$57,648	$7,909	$16,515
Interest expense	(39,211)	(36,959)	(35,887)	(42,022)	(42,820)	(10,180)	(11,805)
Income tax expense (benefit)	14,560	(12,352)	11,546	9,905	10,215	4,658	1,916
Restructuring charges	(1,131)	(21,047)	(54,577)	(23,449)	(6,196)	(2,086)	—
Changes in assets and liabilities and other non-cash items	(26,381)	11,851	(4,572)	51,093	(27,342)	(7,020)	(25,669)

Cash flow from continuing operations	$71,077	$78,500	$15,929	$68,662	$(8,495)	$(6,719)	$(19,073)

(6)	For purposes of computing the ratio of earnings to fixed charges: (a) fixed charges consist of interest on debt (including capitalized interest), amortization of debt expenses and a portion of rental expense determined to be representative of interest and (b) earnings consist of income (loss) from continuing operations before income taxes, minority interest and fixed charges as described above. For the fiscal years ended 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $37.1 million, $26.9 million and $27.9 million, respectively. As of March 30, 2003 and April 4, 2004, earnings were insufficient to cover fixed charges by $9.1 million and $3.4 million, respectively.

(7)	Total long-term debt does not include receivables sold under our receivables securitization program. We terminated our receivables securitization program in June 2003 in connection with the amendment and restatement of our revolving credit facility. As of January 2, 2000, December 31, 2000, December 30, 2001 and December 29, 2002, we had sold receivables of $45.6 million, $40.0 million, $54.0 million, $34.0 million and $30.0 million, respectively.

(8)	Total capitalization represents total shareholders’ equity, total long-term debt (including current maturities) and minority interests. See “Capitalization” included herein.

RISK FACTORS

     You should carefully consider the following factors, in addition to the other information included in this prospectus, before making an investment with respect to the exchange notes. Any or all of the following risk factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

General Business Risks

We compete with a large number of manufacturers in the highly competitive commercial floorcovering products market, and some of these competitors have greater financial resources than we do.

     The commercial floorcovering industry is highly competitive. Globally, we compete for sales of floorcovering products with other carpet manufacturers and manufacturers of vinyl and other types of floorcovering. Although the industry has experienced significant consolidation, a large number of manufacturers remain in the industry. Some of the competitors, including a number of large diversified domestic and foreign companies who manufacture modular carpet as one segment of their business, have greater financial resources than we do.

Sales of our principal products have been and may continue to be affected by adverse economic cycles in the construction and renovation of commercial and institutional buildings.

     Sales of our principal products are related to the construction and renovation of commercial and institutional buildings. This activity is cyclical and has been affected by the strength of a country’s or region’s general economy, prevailing interest rates and other factors that lead to cost control measures by businesses and other users of commercial or institutional space. The effects of cyclicality upon the corporate office segment tend to be more pronounced than the effects upon the institutional segment. Historically, we have generated more sales in the corporate office segment than in other markets. The effects of cyclicality upon the new construction segment of the market also tend to be more pronounced than the effects upon the renovation segment. The recent adverse cycle has significantly lessened the overall demand for commercial interiors products, which has adversely affected our business during the past several years. These effects may continue and could be more pronounced if the global economy does not improve or is further weakened.

Our success depends significantly upon the efforts, abilities and continued service of our senior management executives and our principal design consultant, and our loss of any of them could affect us adversely.

     We believe that our success depends to a significant extent upon the efforts and abilities of our senior management executives. In addition, we rely significantly on the leadership that David Oakey of David Oakey Designs, Inc. provides to our internal design staff. Specifically, Oakey Designs provides product design/production engineering services to us under an exclusive consulting contract that contains non-competition covenants. Our current agreement with Oakey Designs extends to May 2006. The loss of any of these key persons could have an adverse impact on our business.

Our substantial international operations are subject to various political, economic and other uncertainties that could adversely affect our business results, including by restrictive taxation or other government regulation and by foreign currency fluctuations.

     We have substantial international operations. In fiscal 2003, approximately 36% of our net sales and a significant portion of our production were outside the United States, primarily in Europe but also in Asia-Pacific. Our corporate strategy includes the expansion and growth of our international business on a worldwide basis. As a result, our operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental regulations. We also make a substantial portion of our net sales in currencies other than U.S. dollars (approximately 29% of 2003 net sales), which subjects us to the risks inherent in currency translations. The scope and volume of our global operations make it impossible to eliminate completely all foreign currency translation risks as an influence on our financial results.

Our Chairman, together with other insiders, currently has sufficient voting power to elect a majority of our Board of Directors.

     Our Chairman, Ray C. Anderson, beneficially owns approximately 48% of our outstanding Class B Common Stock. The holders of the Class B Common Stock are entitled, as a class, to elect a majority of our Board of Directors. Therefore, Mr. Anderson, together with other insiders, has sufficient voting power to elect a majority of the Board of Directors. On all other matters submitted to the shareholders for a vote, the holders of the Class B Common Stock generally vote together as a single class with the holders of the Class A Common Stock. Mr. Anderson’s beneficial ownership of the outstanding Class A and Class B Common Stock combined is approximately 7%.

Large increases in the cost of petroleum-based raw materials, which we are unable to pass through to our customers, could adversely affect us.

     Petroleum-based products comprise the predominant portion of the cost of raw materials that we use in manufacturing. While we attempt to match cost increases with corresponding price increases, large increases in the cost of petroleum-based raw materials could adversely affect our financial results if we are unable to pass through such price increases in raw material costs to our customers.

Unanticipated termination or interruption of any of our arrangements with our primary third-party suppliers of synthetic fiber could have a material adverse effect on us.

     Invista Inc., a subsidiary of Koch Industries, Inc., currently supplies approximately 51% of our requirements for synthetic fiber (nylon), which is the principal raw material that we use in our carpet products. In addition, other of our businesses have a high degree of dependence on their third party suppliers of synthetic fiber for certain products or markets. The unanticipated termination or interruption of any of our supply arrangements with our current suppliers could have a material adverse effect on us because of the cost and delay associated with shifting more business to another supplier. We do not have a long-term supply agreement with Invista.

We have a significant amount of indebtedness which could have important negative consequences to us.

     Our substantial indebtedness could have important negative consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to such indebtedness;

•	increasing our vulnerability to adverse general economic and industry conditions and adverse changes in governmental regulations;

•	limiting our ability to obtain additional financing to fund capital expenditures, acquisitions and other general corporate requirements;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, acquisitions or other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage compared to our less leveraged competitors.

Our Rights Agreement could discourage tender offers or other transactions for our stock that could result in shareholders receiving a premium over the market price for our stock.

     Our Board of Directors has adopted a Rights Agreement pursuant to which holders of our common stock will be entitled to purchase from us a fraction of a share of our Series B Participating Cumulative Preferred Stock if a third party acquires beneficial ownership of 15% or more of our common stock without our consent. In addition, the holders of our common stock will be entitled to purchase the stock of an Acquiring Person (as defined in the Rights Agreement) at a discount upon the occurrence of triggering events. These provisions of the Rights Agreement could have the effect of discouraging tender offers or other transactions that could result in shareholders receiving a premium over the market price for our common stock.

Risks Specific to Our Indebtedness and the Notes

     In addition to the factors above relating generally to risks associated with our business and therefore any investment in us, you should also consider the following factors that represent special risks associated with an investment in the exchange notes.

We have a significant amount of indebtedness which could have important negative consequences to us, including making it difficult for us to satisfy our obligations under the exchange notes.

     We now have and after the exchange offer will continue to have a significant amount of indebtedness. See “Description of Certain Indebtedness and Other Obligations”. As of April 4, 2004, we had $480.0 million of total indebtedness, (including $5.8 million classified as short-term), $345.0 million of which would rank senior to the exchange notes. At April 4, 2004, we could have incurred an additional $48.1 million of debt under our revolving credit facility which would have ranked senior to the exchange notes.

     In addition to the general business risks associated with such indebtedness that are discussed above, our substantial indebtedness could have the following important consequences to you as a holder of exchange notes:

•	greater difficulty for us in satisfying our obligations with respect to the exchange notes, including our ability to repurchase the exchange notes upon the occurrence of a change of control; and

•	limiting, and possibly extinguishing as a practical matter, your right to receive payments under the exchange notes if holders of our senior or secured indebtedness have not been paid.

     Our ability to pay interest on the exchange notes and to satisfy our other debt obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to make scheduled payments on the exchange notes or to meet our other obligations, we will need to refinance our existing debt, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements.

Our indebtedness, which is substantial in relation to our shareholders’ equity, requires us to dedicate a substantial portion of our cash flow from operations to service debt, and governs certain other of our activities.

     Our indebtedness is substantial in relation to our shareholders’ equity. As of April 4, 2004, our long-term debt (net of current portion) totaled $474.3 million or approximately 68% of our total capitalization. As a consequence of our level of indebtedness, a substantial portion of our cash flow from operations must be dedicated to debt service requirements. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay the interest and principal on our debt, including the exchange notes, or to fund our other liquidity needs. If we are unable to generate cash to meet our debt service requirements, we may have to renegotiate or refinance the terms of our debt. We cannot assure you that we will be able to renegotiate or refinance any of our debt on commercially reasonable terms or at all. In addition, prior to the repayment of the exchange notes, we will be required to repay or refinance our revolving credit facility and, perhaps, any other debt we incur. Any new debt we incur may have a shorter maturity than the exchange notes. Payment of such debt will reduce the amount of funds available to us to make payments on the exchange notes.

     If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as selling assets to meet our debt service obligations or using cash, if available, that would have been used for other business purposes.

     These options may not be feasible or may be inadequate, and may also adversely affect our operations or the implementation of our business plan. Our revolving credit facility and the indentures governing our senior notes and the exchange notes may restrict, or market or business conditions may limit, our ability to do some of these things. Non-payment or other non-compliance with our revolving credit facility, the indentures governing our senior notes and the exchange notes or the instruments governing our other debt could result in an event of default under our revolving credit facility, our senior notes, or the other instruments governing our debt, which could also trigger a cross-default under the Indenture governing the exchange notes.

     The terms of our revolving credit facility restrict our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other restricted payments or investments, consummate asset sales, enter into transactions with affiliates, create liens, merge or consolidate with another person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. They also require us to meet prescribed financial tests and comply with other reporting, affirmative and negative covenants. If we fail to satisfy these tests or comply with these covenants, a default may occur, in which case the lenders could accelerate the debt as well as any other debt to which cross-acceleration or cross-default provisions apply. We cannot assure you that we would be able to renegotiate, refinance or otherwise obtain the necessary funds to satisfy these obligations, if a cross-default event occurred and all of our subject indebtedness were accelerated and immediately due and payable. If we were unable to do so, we would be unable to satisfy our obligations under the exchange notes.

Your right to receive payments on the exchange notes is junior to our existing and future senior indebtedness, and your right to receive payment under the guarantees of the exchange notes is junior to all of the subsidiary guarantors’ existing and future senior indebtedness.

     The exchange notes are our unsecured, senior subordinated obligations. The exchange notes are guaranteed, jointly and severally, by our current and future material domestic subsidiaries on an unsecured, senior subordinated basis, unless we designate any of our domestic subsidiaries as an “unrestricted” subsidiary in accordance with the indenture governing the exchange notes. By their express terms, the exchange notes rank junior in right of payment to all of our existing and future senior indebtedness, and the guarantees rank junior in right of payment to all of the subsidiary guarantors’ existing and future senior indebtedness. Any indebtedness incurred by us or any of our subsidiaries, including trade payables, will be senior to the exchange notes, unless its terms expressly provide that such indebtedness ranks equal with, or junior in right of payment to, the exchange notes or the guarantees, as the case may be. In addition, the exchange notes will effectively be subordinated to all of the indebtedness of any of our subsidiaries that do not guarantee the exchange notes. As a result, upon any distribution to our creditors or the creditors of our subsidiaries in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our subsidiaries of our or their property, the holders of our senior indebtedness, the senior indebtedness of the subsidiary guarantors and the indebtedness of our subsidiaries that do not guarantee the exchange notes, will be entitled to be paid in full and in cash before any payment may be made with respect to the exchange notes or the guarantees. In addition, all payments on the exchange notes and the guarantees will be blocked in the event of a payment default on senior indebtedness and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on senior indebtedness.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding related to us or any of the subsidiary guarantors, holders of the exchange notes and our future senior subordinated indebtedness will participate in the assets remaining after we and the subsidiary guarantors have paid all of our senior indebtedness in full. In any of these cases, we and the subsidiary guarantors may not have sufficient funds or assets to pay all of our creditors, and holders of exchange notes may receive less, ratably, than the holders of senior indebtedness. Furthermore, because the Indenture governing the exchange notes requires that amounts otherwise payable to holders of the exchange notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the exchange notes may also receive less, ratably, than holders of trade payables in any such proceeding since such creditors have not agreed to be subordinated.

     As of April 4, 2004, we and our subsidiary guarantors had $480.0 million of total debt outstanding. Under certain circumstances, we may incur additional debt, including senior indebtedness, which would increase the amount of debt ranking senior to the exchange notes.

     Of such indebtedness as of April 4, 2004, our senior indebtedness was approximately $345.0 million.

As a result of our holding company structure and the terms of the Indenture, the exchange notes will effectively be subordinated to indebtedness of our non-guarantor subsidiaries.

     Our operations are conducted through our subsidiaries and, therefore, the exchange notes are effectively subordinated to all indebtedness and other liabilities and commitments of our subsidiaries, other than subsidiaries that are guarantors of the exchange notes. We substantially depend on the earnings and cash flow of our subsidiaries and must rely upon distributions from our subsidiaries to meet our debt obligations, including our obligations with respect to the exchange notes. As of December 28, 2003, and for fiscal year 2003, $638.8 million of our assets (71%) and $666.4 million of our net sales (71%) (each before consolidation and elimination) were attributable to subsidiaries that are guarantors of the exchange notes. As of April 4, 2004, and for the first quarter of fiscal year 2004, these amounts were $644.0 million of our assets (71%) and $179.8 million of our net sales (70%). Any right of the holders of the exchange notes to participate in the assets of a non-guarantor subsidiary upon any liquidation or reorganization of the subsidiary will be subject to the prior claims of the subsidiary’s creditors, including the lenders under our credit facility and trade creditors. In addition, substantially all of Interface, Inc.’s assets and the assets of our material domestic and U.K. subsidiaries, as well as 100% of the capital stock of our principal domestic subsidiaries and up to 65% of the capital stock of our principal first-tier foreign subsidiaries, are pledged as collateral to the lenders under our credit facility. Accordingly, upon any liquidation or reorganization of Interface, the holders of the exchange notes will have no claim against these assets or capital stock until the lenders under our credit facility are paid in full.

The exchange notes are not secured by any of our assets or the assets of our subsidiaries, and thus, if we become insolvent or are liquidated, our secured creditors will be entitled to repayment of their debt before we make any payment to the holders of the exchange notes.

     In addition to being subordinate to all of our senior indebtedness, the exchange notes and the guarantees of the exchange notes will not be secured by any of our assets or the assets of our subsidiaries. Our obligations under our revolving credit facility, however, are secured by all of our assets and those of our material U.S. and U.K. subsidiaries. If we become insolvent or are liquidated, or if payment under our revolving credit facility is accelerated, the lenders under our revolving credit facility would be entitled to exercise the remedies available to a secured party under applicable law. Under these circumstances, these parties would have a claim on the pledged security. Because the exchange notes are unsecured, there could be no assets remaining for the holders of the exchange notes or any remaining assets could be insufficient to pay off the exchange notes.

The indenture governing the exchange notes, as well as other agreements governing our debt, contain covenants that may restrict our ability to take certain corporate actions.

     The indenture governing the exchange notes, as well as other agreements governing our debt, contain covenants that, among other things, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions on, redeem or repurchase capital stock;

•	make investments or other restricted payments;

•	create liens on assets to secure indebtedness;

•	sell all, or substantially all, of our assets;

•	engage in transactions with affiliates; and

•	effect a consolidation or merger.

     These covenants are subject to important exceptions and qualifications and, with respect to the exchange notes, are described under the heading “Description of the Notes” in this prospectus. The indentures governing our senior notes contain similar covenants and are also subject to a number of exceptions and qualifications. See “Description of Certain Indebtedness and Other Obligations” in this prospectus. In addition, our revolving credit facility also contains restrictive covenants, including requirements to maintain prescribed financial ratios in certain circumstances, and are also subject to a number of exceptions and qualifications. A failure to comply with the obligations contained in the instruments governing our debt or our indentures could result in an event of default that would permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-default or cross-acceleration provisions. We are not sure whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

Your right to be repaid would be adversely affected if a court determined that any of our subsidiaries made any guarantee for inadequate consideration or with the intent to defraud creditors.

     Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, any guarantee made by any of our subsidiaries could be voided, or claims under the guarantee made by any of our subsidiaries could be subordinated to all other obligations of any such subsidiary, if the subsidiary, at the time it incurred the obligations under any guarantee:

•	incurred the obligations with the intent to hinder, delay or defraud creditors; or

•	received less than reasonably equivalent value in exchange for incurring those obligations; and

          (1) was insolvent or rendered insolvent by reason of that incurrence;

          (2) was engaged in a business or transaction for which the subsidiary’s remaining assets constituted unreasonably small capital; or

          (3) intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by a guarantor could be voided and required to be returned to such guarantor or to a trust for the benefit of the creditors of such guarantor.

     A legal challenge to the obligations under any guarantee on fraudulent conveyance grounds could focus on any benefits received in exchange for the incurrence of those obligations. We believe that each of our subsidiaries making a guarantee will receive reasonably equivalent value for incurring the guarantee, but a court may disagree with our conclusion or elect to apply a different standard in making its determination.

     The measures of insolvency for purposes of the fraudulent transfer laws vary depending on the law applied in the proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it can not pay its debts as they become due.

     Based on historical financial information, recent operating history and other factors, we believe that, after giving effect to each guarantee, our subsidiaries are not insolvent, do not have unreasonably small capital for the businesses in which they are engaged and have not incurred debts beyond their ability to pay those debts as they mature. Because the question of whether a transaction is a fraudulent conveyance is fact-based and fact-specific, a court might not agree with us. Neither our counsel nor counsel for the initial purchasers of the original notes has expressed any opinion as to federal or state laws relating to fraudulent transfers.

You may be unable to sell your exchange notes if a trading market for the exchange notes does not develop.

     There is no existing market for the exchange notes. We cannot assure you that any market that may develop for the exchange notes will be liquid or that you will be able to sell your exchange notes. In addition, we cannot offer assurances as to the price at which you would be able to sell the notes. Future trading prices of the exchange notes will depend on many factors, including, for example:

•	prevailing interest rates,

•	our operating results, and

•	the market for similar securities.

     We do not intend to list the exchange notes on any securities exchange or the Nasdaq Stock Market, and neither we nor any of our affiliates will make a market in the exchange notes. The initial purchasers have informed us that they currently intend to make a market in these notes after this exchange offer is completed. However, the initial purchasers may discontinue their market-making activities at any time without notice. The Securities Act and the Securities Exchange Act will limit this market-making activity. The original notes are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) market. Although we intend to have them designated for trading in the PORTAL market, the exchange notes offered by this prospectus will constitute a new issue of securities with no established trading market. In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or in prospects for companies in our industry generally. If a trading market does not develop, you may experience difficulty in reselling these exchange notes or may be unable to sell them.

We may not be able to repurchase exchange notes upon a change of control that would be an event of default under the indenture.

     Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes. Our credit facility restricts us from repurchasing the exchange notes without the approval of our lenders. In addition, it is possible that, even if such approval were obtained, we would not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes. In the event of a change of control, we are obligated to make an offer to purchase our existing 10.375% senior notes, and such notes are entitled to be purchased before we purchase any of these exchange notes. Certain corporate events that would constitute a change of control under our credit facility or under future senior indebtedness might not constitute a change of control under these exchange notes. Such an occurrence would nonetheless constitute an event of default under our credit facility, entitling the lenders to, among other things, cause all our outstanding debt obligations thereunder to become due and payable, and to proceed against their collateral.

You may not be able to sell the notes you hold if you do not exchange them in this offer.

     If you hold original notes and do not exchange them in this offer, you will remain subject to the transfer restrictions applicable to the original notes and reflected in their legend. We issued the original notes under exemptions from the registration requirements of the Securities Act and applicable state securities laws. In general, holders of the original notes may not offer or sell them unless they are exempt from registration or are registered under the Securities Act and applicable state securities laws. We have agreed, in certain circumstances, to file a shelf registration statement covering resales of the original notes. Except in those circumstances, we do not intend to register the original notes under the Securities Act. After consummation of this exchange offer, we will have no further obligation to do so. Additionally, there is no existing market for the original notes, and neither we nor any of our affiliates will make a market in the original notes.

     If you tender original notes in this exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Additionally, as a result of the exchange offer, it is expected that the aggregate principal amount of the original notes will decrease substantially.

     As a result, it is unlikely that a liquid trading market will exist for the original notes at any time. This lack of liquidity will make transactions more difficult and may reduce the trading price of the original notes. See “The Exchange Offer” and “Description of the Notes — Exchange Offer; Registration Rights Agreement; Special Interest”.

USE OF PROCEEDS

     This exchange offer is intended to satisfy obligations that we have under the registration rights agreement we entered into with the initial purchasers of the original notes. We will not receive any proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive original notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the original notes, except as described in “The Exchange Offer — Terms of the Exchange Offer”. The original notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Therefore, issuance of the exchange notes will not result in any increase in our outstanding debt.

     The net proceeds from the sale of the original notes were approximately $131.4 million after deducting the initial purchasers’ commission and other fees and expenses associated with the sale. Those net proceeds were used as follows:

•	$120.0 million to redeem at par our previously-outstanding 9.5% senior subordinated notes due 2005,

•	approximately $3.5 million to pay accrued interest, up through the date of redemption, on our previously-outstanding 9.5% senior subordinated notes due 2005, and

•	approximately $7.9 million to reduce borrowings under our revolving credit facility.

CAPITALIZATION

     The following table sets forth our cash and cash equivalents and actual capitalization as of April 4, 2004, and reflects the offering of the original notes and the application of the net proceeds of that offering as described above. Because we will receive no additional proceeds from the issuance of the exchange notes, there are no adjustments to be made for this offering. You should read this table in conjunction with the information contained in our consolidated financial statements and notes thereto that are included in our filings with the SEC that are incorporated by reference into this prospectus.

As of April 4, 2004
(Dollars in thousands)
Cash and cash equivalents	$17,607

Long-term debt (including current maturities):
Revolving credit facility(1)	$20,016
7.300% Senior Notes due 2008	150,000
10.375% Senior Notes due 2010	175,000
Original notes (2)	135,000
Total long-term debt (including current maturities)	480,016
Minority interest	3,807
Total shareholders’ equity	215,424
Total capitalization(3)	$699,247

(1)	Our maximum borrowing capacity under the revolving credit facility is $100 million. As of April 4, 2004, $20.0 million in borrowings and approximately $15.1 million in letters of credit were outstanding under the revolving credit facility. Amounts outstanding under our revolving credit facility includes approximately $5.8 million of short-term borrowings. As of April 4, 2004, we could have incurred $48.1 million of conditional borrowings under our revolving credit facility.

(2)	If and to the extent original notes are exchanged for exchange notes, this line item will then reflect exchange notes in addition to or in lieu of original notes, but the total amount of debt for this line item will remain the same.

(3)	We define total capitalization as total shareholders’ equity, total long-term debt and minority interest.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

     On February 4, 2004, we sold the original notes to Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., and Fleet Securities, Inc., as the Initial Purchasers. The Initial Purchasers sold the original notes to institutional investors in reliance on Rule 144A and Regulation S promulgated by the SEC under the Securities Act. When we sold the original notes, we and our subsidiary guarantors signed a registration rights agreement for the benefit of holders of original notes. Under that agreement, we agreed to file a registration statement covering an offer to exchange the original notes for senior subordinated debt securities with substantially identical terms, primarily in order to eliminate the securities law transfer restrictions that are applicable to holders of the original notes. We agreed to make that filing within 120 days after we issued the original notes, and to use our best efforts to cause the registration statement to become effective within 150 days after the issue date.

     We also agreed that if applicable law or SEC staff interpretations do not permit us to effect the exchange offer, if the exchange offer is not consummated within 180 days after the date we issued the original notes, or if any holder notifies us that it:

(1)	is prohibited by applicable law or SEC policy from participating in the exchange offer,

(2)	may not resell exchange notes to the public without delivering a prospectus and this prospectus is not appropriate or not available for such resales by such holder, or

(3)	is a broker-dealer and holds original notes acquired directly from us or an affiliate of us then, we and our subsidiary guarantors would, as promptly as practicable, file a shelf registration statement covering resales of the original notes, and use our best efforts to cause the shelf registration statement to be declared effective, and to remain current and effective until the earlier of two years after its effective date or when all the notes are sold under the shelf registration statement. If we are required to do so, we will provide to each holder copies of the prospectus, notify each such holder when the shelf registration statement is effective, and take other actions as are required to permit unrestricted resales of the original notes.

     The interest rate on the original notes may increase if we do not comply with our obligations under the registration rights agreement.

Resale of Exchange Notes

     We believe that holders of exchange notes issued in the exchange offer may generally offer them for resale and may resell or otherwise transfer them without compliance with the registration and prospectus delivery provisions of the Securities Act. Our belief is based on existing SEC staff interpretations and is subject to the exceptions and qualifications described in “Plan of Distribution”.

     Notwithstanding those beliefs, however, each holder of original notes who wishes to exchange them in the exchange offer will be required to make representations to us. These include representations that the holder:

•	will acquire the exchange notes in the ordinary course of its business,

•	is not engaging in or intending to engage in a distribution of the exchange notes,

•	has no arrangement or understanding with any person to participate in the distribution of the exchange notes, and is not our “affiliate”, as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act.

Terms of the Exchange Offer

     We will accept for exchange all original notes properly tendered and not withdrawn prior to 5:00 p.m., Eastern Time, on the date this offer expires. The initial expiration date is August 9, 2004. We may extend the exchange offer in our discretion. We will only accept original notes that are tendered in compliance with this prospectus and the terms of the letter of transmittal. You must tender original notes only in $1,000 multiples. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 in principal amount of original notes tendered and accepted for exchange.

     The form and terms of the exchange notes are substantially the same as those of the original notes, except that the exchange notes are registered under the Securities Act. Accordingly, the exchange notes will not bear legends restricting their transfer. The terms of the exchange notes also do not include registration rights and penalty interest provisions applicable to the original notes. The exchange notes evidence the same debt as the original notes. We are issuing the exchange notes under the same indenture as the original notes. The indenture treats the exchange notes and the original notes as a single class of debt securities. The exchange notes and the original notes are entitled to the same benefits under the indenture.

     We are not conditioning this exchange offer upon any minimum aggregate principal amount of original notes being tendered for exchange. Holders of original notes will not have any appraisal or dissenters’ rights in connection with the exchange offer.

     As of the date of this prospectus, we have issued $135,000,000 in principal amount of the original notes, all of which remain outstanding. We are sending this prospectus, together with the letter of transmittal, to all registered holders of original notes. We will not fix a record date for determining registered holders of original notes entitled to participate in the exchange offer.

     We intend to conduct the exchange offer in accordance with the registration rights agreement, the applicable requirements of the Exchange Act and the rules and regulations of the SEC. Any original notes not exchanged in the exchange offer will remain valid and continue to accrue interest. Holders of such notes will remain entitled to the rights and benefits of the indenture and the registration rights agreement.

     We will be deemed to have accepted tendered original notes for exchange only when, as and if we so notify SunTrust Bank, the exchange agent, and have complied with the registration rights agreement. We will deliver the exchange notes to SunTrust Bank, as agent for the tendering holders.

     If, for any reason, we do not accept any tendered original notes for exchange, we will return them, without expense to the tendering holder, promptly after the expiration or termination of the exchange offer.

     We will generally pay all charges and expenses in connection with the exchange offer and transfer taxes imposed in connection with the exchange of the original notes for exchange notes in the name of the registered holder of the original notes (as discussed in “The Exchange Offer — Transfer Taxes”). We will not pay taxes imposed for any other reason, such as taxes imposed as a result of a requested issuance of exchange notes in the name of a person other than the registered holder of the original notes. Tendering note holders will not be required to pay brokerage commissions or fees or, in most cases, transfer taxes, with respect to the exchange of their original notes in the exchange offer. See “The Exchange Offer — Fees and Expenses”.

Extensions; Amendments; Termination

     We may extend the exchange offer by oral notice followed by written notice to the exchange agent and will mail an announcement of the extension to the registered holders of the original notes. The notice and mailing must occur prior to 9:00 a.m., Eastern Time, the next business day after the original expiration date. During any extension, we may continue to accept for exchange any previously tendered original notes that have not been withdrawn. During an extension, any holders who previously tendered original notes for exchange will be permitted to withdraw them.

     We also reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions described in “The Exchange Offer — Conditions to the Exchange Offer” are not satisfied, or to amend the terms of the exchange offer in any manner.

     We may terminate or amend the exchange offer by notice to the exchange agent. We will also notify the registered holders of original notes of termination or amendment as promptly as practicable. If we amend the exchange offer in a way we consider material, we will prepare a supplement to this prospectus in order to reflect the amendment and will distribute the prospectus supplement to the registered holders. Depending upon the significance of the amendment and the means we choose to notify registered holders, we may extend the exchange offer, if we deem necessary, to allow registered holders time to consider the effect of the amendment.

Interest on the Exchange Notes

     As with the original notes, we will pay interest on the exchange notes at an annual rate of 9 ½ %. We will pay accrued interest semi-annually, on February 1 and August 1. We will make our first interest payment on August 1, 2004. The first payment will include interest from the date we initially issue the exchange notes, plus any accrued interest on the original notes for the period from their initial issue through the date of exchange. Once we issue the exchange notes, interest will no longer accrue on original notes accepted for exchange.

Conditions to the Exchange Offer

     We are not required to accept any original notes for exchange, or to issue any exchange notes, and we may terminate the exchange offer before we accept any original notes for exchange, if:

•	any person sues, or threatens to sue, in any forum with respect to the exchange offer and, in our reasonable judgment, the suit might materially impair our ability to proceed with the exchange offer,

•	a government proposes, adopts or enacts any law, statute, rule or regulation, or the SEC staff interprets any existing law, statute, rule or regulation in a way that, we believe, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer, or

•	we do not receive any governmental approval that we, in our reasonable judgment, deem necessary to complete the exchange offer.

     These conditions are for our sole benefit. We may assert or waive any of them, in whole or part, at any time and from time to time, prior to the expiration of the exchange offer, in our reasonable judgment, whether or not we waive any other conditions of the exchange offer. Our failure or delay at any time prior to the expiration of the exchange offer to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, provided that we will treat all tendering holders equally with respect to the same facts and circumstances.

     In addition, we will not accept any original notes for exchange, and we will not issue any exchange notes, if the SEC has threatened or issued a stop order with respect to:

•	the registration statement of which this prospectus is a part, or

•	the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

     You may only tender original notes held by you. To tender such notes, unless the tender is made in book-entry form, you must complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal, as well as comply with one of the procedures below for actual delivery of the original notes to us. Under specific circumstances described in the letter of transmittal, you must have your signature guaranteed. You must mail or deliver the letter of transmittal to the exchange agent before 5:00 p.m., Eastern Time, on August 9, 2004 the day the offer expires. In addition, either

•	you must deliver your original notes to the exchange agent with your letter of transmittal, or

•	you must comply with the guaranteed delivery procedures.

     The exchange agent must receive the letter of transmittal and other required documents before 5:00 p.m., Eastern Time, on August 9, 2004, the date the offer expires. Otherwise, we will not consider your notes to be properly tendered, and we will not accept them for exchange. The exchange agent’s address is set forth on page 27 and also printed on the back cover page of this prospectus. Do not send your letter of transmittal or any original notes to us.

     We discuss the procedures for book entry transfer and guaranteed delivery in the next two sections below.

     By tendering and not withdrawing original notes before the exchange offer expires, you agree to the terms and conditions described in this prospectus and the letter of transmittal. No alternative, conditional, irregular or contingent tender of original notes will be accepted.

     We recommend that you use an overnight or hand delivery service instead of regular mail. In all cases, you should allow sufficient time for your tender materials to be delivered to the exchange agent before the offer expires. You may ask your broker, dealer, commercial bank, trust company or other nominee to handle these formalities for you. However, you are responsible for choosing how to deliver your original notes, the letter of transmittal and any other required documents to the exchange agent. You alone bear the risk of non-delivery or late delivery.

     If you wish to tender any original notes of which you are the beneficial owner but that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the registered holder as soon as possible and arrange with the registered holder to tender on your behalf. If instead you wish to tender on your own behalf, you must first either:

•	arrange to re-register the original notes in your name, or

•	obtain a properly completed bond power from the registered holder of the original notes.

Please note that such a transfer of registered ownership may take considerable time. We cannot assure you that you will be able to re-register your original notes before the exchange offer expires.

     If the letter of transmittal is signed by anyone other than the registered holder of the tendered original notes, we will only accept the notes for exchange if:

•	the registered holder:

(a)	endorses the original notes, or

(b)	executes a properly completed bond power, and

•	an eligible guarantor institution guarantees the registered holder’s signature.

Eligible guarantor institutions are:

•	a member firm of a registered national securities exchange,

•	a member firm of the National Association of Securities Dealers, Inc.,

•	a commercial bank or trust company having an office or correspondent in the United States, or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act and which is a member of a recognized signature guarantee program identified in the letter of transmittal.

The signature guarantee requirement does not apply to you if:

•	you do not check the “Special Issuance Instructions” or “Special Delivery Instructions” boxes on the letter of transmittal, or

•	you are tendering for the account of an eligible institution.

     If you sign a letter of transmittal or any original notes or bond powers in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, corporate officer or other fiduciary or representative, you should indicate your capacity when signing. You must provide with the letter of transmittal evidence satisfactory to us of your authority to act.

     We will resolve all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered original notes in our sole discretion. Our determinations on these issues and our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. We reserve the right to reject:

•	any original notes that are not validly tendered, or

•	any original notes where our acceptance would, in the opinion of our counsel, be unlawful.

     We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. We may, in our discretion, allow tendering note holders an opportunity to cure any defects or irregularities with respect to particular original notes. We will in all cases, however, treat tendering holders equally with respect to the same facts and circumstances in our exercise, or not, of the above rights. Although we intend to notify holders of any defects or irregularities affecting their tenders, neither we, the exchange agent nor any other person shall be liable for any failure to give such notice. We will not consider a holder to have tendered original notes until the holder cures, or we waive, all defects or irregularities. Unless the holder instructs differently in the letter of transmittal, the exchange agent will return improperly tendered original notes to the tendering holder promptly after the exchange offer expires.

     We will issue exchange notes only after the exchange agent timely receives:

•	(a) the tendered original notes, or

(b) confirmation that they have been transferred by book entry into the exchange agent’s account at the Depository Trust Company,

•	a properly completed, duly executed letter of transmittal, and

•	all other documents that might be required as indicated above or in the letter of transmittal.

If we do not accept your tendered original notes for exchange for any reason, or if you submit more original notes than your letter of transmittal indicates you wish to exchange, we will return the unaccepted or excess original notes to you, without cost, promptly after the expiration or termination of the exchange offer. If you tendered the original notes by book-entry transfer, we will have the unaccepted or excess original notes credited to an account maintained with the Depository Trust Company.

Book-Entry Transfer

     Within two days after the date of this prospectus, the exchange agent will ask the Depository Trust Company to establish an account for purposes of receiving original notes tendered in connection with the exchange offer. Any institution that is a participant in Depository Trust Company’s Automated Tender Offer Program (ATOP) may make book-entry delivery of the original notes through ATOP, which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders offered through ATOP.

     If you deliver original notes by book-entry transfer, the Depository Trust Company must confirm to the exchange agent that the original notes have been transferred by book entry into the exchange agent’s account with Depository Trust Company.

Guaranteed Delivery Procedures

     You may use the guaranteed delivery procedures we describe in this section if you wish to tender your original notes and either:

•	you do not have immediate access to your original notes;

•	you cannot deliver your original notes, the letter of transmittal or any other required document to the exchange agent before the offer expires; or

•	you are unable to complete the procedure for book-entry transfer on a timely basis.

The guaranteed delivery procedures require that:

•	the tender is made through an eligible institution;

•	the eligible institution, before the exchange offer expires, delivers a notice of guaranteed delivery (by fax, mail or hand delivery) to the exchange agent, which notice:

•	identifies the name and address of the holder,

•	identifies the registered number(s) and principal amount of the original notes tendered,

•	states that the original notes are being tendered, and

•	guarantees that the eligible institution will deliver the letter of transmittal, the original notes, and any other required documents to the exchange agent within three (3) Nasdaq trading days after the offer expires; and

•	the exchange agent actually receives the letter of transmittal, the tendered original notes, and all other required documents within three (3) Nasdaq trading days after the offer expires. The eligible institution may deliver the original notes by book-entry transfer as described in the preceding section.

     Upon request, the exchange agent will send a form of notice of guaranteed delivery to holders who wish to use these guaranteed delivery procedures. If you use the guaranteed delivery procedures, you must comply with them within the time period described in this section.

Withdrawal of Tenders

     Except as otherwise provided in this prospectus, you may withdraw your tender of original notes at any time before 5:00 p.m., Eastern Time, on August 9, 2004, the day before the exchange offer expires. If we extend the exchange offer beyond that date, you will be entitled to withdraw your tender of original notes during the extension period on the same terms described here for the initial offer period.

     For your withdrawal to be effective, the exchange agent must receive a timely written notice of withdrawal at one of the addresses listed in the “Exchange Agent” section below. The notice of withdrawal must:

•	identify the person who tendered the original notes,

•	identify the original notes to be withdrawn, including their principal amount(s), and

•	where certificates for original notes have been transmitted, specify the name of the registered holder of the original notes if different from the name of the withdrawing holder.

     If the exchange agent has received certificates for original notes, then, before it will release the certificates, the withdrawing holder must also provide:

•	the serial numbers of the particular certificates to be withdrawn, and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is itself an eligible institution.

     If you tendered original notes using the book-entry transfer procedures, we will have the original notes credited to an account maintained with the Depository Trust Company. Your notice of withdrawal must specify the name and number of the account at the Depository Trust Company to which you want the withdrawn original notes credited. Your notice of withdrawal must also comply with any procedures of the Depository Trust Company.

     As mentioned earlier, we reserve the right to resolve all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination on these issues will be final and binding on all parties.

     We will treat any withdrawn original notes as not validly tendered, and will return them to their holder, without cost, promptly after withdrawal. You may re-tender any properly withdrawn original notes by again following the tender procedures described in this prospectus before the offer expires.

Exchange Agent

     We have appointed SunTrust Bank as our exchange agent for this exchange offer. You should contact the exchange agent with any questions or requests for:

•	assistance,

•	additional copies of this prospectus,

•	additional copies of the letter of transmittal, or

•	copies of the notice of guaranteed delivery.

You may contact the exchange agent as follows:

By Overnight Courier, Hand Delivery or Mail:	By Facsimile:

SunTrust Bank	(404) 588-7335
22 Park Place, 24th Floor	Attn.: Corporate Trust, Jack Ellerin
Atlanta, Georgia 30303
Attn: Corporate Trust, Jack Ellerin
Telephone: (404) 588-7063

Fees and Expenses

     We will pay the expenses of soliciting tenders. We will make the principal solicitation by mail. We may make additional solicitations by telegraph, facsimile or telephone. We may also have our officers and regular employees make in-person solicitations.

     We have not retained any dealer-manager in connection with the exchange offer. We will not pay any broker-dealers or others to solicit acceptances of the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket expenses in connection with the exchange offer.

     We estimate that we will incur and pay $200,000 in cash expenses in connection with the exchange offer. These expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

     We will pay any transfer taxes imposed on the registered holder of original notes solely as a result of such holder’s tender thereof for exchange notes issued to such holders in the exchange offer. We will not, however, pay any transfer taxes arising for any other reason. The tendering holder will be required to pay any such other taxes, whether imposed on the registered holder or any other person. For example, we will not pay taxes imposed on:

•	the transfer, issuance or delivery of unexchanged original notes to any person other than their registered holder, or

•	the registration of any original notes or exchange notes in the name of any person other than the tendering registered holder.

If the tendering holder does not provide with the letter of transmittal satisfactory evidence that it has paid or is exempt from any such other transfer taxes, such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

     If you do not exchange your original notes in the exchange offer, your notes will continue to be subject to transfer restrictions, as reflected in their restrictive legends. These restrictions apply because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may not offer or sell the original notes unless they are registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the original notes under the Securities Act.

     The securities laws of some states and other jurisdictions also prohibit the offer or sale of the original notes (and the exchange notes) unless they have been registered under those laws or are exempt from their registration requirements. We have agreed in the registration rights agreement, subject to limitations, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of such jurisdictions if a holder of exchange notes reasonably requests in writing. We do not intend to register or qualify the original notes under any such laws.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the summary consolidated financial data presented below from our audited consolidated financial statements and the notes thereto for the years indicated and our unaudited interim consolidated financial statements and the notes thereto for the three-month periods ended April 4, 2004 and March 30, 2003. In our opinion, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. The results for the three months ended April 4, 2004 may not be indicative of results to be achieved for the entire fiscal year. You should read the summary financial data presented below together with those audited and unaudited consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 28, 2003 and our Quarterly Report on Form 10-Q for the three months ended April 4, 2004, respectively, both of which are filed with the SEC and incorporated by reference into this prospectus. Amounts for all periods presented have been adjusted for the discontinued operations of our U.S. raised/access flooring business.

As of and For the
As of and For the Year Ended	Three Months Ended
January 2,	December 31,	December 30,	December 29,	December 28,	March 30,	April 4,
2000	2000	2001	2002	2003	2003	2004
(Dollars in thousands)	(Unaudited)
Statement of Income Data:
Net sales	$1,189,585	$1,223,895	$1,058,846	$924,084	$923,509	$210,210	$249,244
Cost of sales	813,212	844,447	746,320	659,910	670,532	154,511	176,968

Gross profit on sales	376,373	379,448	312,526	264,174	252,977	55,699	72,276
Selling, general and administrative expenses	298,786	291,548	259,039	225,569	231,306	57,040	62,763
Restructuring charges(1)	1,131	21,047	54,577	23,449	6,196	2,086	—

Operating income (loss)	76,456	66,853	(1,090)	15,156	15,475	(3,427)	9,513
Interest expense	39,211	36,959	35,887	42,022	42,820	10,180	11,805
Other (income) expense	(1,047)	479	490	798	1,280	93	2,653

Total other expense	38,164	37,438	36,377	42,820	44,100	10,273	(14,458)

Income (loss) from continuing operations before taxes on income (benefit)	38,292	29,415	(37,467)	(27,664)	(28,625)	(13,700)	(4,945)
Taxes on income (benefit)	14,560	12,352	(11,546)	(9,905)	(10,215)	(4,658)	(1,916)

Income (loss) from continuing operations	23,732	17,063	(25,921)	(17,759)	(18,410)	(9,042)	(3,029)
Loss from discontinued operations, net of tax(2)	(187)	258	(10,366)	(14,525)	(6,022)	(1,312)	—
Loss on disposal of discontinued operations, net of tax	—	—	—	—	(8,825)	—	—
Cumulative effect of a change in accounting principle, net of tax(3)	—	—	—	(55,380)	—	—	—

Net income (loss)	$23,545	$17,321	$(36,287)	$(87,664)	$(33,257)	$(10,354)	$(3,029)

Earnings (loss) per common share from continuing operations:
Basic	$0.45	$0.34	$(0.52)	$(0.36)	$(0.36)	$(0.18)	$(0.06)
Diluted	$0.45	$0.34	$(0.52)	$(0.36)	$(0.36)	$(0.18)	$(0.06)
Cash dividends per common share(4)	$0.18	$0.18	$0.15	$0.045	$—	$—	$—

Other Data:
Adjusted EBITDA(5)	$123,240	$137,007	$99,419	$73,135	$57,648	$7,909	$16,515
Depreciation and amortization	44,606	49,586	46,421	35,328	37,257	9,343	9,755
Capital expenditures	28,278	30,495	30,036	14,344	16,328	4,607	6,029
Ratio of earnings to fixed charges(6)	1.86	x	1.67	x	.20	x	.47	x	.45	x	.26	x	.76	x

	As of					As of
	January 2,	December 31,	December 30,	December 29,	December 28,	March 30,	April 4,
	2000	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)					(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,543	$7,856	$788	$34,134	$16,633	$22,959	$17,607
Working capital	223,734	247,235	224,282	197,809	168,490	191,060	196,030
Total assets	1,028,495	1,034,849	954,754	863,510	894,274	865,092	912,779
Total long-term debt(7)	395,618	415,858	448,494	445,000	445,000	447,504	474,247
Total shareholders’ equity	389,192	372,435	302,475	224,171	218,733	217,857	215,424
Total capitalization(8)	786,822	793,457	755,409	674,078	667,191	670,390	699,247

(1)	During 2002, 2001 and 2000, we initiated three separate restructuring plans, and recognized restructuring charges related to those plans. For further analysis of these restructuring plans and charges see “Notes to Consolidated Financial Statements” included in our Annual Report on Form 10-K for the year ended December 28, 2003 and “Notes to Consolidated Condensed Financial Statements” included in our Quarterly Report on Form 10-Q for the three months ended April 4, 2004, both of which are filed with the SEC and incorporated by reference into this prospectus.

(2)	In the fourth quarter of 2002, we decided to discontinue the operations related to our U.S. raised/access flooring business. Substantially all of the assets related to these operations were sold in the third quarter of 2003. See “Notes to Consolidated Financial Statements — Discontinued Operations” in our Annual Report on Form 10-K for the year ended December 28, 2003 and “Notes to Consolidated Condensed Financial Statements — Discontinued Operations” included in our Quarterly Report on Form 10-Q for the three months ended April 4, 2004, both of which are filed with the SEC and incorporated by reference into this prospectus.

(3)	In the first quarter of 2002, we recognized an impairment charge of $55.4 million (after-tax) related to our adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”. See “Notes to Consolidated Financial Statements — Summary of Significant Accounting Policies — Goodwill” included in our Annual Report on Form 10-K for the year ended December 28, 2003 filed with the SEC and incorporated by reference into this prospectus.

(4)	The declaration and payment of dividends is at the discretion of our Board, and depends upon, among other things, our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board at the time of its determination. Such other factors include limitations in covenants contained in our primary revolving credit facility and in the indentures governing our public indebtedness. As a result of restrictions relating to the fixed charges coverage ratio covenant contained in the indentures for our public debt, in the third quarter of 2002 we suspended our dividend payments until such time as we again achieve compliance with that covenant and our Board determines that a resumption of dividend payments is proper in light of the factors indicated above.

(5)	Adjusted EBITDA represents income before income taxes plus net interest expense, depreciation, amortization, non-recurring charges and extraordinary items. While Adjusted EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with GAAP, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. In addition, we believe that investors find Adjusted EBITDA to be a useful tool for measuring our ability to service our debt. Adjusted EBITDA is not necessarily a measure of our ability to fund cash needs. The following are our components of Adjusted EBITDA:

						As of and For the
	As of and For the Year Ended					Three Months Ended
	January 2,	December 31,	December 30,	December 29,	December 28,	March 30,	April 4,
	2000	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)					(Unaudited)
Net income (loss) from continuing operations	$23,732	$17,063	$(25,921)	$(17,759)	$(18,410)	$(9,042)	$(3,029)
Income taxes	14,560	12,352	(11,546)	(9,905)	(10,215)	(4,658)	(1,916)
Interest expense	39,211	36,959	35,887	42,022	42,820	10,180	11,805
Depreciation and amortization	44,606	49,586	46,421	35,328	37,257	9,343	9,755
Restructuring charges	1,131	21,047	54,577	23,449	6,196	2,086	—

Adjusted EBITDA	$123,240	$137,007	$99,419	$73,135	$57,648	$7,909	$16,515

We view Adjusted EBITDA as a liquidity measure and, therefore, the nearest GAAP measure is cash flow from operations. The following is a reconciliation of our Adjusted EBITDA to our cash flow from continuing operations:

	January 2,	December 31,	December 30,	December 29,	December 28,	March 30,	April 4,
	2000	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)					(Unaudited)
Adjusted EBITDA	$123,240	$137,007	$99,419	$73,135	$57,648	$7,909	$16,515
Interest expense	(39,211)	(36,959)	(35,887)	(42,022)	(42,820)	(10,180)	(11,805)
Income tax expense (benefit)	14,560	(12,352)	11,546	9,905	10,215	4,658	1,916
Restructuring charges	(1,131)	(21,047)	(54,577)	(23,449)	(6,196)	(2,086)	—
Changes in assets and liabilities and other non-cash items	(26,381)	11,851	(4,572)	51,093	(27,342)	(7,020)	(25,669)

Cash flow from continuing operations	$71,077	$78,500	$15,929	$68,662	$(8,495)	$(6,719)	$(19,073)

(6)	For purposes of computing the ratio of earnings to fixed charges: (a) fixed charges consist of interest on debt (including capitalized interest), amortization of debt expenses and a portion of rental expense determined to be representative of interest and (b) earnings consist of income (loss) from continuing operations before income taxes, minority interest and fixed charges as described above. For the fiscal years ended 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $37.1 million, $26.9 million and $27.9 million, respectively. As of March 30, 2003 and April 4, 2004, earnings were insufficient to cover fixed charges by $9.1 million and $3.4 million, respectively.

(7)	Total long-term debt does not include receivables sold under our receivables securitization program. We terminated our receivables securitization program in June 2003 in connection with the amendment and restatement of our revolving credit facility. As of January 2, 2000, December 31, 2000, December 30, 2001 and December 29, 2002, we had sold receivables of $45.6 million, $40.0 million, $54.0 million, $34.0 million and $30.0 million, respectively.

(8)	Total capitalization represents total shareholders’ equity, total long-term debt (including current maturities) and minority interests. See “Capitalization” included herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Our revenues are derived from sales of floorcovering products (primarily modular and broadloom carpet) and related services, interior fabrics and other specialty products. Our business, as well as the commercial interiors market in general, is cyclical in nature and is impacted by economic conditions and trends that affect the markets for commercial and institutional business space. The commercial interiors market is largely driven by reinvestment by corporations into their existing businesses in the form of new fixtures and furnishings for their workplaces. In significant part, the timing and amount of such reinvestments are impacted by the profitability of those corporations. As a result, macroeconomic factors such as employment rates, office vacancy rates, capital spending, productivity and efficiency gains that impact corporate profitability in general, also affect our businesses. We have begun to focus more of our marketing and sales efforts on non-corporate office segments to reduce in part our exposure to economic cycles that affect the corporate office market segment more adversely, as well as to capture additional market share.

     Since 1999 (except for a modest rebound during the latter portion of 2000), the commercial interiors market as a whole, and the broadloom carpet market in particular, has experienced decreased demand levels. The general downturn in the domestic and international economy that characterized most of 2001, 2002 and 2003 further adversely affected the commercial interiors market, especially in the U.S. corporate office segment. These conditions significantly impaired our growth and profitability.

     In 2003, approximately 29% of our net sales were denominated in currencies other than the U.S. dollar. For the quarter ended April 4, 2004, that amount was 30%. Because we have such substantial international operations, we are impacted, from time to time, by international developments that affect foreign currency transactions. For example, the performance of the euro against the U.S. dollar, for purposes of the translation of European revenues into U.S. dollars, adversely affected us in 2001, when the euro was weak relative to the U.S. dollar. In 2002, 2003 and in the first quarter of 2004, however, when the euro strengthened relative to the U.S. dollar, the translation of European revenues into U.S. dollars favorably affected our reported results. The following table presents the amount (in U.S. dollars) by which the exchange rates for converting euros into U.S. dollars have affected our net sales and operating income during the past three years and in the first quarter of the past two years:

				First Quarter
	2001	2002	2003	2003	2004
	(In millions)
Net sales	$(6.9)	$10.5	$36.6	$9.8	$8.8
Operating Income	(0.3)	0.5	1.5	0.6	0.5

     All amounts above for all periods exclude our U.S. raised/access flooring business, which we sold in September 2003 and, as discussed below, we are reporting as “discontinued operations” for such prior periods.

Discontinued Operations of Our U.S. Raised/Access Flooring Business

     In the fourth quarter of 2002, we decided to discontinue our operation of our U.S. raised/access flooring business, which had experienced a significant decline in demand, primarily due to decreased spending by technology companies. We completed the sale of substantially all of its assets to a third party in September 2003. As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we have reported the results of operations for the U.S. raised/access flooring business, for all periods reflected herein, as “discontinued operations.” As a result, our discussion of revenues or sales and other results of operations (except for net income or loss amounts), including percentages derived from or based on such amounts, excludes the results of our U.S. raised/access flooring business unless we indicate otherwise.

     The results of these discontinued operations for the quarter ended March 30, 2003 yielded an after-tax loss of $1.3 million. The discontinued operations had no impact in the first quarter of 2004.

     Our U.S. raised/access flooring business represented revenues of $13.6 million, $22.8 million, and $45.1 million in years 2003, 2002 and 2001, respectively. Loss from operations of that business, net of tax, was $3.9 million, $2.5 million and $10.4 million in years 2003, 2002 and 2001, respectively (including pre-tax restructuring charges of $10.5 million in 2001 related to consolidation activities). We recorded an impairment charge of $12.0 million, net of tax, during the fourth quarter of 2002 to adjust the carrying value of the assets of that business to their net realizable value. In addition, in the third quarter of 2003, we recorded an after-tax loss of $8.8 million in connection with disposition of the assets.

Impact of Strategic Restructuring Initiatives

     As indicated above, we incurred substantial pre-tax restructuring charges in 2003, 2002 and 2001 — $6.2 million, $23.4 million and $54.6 million (excluding $10.5 million related to the discontinued operations of our U.S. raised/access flooring business), respectively — as we implemented various initiatives to reduce our operating costs and strengthen our ability to generate free cash flow (which is defined and discussed below).

     The charge in 2003 reflected:

•	further rationalization (by which we mean reducing or otherwise restructuring operations, facilities or personnel to more rational levels in light of our financial performance) of our Re:Source operations;

•	continuation of the consolidation and rationalization commenced in 2002 with respect to our fabrics manufacturing facilities in Aberdeen, North Carolina; East Douglas, Massachusetts; and Great Harwood, England; and

•	a reduction in force and consolidation of our corporate research and development operation.

     The charge in 2002 reflected:

•	consolidation of three fabrics manufacturing facilities into other facilities;

•	further rationalization of our Re:Source operations;

•	a reduction in force of over 200 employees; and

•	consolidation of certain European facilities.

     The charge in 2001 reflected:

•	the closure of our European broadloom facility;

•	further rationalization of our U.S. broadloom operations and certain European modular back-office operations;

•	a reduction in force of over 800 employees; and

•	the consolidation of certain non-strategic Re:Source operations.

     The 2003 restructuring charge was comprised of $4.5 million of cash expenditures for severance benefits and other costs, and $1.7 million of non-cash charges, primarily for the write-down of the carrying value and disposal of certain assets. The 2002 restructuring charge was comprised of $10.6 million of cash expenditures for severance benefits and other costs, and $12.8 million of non-cash charges, primarily for the write-down of the carrying value and disposal of certain assets. The 2001 restructuring charge was comprised of $20.4 million of cash expenditures for severance benefits and other costs and $34.2 million of non-cash charges, primarily for the write-down of carrying value and disposal of assets, including goodwill. The 2001 restructuring initiatives had aspects that continued into 2002 and were completed by the end of the second quarter of 2002.

     These initiatives are producing the strategic results we targeted, in that we have reduced our cost structure and have strengthened our cash flow position. We believe the restructuring initiatives undertaken in 2002 and 2003 alone eventually will yield future annual cost savings of approximately $25 million, with cost savings of approximately $10 million in 2004, although there can be no guarantee that such savings will be achieved.

     Further discussion about the restructuring charges appears in the “Notes to Consolidated Financial Statements” contained in our Annual Report on Form 10-K for the year ended December 28, 2003 and “Notes to Condensed Consolidated Financial Statements” contained in our Quarterly Report on Form 10-Q for the three months ending April 4, 2004, both of which are filed with the SEC and incorporated by reference into this prospectus.

Goodwill Impairment Write-Down Under SFAS 142

     We adopted the new standards set forth in SFAS 142 for accounting for goodwill and other intangible assets effective on the first day of fiscal 2002, and in the second quarter of 2002, we completed the transitional goodwill impairment test required by SFAS 142. As a result of that testing, we determined that a portion of our goodwill and other intangible assets had been impaired, and we wrote down their value accordingly. The effect of that write-down (the after-tax charge of $55.4 million, or $1.10 per share, referred to above) has been recorded as the cumulative effect of a change in accounting principle effective the first quarter of fiscal 2002, as required by SFAS 142. The charge had no cash effect and, as required, is presented net of tax. However, it affects significantly the comparisons of our results from period to period, both directly because of the charge itself in 2002, and indirectly because of the subsequent elimination of amortization of those assets.

     In effecting this accounting change and the related impairment testing, we used an outside consultant to help prepare valuations of reporting units in accordance with the new standards, and those valuations were compared with the respective book values of the reporting units to determine whether any goodwill impairment existed. In preparing the valuations, past, present and future expectations of performance were considered. The test showed goodwill impairment in three overseas reporting units and five Americas reporting units. In all cases, the impairment primarily was attributable to actual and then-forecasted revenue and profitability for the reporting unit being lower (consistent with the industry-wide decline in carpet sales and related services) than that anticipated at the time of the acquisition of the reporting unit.

     During the fourth quarter of 2003, we performed the annual goodwill impairment test required by SFAS 142 using a methodology similar to the transitional test. No additional impairment was indicated.

Results of Operations

     The following discussion and analyses reflect the factors and trends discussed in the preceding sections. In addition, we believe our performance over the past several years reflects the unprecedented downturn experienced by the commercial interiors industry in general during that time, which we discuss elsewhere.

     The following table presents, as a percentage of net sales, certain items included in our Consolidated Statements of Operations for the periods indicated:

	Fiscal Year			Quarter Ended
	2001	2002	2003	3/30/03	4/4/04
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	70.5	71.4	72.6	73.5	71.0

Gross profit on sales	29.5	28.6	27.4	26.5	29.0
Selling, general and administrative expenses	24.5	24.4	25.0	27.1	25.2
Restructuring charges	5.2	2.5	0.7	1.0	0.0

Operating income (loss)	(0.1)	1.6	1.7	(1.6)	3.8
Interest/Other expense	3.4	4.6	4.8	4.9	5.8

Loss from continuing operations before tax benefit	(3.5)	(3.0)	(3.1)	(6.5)	(2.0)
Income tax benefit	(1.1)	(1.1)	(1.1)	(2.2)	(0.8)

Loss from continuing operations	(2.4)	(1.9)	(2.0)	(4.3)	(1.2)
Discontinued operations, net of tax	(1.0)	(1.6)	(1.6)	(0.6)	(0.0)
Cumulative effect of a change in accounting principle, net of tax	—	(6.0)	—	—	—

Net loss	(3.4)	(9.5)	(3.6)	(4.9)	(1.2)

     Below we provide information regarding net sales for each of our five operating segments, and analyze those results for the quarters ended April 4, 2004 (which was a 14-week period), and March 30, 2003 (which was a 13-week period), and each of the last three fiscal years. The 14 weeks versus the 13 weeks included in the respective 2004 and 2003 quarterly periods are a factor in certain of the comparisons reflected below.

     Net Sales by Business Segment

     We currently classify our businesses into the following five operating segments for reporting purposes:

•	Modular Carpet segment, which includes our Interface, Heuga and InterfaceFLOR modular carpet businesses;

•	Broadloom segment, which includes our Bentley and Prince Street broadloom, modular carpet and area rug business;

•	Services segment, which primarily encompasses our Re:Source dealers that provide carpet installation and maintenance services in the United States;

•	Fabrics Group segment, which includes all of our fabrics businesses worldwide; and

•	Specialty Products segment, which includes our subsidiary Pandel, Inc., a producer of vinyl carpet tile backing and specialty mat and foam products, and also includes our Intersept antimicrobial chemical sales and licensing program.

     Net sales by operating segment and for our Company as a whole were as follows for the quarters ended April 4, 2004, and March 30, 2003, respectively:

	Quarter Ended		Percentage
Net Sales By Segment	03/30/03	04/04/04	Change
	(In Thousands)
Modular Carpet	$105,716	$131,089	24.0%
Broadloom	21,766	27,091	24.5%
Services	32,441	38,087	17.4%
Fabrics Group	46,930	49,914	6.4%
Specialty Products	3,357	3,063	(8.8)%

Total	$210,210	$249,244	18.6%

     Net sales by operating segment and for our Company as a whole were as follows for the three years ended December 28, 2003:

	Fiscal Year Ended			Percentage Change
				2002 compared	2003 compared
Net Sales By Segment	2001	2002	2003	with 2001	with 2002
	(In Thousands)
Modular Carpet	$484,755	$431,826	$468,751	-10.9%	8.6%
Broadloom(1)	170,179	114,727	109,940	-32.6%	-4.2%
Services	178,859	163,456	146,416	-8.6%	-10.4%
Fabrics Group	209,905	199,276	189,111	-5.1%	-5.1%
Specialty Products	15,148	14,799	9,291	-2.3%	-37.2%

Total	$1,058,846	$924,084	$923,509	-12.7%	-0.1%

(1)For reporting purposes, 2001 net sales for the Broadloom segment include our European broadloom operations, which operated under the Firth brand and were closed in the third quarter of 2001.

     The average sale price in each of our segments has remained relatively flat during the years 2001-2003, largely due to intense price pressure that has accompanied the depressed conditions in the commercial interiors industry over that time period, which effectively neutralized our announced price increases. Accordingly, the fluctuations in our net sales in each segment were attributable primarily to changes in the volume of products and services sold, except where we specifically mention other factors (such as the impact of foreign currency exchange rates or new product introductions) in the discussion below.

     Modular Carpet Segment. For the quarter ended April 4, 2004, net sales for the Modular Carpet segment increased $25.4 million (24.0%) versus the comparable period in 2003. On a geographic basis, we experienced robust increases in net sales in the Americas and Asia-Pacific. Net sales in the European portion of the business were up slightly (in local currency terms); however, the translation of European revenues into U.S. dollars favorably affected us and translated into a 17.9% increase in net sales for this portion of the business versus the comparable period in 2003. We believe our Modular Carpet business in North America continues to gain market share from floorcovering competition. We also saw a significant increase (approximately 39%) in our sales into the education market segment in North America, which we attribute to our focus on that market segment, including the introduction of our i2 product line. Sales growth in Asia-Pacific is attributable in large part to a relatively good economic climate in that region and to our introduction of a Heuga brand modular carpet line at competitive, mid-level prices.

     For 2003, net sales for the Modular Carpet segment increased $36.9 million (8.6%) compared with 2002. On a geographic basis, increases in net sales in the Americas and Asia-Pacific were offset by an 8.8% decrease in net sales (in local currency terms) in the European portion of the business. However, the translation of European revenues into U.S. dollars favorably affected us by approximately $34.5 million, accounting for most of the increase in net sales for the overall Modular Carpet segment. We believe our Modular Carpet business in North America gained market share from floorcovering competition during 2003, accounting in part for the 4.8% increase in net sales in the Americas despite continued poor macroeconomic conditions. We also saw a 40% increase in our sales into the education market segment in North America, which we attribute to our focus on that market segment, among others, as part of our strategy to increase product sales in non-corporate office market segments. Sales growth in Asia-Pacific is attributable in large part to a relatively good economic climate in that region and to our introduction of a Heuga-brand modular carpet line at competitive, mid-level prices. The decrease in net sales in Europe is attributable in large part to poor macroeconomic conditions, particularly in the United Kingdom.

     In 2002, net sales for our Modular Carpet segment decreased $52.9 million (10.9%) compared with 2001. The decrease was primarily attributable to reduced corporate profits in general as a result of poor macroeconomic conditions, which led to decreased spending in the commercial interiors market.

     Broadloom Segment. In our Broadloom segment, net sales for the quarter ended April 4, 2004, increased $5.3 million (24.5%) versus the comparable period in 2003. The increase was attributable primarily to the improving corporate office market, as well as the success of our market segmentation strategy, particularly in the education and hospitality market segments.

     Net sales for the broadloom segment in 2003 decreased $4.7 million (4.2%) compared with 2002. The decrease was attributable primarily to reduced corporate profits in general, which led to decreased spending in the commercial interiors market, particularly among traditional broadloom customers in the financial community of the Northeast United States, where sales were down 11%. The decrease was offset somewhat by increased sales to customers in the government and education market segments, which were up 22% and 26%, respectively.

     Net sales in the Broadloom segment in 2002 decreased $55.5 million (32.6%) compared with 2001. The decrease was attributable primarily to (1) the closure in the third quarter of 2001 of our European broadloom carpet operations (which conducted business under the Firth brand and accounted for net sales of $31.5 million in 2001), and (2) reduced spending by customers in the corporate office market segment, where sales were down 35.4%. However, the decline in sales in the corporate office market segment was offset somewhat by improved sales in the education and retail market segments, which were up 33.5% and 146.1%, respectively.

     Services Segment. For the quarter ended April 4, 2004, net sales for our Services segment increased $5.6 million (17.5%) versus the comparable period in 2003. The increase was attributable primarily to the improving corporate office market, as well as the success of our market segmentation strategy, particularly in the education and government market segments.

     For 2003, net sales for our Services segment decreased $17.0 million (10.4%) compared with 2002. The decrease was attributable primarily to (1) reduced corporate profits in general as a result of poor macroeconomic conditions, which led to decreased spending in the commercial interiors market where sales were down 24.9%, (2) strong downward pricing pressure resulting from supply generally outpacing demand in the carpet installation services market, and (3) to a lesser extent, the loss of approximately 5% of net sales related to the closing of a limited number of Company-owned branch locations.

     Net sales in 2002 for our Services segment decreased $15.4 million (8.6%) compared with 2001. The decrease was attributable primarily to (1) reduced corporate profits in general as a result of poor macroeconomic conditions, which led to decreased spending in the commercial interiors market, where sales were down 10%, (2) profit-improvement initiatives by our Company-owned floorcovering dealers which led to greater selectivity with respect to bidding on and accepting projects, and (3) to a lesser extent, the loss of approximately 6% of net sales related to the closing of a limited number of Company-owned branch locations.

     Fabrics Group Segment. For the quarter ended April 4, 2004, net sales for our Fabrics Group segment increased $3.0 million (6.4%) versus the comparable period in 2003. The increase was attributable primarily to the improving corporate office market.

     For 2003, net sales for our Fabrics Group segment decreased $10.2 million (5.1%) compared with 2002. The Fabrics Group segment’s net sales in 2002 decreased $10.6 million (5.1%) compared with 2001. The decrease in each of 2003 and 2002, as compared to the respective preceding year, was attributable primarily to (1) reduced corporate profits in general as a result of poor macroeconomic conditions, which led to decreased spending in the commercial interiors market, and (2) the decline of panel fabric sales to original equipment manufacturer (OEM) furniture companies as a result of reduced demand in the commercial interiors market, where net sales were down 3.8% and 4.0% in 2003 and 2002, respectively.

     Specialty Products Segment. For the quarter ended April 4, 2004, net sales for our Specialty Products segment decreased $0.3 million (8.8%) versus the comparable period in 2003. The decrease was attributable to the sale of our Re:Source Technologies adhesives and floorcovering maintenance products business in February 2003.

     For 2003, net sales for our Specialty Products segment decreased $5.5 million (37.2%) compared with 2002. The decrease was attributable primarily to the sale of our Re:Source Technologies adhesives and floorcovering maintenance products business in February 2003. Net sales for this segment remained stable between 2001 and 2002.

     Cost and Expenses

          Company Consolidated. The following table presents, on a consolidated basis for our operations, our overall cost of sales and selling, general and administrative expenses for the quarters ended April 4, 2004, and March 30, 2003, respectively:

	Quarter Ended		Percentage
Cost and Expenses	03/30/03	04/04/04	Change
	(In Thousands)
Cost of Sales	$154,511	$176,968	14.5%
Selling, General and Administrative Expenses	57,040	62,763	10.0%

Total	$211,551	$239,731	13.3%

     The following table presents, on a consolidated basis for our operations, our overall cost of sales and selling, general and administrative expenses for the three years ended December 28, 2003:

Cost and Expenses	Fiscal Year Ended			Percentage Change
				2002 compared	2003 compared
	2001	2002	2003	with 2001	with 2002
	(In Thousands)
Cost of Sales	$746,320	$659,910	$670,532	-11.6%	1.6%
Selling, General and Administrative Expenses	259,039	225,569	231,306	-12.9%	2.5%

Total	$1,005,359	$885,479	$901,838	-11.9%	1.8%

     For the quarter ended April 4, 2004, our cost of sales increased $22.5 million (14.5%) versus the comparable period in 2003, primarily due to increased product ($14.9 million) and labor ($2.9 million) costs associated with increased production levels during the first quarter of 2004. Our raw materials costs in the first quarter 2004 were up between 1-2% versus the same period in 2003 primarily due to increased prices for petrochemical products. In addition, the translation of Euros into U.S. dollars resulted in an approximately $5.5 million increase in cost of goods sold during the first quarter 2004 compared with the same period in 2003. As a percentage of net sales, cost of sales decreased to 71.0% for the quarter ended April 4, 2004, versus 73.5% for the comparable period in 2003. The percentage decrease was primarily due to the following combination of factors, the relative impact of which we are unable to quantify precisely: (1) the increased absorption of fixed manufacturing costs as a result of improved sales volume, (2) improved manufacturing efficiencies in our Fabrics Group, and (3) the realization of the success of our restructuring initiatives which continue to strengthen and streamline operations throughout the global organization.

     For 2003, our cost of sales increased $10.6 million as compared to 2002. The increase was primarily the result of currency fluctuations year-over-year ($24.9 million), which was offset in part by a decrease in labor costs of approximately $6.7 million due to headcount reductions associated with our restructuring activities. As a percentage of net sales, cost of sales also increased to 72.6% for 2003, versus 71.4% for 2002. The percentage increase was primarily due to the following combination of factors, the relative impact of which we are unable to quantify precisely: (1) the under-absorption of fixed manufacturing costs due to lower sales volume, (2) a fluctuation in our relative sales mix from products that have had traditionally higher margins to those with traditionally lower margins, (3) other manufacturing costs associated with scaling production to meet current demand levels, and (4) disruptions in 2003 associated with the integration and restructuring of our Fabrics Group.

     For 2002, our cost of sales decreased $86.4 million as compared to 2001, primarily due to decreased product costs ($56.8 million) from lower production levels and decreased labor costs ($16.5 million) from the overall reduction in our manufacturing headcount (16.7%) associated with our restructuring initiatives. As a percentage of net sales, however, cost of sales increased to 71.4%, compared with 70.5% in 2001, primarily as a result of the following combination of factors, the relative impact of which we are unable to quantify precisely: (1) the under-absorption of fixed manufacturing costs due to lower sales volume levels, (2) a fluctuation in our relative sales mix from products that have had traditionally higher margins to those with traditionally lower margins, and (3) other manufacturing costs associated with scaling production to meet demand levels.

     For the quarter ended April 4, 2004, our selling, general and administrative expenses increased $5.7 million (10.0%) versus the comparable period in 2003. The primary components of this increase were: (1) $2.2 million due to currency fluctuation (primarily the movement of the Euro), (2) $1.7 million of performance bonuses paid in the first quarter of 2004 that were not paid in the first quarter of 2003, (3) $1.0 million of extra administrative costs due to the 14-week period in the first quarter of 2004 versus a 13-week period in the first quarter of 2003, and (4) $0.2 million in commission payments due to increased level of sales. As a percentage of net sales, selling, general and administrative expenses decreased to 25.2% for the quarter ended April 4, 2004, versus 27.1% for the comparable period in 2003. The percentage decrease was primarily due to (1) the realization of the success of our restructuring initiatives which continue to strengthen and streamline operations throughout the global organization, and (2) the increased absorption of the fixed portion of administrative costs as a result of improved sales volume.

     For 2003, our selling, general and administrative expenses increased $5.8 million as compared to 2002. As a percentage of net sales, selling, general and administrative expenses also increased to 25.0% for 2003, compared with 24.4% for 2002. The percentage increase was primarily due to (1) marketing costs of approximately $4 million incurred in 2003 in connection with the launches of InterfaceFLOR (our residential modular carpet business), the Prince Street House and Home collection (our residential broadloom offering), and our i2 marketing campaign during 2003, (2) costs of approximately $1 million related to disruptions in 2003 associated with the integration and restructuring of our Fabrics Group, and (3) an impact of $9 million from currency fluctuations that negatively affected the value of the dollar.

     For 2002, our selling, general and administrative expenses declined by $33.5 million, to $225.6 million from $259.0 million in the prior year. Selling, general and administrative expenses as a percentage of net sales remained stable between 2002 (24.4%) and 2001 (24.5%), despite a 12.7% decline in net sales in 2002 as compared with 2001. These results are attributable to (1) the continuation in 2002 of successful cost-cutting initiatives and other restructuring activities, resulting in $7.2 million of savings, (2) the elimination in 2002 of amortization of goodwill, which was $9.8 million in 2001, and (3) reduced selling costs of $8.4 million and marketing costs of $8.1 million as a result of a decline in overall revenues.

     Cost and Expenses by Segment. The following table presents the combined cost of sales and selling, general and administrative expenses for each of our operating segments for the quarters ended April 4, 2004, and March 30, 2003, respectively:

Cost of Sales and Selling, General and Administrative Expenses	Quarter Ended		Percentage
(Combined)	03/30/03	04/04/04	Change
	(In Thousands)
Modular Carpet	$97,072	$118,446	22.0%
Broadloom	24,883	27,424	10.2%
Services	36,071	41,228	14.3%
Fabrics Group	50,231	49,045	(2.4)%
Specialty Products	3,070	2,964	(3.4)%
Corporate Expenses and Eliminations	224	624	278.6%

Total	$211,551	$239,731	13.1%

     The following table presents the combined cost of sales and selling, general and administrative expenses for each of our operating segments for the three years ended December 28, 2003:

Cost of Sales and Selling, General and	Fiscal Year Ended			Percentage Change
Administrative Expenses				2002 compared	2003 compared
(Combined)	2001	2002	2003	with 2001	with 2002
	(In Thousands)
Modular Carpet	$429,767	$386,691	$426,219	(10.0%)	10.2%
Broadloom(1)	182,025	118,064	110,838	(35.1%)	(6.1%)
Services	179,502	167,957	155,840	(6.4%)	(7.2%)
Fabrics	203,823	197,248	197,198	(3.2%)	0.0%
Specialty Products	14,808	13,873	9,352	(6.3%)	(32.6%)
Corporate Expenses & Eliminations(2)	(4,566)	1,646	2,391	*	45.3%

Total	$1,005,359	$885,479	$901,838	(11.9%)	1.8%

(1)	For reporting purposes, 2001 figures for the Broadloom segment include our European broadloom operations, which operated under the Firth brand and were closed in the third quarter of 2001.

(2)	Percentage change calculation not meaningful for 2002 compared with 2001.

     Interest and Other Expense

     For the quarter ended April 4, 2004, interest expense increased $1.6 million versus the comparable period in 2003. This increase was due primarily to (1) increased borrowings during the first quarter 2004 to support increased working capital levels as a result of improved sales volume during the period, and (2) a higher overall borrowing rate of interest in the first quarter 2004 versus the comparable period in 2003.

     For 2003, other expense (which is comprised primarily of interest expense) increased $1.3 million compared with 2002. This increase was due primarily to (1) the termination during June 2003 of our accounts receivable securitization program and the replacement of that source of funding with borrowing that carried an overall higher borrowing rate, and (2) the unwinding of our interest rate swap agreement in May 2003.

     For 2002, other expense increased $6.4 million compared with 2001, due primarily to our issuance of $175 million of 10.375% Senior Notes in January 2002 (which have a higher interest rate than the debt the Senior Notes replaced) and higher interest rates on our revolving credit facility in 2002 than in 2001.

     Tax

     The rate of the effective tax benefit we recognized in the first quarter of 2004 was 38.7%, compared with an effective tax benefit rate of 34.0% in the first quarter of 2003. The increase in the effective tax rate benefit is primarily attributable to an overall reduction in foreign taxes from the first quarter 2003 to the first quarter of 2004.

     The rate of the effective tax benefit we recognized in 2003 was 35.7%, compared with an effective tax benefit rate of 35.8% in 2002. Although the overall effective tax benefit rate was essentially stable from 2002 to 2003, certain underlying components changed. In particular, the component of our tax benefit rate which is attributable to state taxes in the United States increased in 2003 as compared to 2002 because, in 2003, the portion of our overall pre-tax loss that was attributable to U.S. operations (and therefore pertinent to state taxes) was greater than in 2002. This increase associated with U.S. state taxes was offset by decreases in tax-benefit rate components associated with foreign tax effects attributable to foreign operations and by decreases in the tax-benefit rate component associated with the taxable disposition of certain life insurance policies.

     The rate of the effective tax benefit recognized by us in 2002 was 35.8%, compared with an effective tax benefit rate of 30.8% in 2001. The increase in the tax benefit rate was due primarily to the existence in 2001 of goodwill amortization expense, which was non-deductible for tax purposes. Pursuant to SFAS 142, the amortization of goodwill was discontinued effective during the 2002 fiscal year.

Liquidity and Capital Resources

     General

     In our business, we require cash and other liquid assets primarily to purchase raw materials and to pay other manufacturing costs, in addition to funding normal course selling, general and administrative expenses, anticipated capital expenditures, and potential special projects. We generate our cash and other liquidity requirements from our operations and from borrowings or letters of credit under our revolving credit facility with a banking syndicate. Prior to June 18, 2003, we also generated liquidity through our accounts receivable securitization program (which was terminated on that date in connection with an amendment and restatement of our revolving credit facility).

     Historically, we use more cash in the first half of the fiscal year, as we fund insurance premiums, tax payments, employee bonuses, and inventory build-up in preparation for the holiday/vacation season of our international operations. However, we believe that our liquidity position and cash provided by operations will provide sufficient funds to meet our current commitments and other cash requirements for the foreseeable future, primarily because we could have incurred $48.1 million of additional borrowings under our revolving credit facility as of April 4, 2004 and we have no maturities of long term debt until October 2007.

     In addition, we have a high contribution margin business with low capital expenditure requirements. Contribution margin represents variable gross profit margin less the variable component of selling, general and administrative expenses, and for us is an indicator of profit on incremental sales after the fixed components of cost of goods sold and selling, general and administrative expenses have been recovered. While contribution margin should not be construed as a substitute for gross margin, which is determined in accordance with GAAP, it is included herein to provide additional information with respect to our profitability. In addition, we believe that investors find contribution margin to be a useful tool for measuring our profitability on an operating basis.

     Nevertheless, our ability to generate cash from operating activities is uncertain because we are subject to, and recently have experienced, fluctuations in our level of net sales. As a result, we cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay the interest and principal on our debt, including the exchange notes, or to fund our other liquidity needs.

     At April 4, 2004, we had $17.6 million in cash. As of April 4, 2004, $20.0 million in borrowings and $15.1 million in letters of credit were outstanding under the revolving credit facility, and we could have incurred additional $48.1 million of borrowings thereunder.

     We have approximately $78.5 million in contractual cash obligations due by the end of fiscal year 2004, which includes, among other things, capital expenditure purchase commitments of $6 million and interest payments of $35.5 million. We currently estimate aggregate capital expenditures will be between $16 million and $18 million for 2004. Based on current interest rate levels, we expect our aggregate interest expense for 2004 to be between $42 million and $44 million.

     Proceeds from the issuance of the original notes were used to redeem in full our previously outstanding 9.5% senior subordinated notes due 2005 and to reduce borrowings under the Company’s revolving credit facility by $7.9 million. As a result of the redemption of the notes that were due in 2005, our revolving credit facility (discussed below) will not mature until October 2007 and we will have no other significant debt maturity obligations until 2008.

     It is important for you to consider that our revolving credit facility (discussed below) matures in October 2007, and our outstanding senior and senior subordinated notes mature at times ranging from 2008 to 2014. We cannot assure you that we will be able to renegotiate or refinance any of our debt on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing, we would have to consider other options, such as selling assets to meet our debt service obligations and other liquidity needs, or using cash, if available, that would have been used for other business purposes.

     Revolving Credit Facility

     On June 18, 2003, we amended and restated our senior revolving credit facility. Under the amended and restated facility, as under its predecessor, the maximum aggregate amount of loans and letters of credit available to us at any one time is $100 million, subject to a borrowing base as described below. The key features of the revolving credit facility are as follows:

•	The revolving credit facility currently matures on October 1, 2007.

•	The revolving credit facility includes a domestic U.S. dollar syndicated loan and letter of credit facility made available to Interface, Inc. and Interface Europe B.V. (our foreign subsidiary based in Europe), as co-borrowers up to the lesser of (1) $100 million, or (2) a borrowing base equal to the sum of specified percentages of eligible accounts receivable, finished goods inventory and raw materials inventory in the United States (the percentages and eligibility requirements for the domestic borrowing base are specified in the credit facility), less certain reserves. Any advances to Interface, Inc. or Interface Europe B.V. under the domestic loan facility will reduce borrowing availability under the entire revolving credit facility.

•	Advances to Interface, Inc. and Interface Europe B.V. under the domestic loan facility and advances to Interface Europe, Ltd. under the multicurrency loan facility (described below) are secured by a first-priority lien on substantially all of Interface, Inc.’s assets and the assets of each of its material domestic subsidiaries, which have guaranteed the revolving credit facility.

•	The revolving credit facility also includes a multicurrency syndicated loan and letter of credit facility in British pounds and euros made available to Interface Europe, Ltd. (our foreign subsidiary based in the United Kingdom), in an amount up to the lesser of (1) the equivalent of $15 million, or (2) a borrowing base equal to the sum of specified percentages of eligible accounts receivable and finished goods inventory of Interface Europe, Ltd. and certain of its subsidiaries (the percentages and eligibility requirements for the U.K. borrowing base are specified in the credit facility), less certain reserves. Any advances under the multicurrency loan facility will reduce the lending commitment available under the domestic loan facility on a dollar-equivalent basis.

•	Advances to Interface Europe, Ltd. under the multicurrency loan facility are secured by a first-priority lien on, security interest in, or floating or fixed charge, as applicable, on all of the interest in and to the accounts receivable, inventory, and substantially all other property of Interface Europe, Ltd. and its material subsidiaries, which subsidiaries also guarantee the multicurrency loan facility.

•	The revolving credit facility contains certain financial covenants (including a senior secured debt coverage ratio test and a fixed charge coverage ratio test) that become effective in the event that (1) our excess availability for domestic loans falls below $20 million (excluding a specified reserve against the domestic borrowing base), or (2) our excess availability for U.K. loans falls below $3 million. In such event, we must comply with the financial covenants for a period commencing on the last day of the fiscal quarter immediately preceding such event (unless such event occurs on the last day of a fiscal quarter, in which case the compliance period commences on such date) and ending on the last day of the fiscal quarter immediately following the fiscal quarter in which such event occurred.

     The revolving credit facility also includes various reporting, affirmative and negative covenants, and other provisions that restrict our ability to take certain actions, including the following:

•	Provisions that prohibit us from using borrowings under the revolving credit facility to repay any of our other senior or subordinated notes;

•	Provisions that restrict the payment of cash dividends on our common stock unless we meet a financial performance test specified in the revolving credit facility;

•	Provisions that restrict our ability to repay the 7.3% Senior Notes due 2008, 10.375% Senior Notes due 2010, and 9.5% Senior Subordinated Notes due 2014, except from the proceeds of a refinancing thereof or the proceeds of an offering of equity securities, provided that certain conditions are met, including a requirement that our aggregate outstanding loans and letters of credit under the revolving credit facility not exceed $10 million after giving effect to each such payment; and

•	Provisions that restrict our ability to repay other long-term indebtedness by limiting the aggregate repayments of such debt we can make unless we meet a specified minimum excess availability test and a specified financial performance test.

     Interest Rates. Interest on borrowings under the revolving credit facility is charged at varying rates based on our ability to meet certain performance criteria. The average interest rate of our currently outstanding borrowings under the facility is 5.5%.

     Prepayments. Our revolving credit facility requires prepayment from the proceeds of certain asset sales.

     Covenants. The revolving credit facility also limits our ability, among other things, to:

•	incur indebtedness or contingent obligations;

•	make acquisitions of or investments in businesses (in excess of certain specified amounts);

•	sell or dispose of assets (in excess of certain specified amounts);

•	create or incur liens on assets;

•	purchase or redeem any of our stock (other than as permitted in the revolving credit facility); and

•	enter into sale and leaseback transactions.

     We are presently in compliance with all covenants under the revolving credit facility and anticipate that we will remain in compliance with the covenants. We also believe that we will comply with these covenants for the foreseeable future.

     Events of Default. If Interface, Inc. or any other borrower fails to perform or breaches any of the affirmative or negative covenants under the revolving credit facility, or if other specified events occur (such as a bankruptcy or similar event or a change of control of Interface, Inc., or if we breach or fail to perform any covenant or agreement contained in any instrument relating to any of our other indebtedness exceeding $5 million), after giving effect to any applicable notice and right to cure provisions, an event of default will exist. If an event of default exists and is continuing, the lenders’ co-agents may, and upon the written request of a specified percentage of the lender group, shall,

•	declare all commitments of the lenders under the facility terminated;

•	declare all amounts outstanding or accrued thereunder, immediately due and payable; and

•	exercise other rights and remedies available to them under the agreement and applicable law.

     Collateral. The domestic loan facility is secured by substantially all of the assets of Interface, Inc. and its domestic subsidiaries (subject to exceptions for certain immaterial subsidiaries), including all of the stock of our domestic subsidiaries and up to 65% of the stock of our first-tier material foreign subsidiaries. The multicurrency loan facility is secured by substantially all of the assets of Interface Europe, Ltd. and its material subsidiaries. If an event of default occurs under the revolving credit facility, the lenders’ collateral agent may, upon the request of a specified percentage of lenders, exercise remedies with respect to the collateral, including, in some instances, foreclosing mortgages on real estate assets, taking possession of or selling personal property assets, collecting accounts receivables, or exercising proxies to take control of the pledged stock of domestic and first-tier material foreign subsidiaries.

     Prior to the amendment and restatement of the revolving credit facility, we were not in compliance with certain covenants contained in our previous facility, and we obtained waivers from our lenders at that time. The current revolving credit facility amended our covenants and we have been in compliance with our current covenants since the amendment.

     Senior and Senior Subordinated Notes

     The indentures governing our 7.3% senior notes due 2008, 10.375% senior notes due 2010, and 9.5% senior Subordinated notes due 2014, on a collective basis, contain covenants that limit or restrict our ability to:

•	incur additional indebtedness;

•	make dividend payments or other restricted payments;

•	create liens on our assets;

•	make asset sales;

•	sell securities of our subsidiaries;

•	enter into transactions with shareholders and affiliates; and

•	enter into mergers, consolidations, or sales of all or substantially all of our assets.

           In addition, each of the indentures governing our 10.375% senior notes due 2010 and 9.5% senior subordinated notes due 2014 contains a covenant that requires us to make an offer to purchase the outstanding notes under such indenture in the event of a change of control of Interface (as defined in each respective indenture).

     Each series of notes is guaranteed, jointly and severally, on an unsecured basis by each of our material U.S. subsidiaries. If we breach or fail to perform any of the affirmative or negative covenants under one of these indentures, or if other specified events occur (such as a bankruptcy or similar event), after giving effect to any applicable notice and right to cure provisions, an event of default will exist. An event of default also will exist under each indenture if we breach or fail to perform any covenant or agreement contained in any other instrument (including without limitation any other indenture) relating to any of our indebtedness exceeding $20 million (or $25 million in the case of the indenture governing our 7.3% senior notes due 2008) and such default or failure results in the indebtedness becoming due and payable. If an event of default exists and is continuing, the trustee of the series of notes at issue (or the holders of at least 25% of the principal amount of such notes) may declare the principal amount of the notes and accrued interest thereon immediately due and payable (except in the case of bankruptcy, in which case such amounts are immediately due and payable even in the absence of such a declaration).

     Analysis of Cash Flows

     Our primary sources of cash during the quarter ended April 4, 2004, were (1) $14.3 million of additional domestic borrowings under our revolving credit facility, (2) $7.9 million of net proceeds (after payment of fees, expenses, and redemption, including accrued interest, of our 9.5% senior subordinated notes due 2005) from the issuance of our 9.5% senior subordinated notes due 2014, and (3) $3.6 million from reductions in accounts receivable. The primary uses of cash during the quarter ended April 4, 2004, were (1) $16.2 million related to an increase in inventory levels, (2) $6.0 million for additions to property and equipment in our manufacturing facilities, (3) $4.6 million for prepaid expenses, primarily consisting of insurance policies, and (4) $3.6 million of costs associated with the issuance of our 9.5% senior subordinated notes due 2014.

     Operating activities and proceeds from long-term debt provided our primary sources of cash during each of the fiscal years 2001 to 2003. In 2003, cash used in operating activities (including discontinued operations of our U.S. raised/access flooring business) was $8.5 million, as compared with cash generated by operating activities of $57.4 million in 2002 and $18.3 million in 2001. Cash generated by continuing operations in 2003 was $2.1 million, as compared to cash generated by continuing operations of $68.7 million in 2002 and $15.9 million in 2001. The change in cash flow related to operating activities in 2003 as compared to 2002 was due primarily to the stabilization of our working capital levels throughout 2003, whereas working capital reductions during 2002 generated cash. The increase in cash generated from operations in 2002 versus 2001 was due primarily to working capital reductions resulting from improved receivables collections and inventory reductions.

     The primary uses of cash during the years 2001 to 2003 have been (1) additions to property and equipment at our manufacturing facilities; (2) expenditures related to debt reduction; (3) expenditures related to our debt and equity repurchase programs; and (4) cash dividends. For fiscal years ended 2003, 2002 and 2001, (a) additions to property and equipment required $16.3 million, $14.3 million and $30.0 million, respectively; (b) cash required for our overall debt reduction was $30.0 million (essentially for payoff of our accounts receivable securitization program in 2003), $5.0 million, and $0, respectively; and (c) expenditures related to our debt and equity repurchase programs were $0, $5.8 million and $2.2 million, respectively.

     Pursuant to our share repurchase program, which expired on May 19, 2002, we were authorized to repurchase up to 4,000,000 shares of Class A Common Stock in the open market. During the program, we repurchased an aggregate of 3,075,113 shares for an aggregate of $22.2 million.

     Management believes that cash provided by operations and long-term loan commitments will provide adequate funds for current commitments and other requirements in the foreseeable future.

     Funding Obligations

     We have various contractual obligations that we must fund as part of our normal operations. The following table discloses aggregate information about our contractual obligations (including the contractual obligations of the discontinued operations of our U.S. raised/access flooring business) and the periods in which payments are due. The amounts and time periods are measured from December 28, 2003.

		Payments Due by Period
	Total
	Payments	Less than			More than
	Due	1 year	1-3 years	3-5 years	5 years
			(In thousands)
Long-Term Debt Obligations(1)	$460,000	$—	$—	$150,000	$310,000
Capital Lease Obligations	311	125	165	21	—
Operating Lease Obligations	118,264	26,283	37,955	24,215	29,811
Expected Interest Payments(2)	308,506	35,519	125,793	65,706	81,488
Unconditional Purchase Obligations(3)	8,856	6,686	2,170	—	—
Pension Cash Obligations(4)	85,227	9,900	29,663	22,832	22,832

Total Contractual Cash Obligations	$981,164	$78,513	$195,746	$262,774	$444,131

(1)	On March 5, 2004, we redeemed $120 million of 9.5% Senior Subordinated Notes due 2005 that were outstanding. In order to effect that redemption, we issued on February 4, 2004 a new series of 9.5% Senior Subordinated Notes due 2014, in the aggregate principal amount of $135 million, and used most of the net proceeds to pay the redemption price. The presentation includes 9.5% Senior Subordinated Notes due 2014 and excludes the 9.5% Senior Subordinated Notes due 2005.

(2)	Expected interest payments to be made in future periods reflect anticipated interest payments related to our $175 million of 10.375% Senior Notes; our $150 million of 7.3% Senior Notes; and our $135 million of 9.5% Senior Subordinated Notes. Our $135 million of 9.5% Senior Subordinated Notes were issued in February 2004 and replaced our previously outstanding $120 million, of 9.5% Senior Subordinated Notes that were redeemed in March 2004. We have also assumed in the presentation above that we will hold the Senior Notes and the Senior Subordinated Notes until maturity. We have excluded from the presentation interest payments related to our revolving credit facility, because of the variability and timing of advances and repayments thereunder.

(3)	Does not include unconditional purchase obligations that are included as liabilities in our Consolidated Balance Sheet.

(4)	We have two foreign defined benefit plans and a domestic salary continuation plan. We have presented above the estimated cash obligations that will be paid under these plans over the next ten years. Such amounts are based on several estimates and assumptions and could differ materially should the underlying estimates and assumptions change. Our domestic salary continuation plan is an unfunded plan, and we do not anticipate making contributions to this plan. Contributions to our other employee benefit plans are at our discretion.

Critical Accounting Policies

     High-quality financial statements require rigorous application of high-quality accounting policies. The policies discussed below are considered by management to be critical to an understanding of our consolidated financial statements because their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effects of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events may not develop as forecasted, and the best estimates routinely require adjustment.

     Deferred Income Tax Assets and Liabilities. The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), and are based on management’s assumptions and estimates regarding future operating results and levels of taxable income, as well as management’s judgments regarding the interpretation of the provisions of SFAS 109. The carrying values of liabilities for income taxes currently payable are based on management’s interpretation of applicable tax laws, and incorporate management’s assumptions and judgments regarding the use of tax planning strategies in various taxing jurisdictions. The use of different estimates, assumptions and judgments in connection with accounting for income taxes may result in materially different carrying values of income tax assets and liabilities and results of operations.

     We record a valuation allowance to reduce our deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future. This requires us to use estimates and make assumptions regarding significant future events such as the taxability of entities operating in the various taxing jurisdictions.

     Goodwill. Pursuant to SFAS 142, we no longer amortize goodwill, but instead test goodwill for impairment at least annually. We use an outside consultant to help prepare valuations of reporting units, and those valuations are compared with the respective book values of the reporting units to determine whether any goodwill impairment exists. In preparing the valuations, past, present and expected future performance is considered. If impairment is indicated, a loss is recognized for the difference, if any, between the fair value of the goodwill associated with the reporting unit and the book value of that goodwill. If the actual fair value of the goodwill is determined to be less than that estimated, an additional write-down may be required.

     Revenue Recognition on Long-Term Contracts. A portion of our revenues is derived from long-term contracts that are accounted for under the provisions of the American Institute of Certified Public Accountants’ Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Long-term fixed-price contracts are recorded on the percentage of completion basis using the ratio of costs incurred to estimated total costs at completion as the measurement basis for progress toward completion and revenue recognition. Any losses identified on contracts are recognized immediately. Contract accounting requires significant judgment relative to assessing risks, estimating contract costs and making related assumptions for schedule and technical issues. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is probable.

     Inventories. We determine the value of inventories using the lower of cost or market. We write down inventories for the difference between the carrying value of the inventories and their estimated market value. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

     Pension Benefits. Net pension expense recorded is based on, among other things, assumptions about the discount rate, estimated return on plan assets and salary increases. Changes in these and other factors and differences between actual and assumed changes in the present value of liabilities or assets of our plans above certain thresholds could cause net annual expense to increase or decrease materially from year to year.

     Environmental Remediation. We provide for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. Remediation liabilities are accrued based on estimates of known environmental exposures and are discounted in certain instances. We regularly monitor the progress of environmental remediation. Should studies indicate that the cost of remediation is to be more than previously estimated, an additional accrual would be recorded in the period in which such determination is made. In 2002, certain developments transpired with respect to our estimated environmental liability associated with our Chatham fabrics operations in Elkin, North Carolina. (See the discussion of “Accrued Expenses” in the notes to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 28, 2003 filed with the SEC and incorporated by reference into this prospectus.) As a result, we reduced the amount of our accrual for such liabilities by $4.2 million. The reduction of the accrual was recorded as a reduction of “other expense” in 2002.

     Allowances for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment is indicated. A loss is then recognized for the difference, if any, between the fair value of the asset (as estimated by management using its best judgment) and the carrying value of the asset. If actual market value is less favorable than that estimated by management, additional write-downs may be required.

Off-Balance Sheet Arrangements

     Accounts Receivable Securitization Program

     On June 18, 2003, we terminated our former accounts receivable securitization program with Three Pillars Funding Corporation in connection with the refinancing of our revolving credit facility discussed earlier. This securitization program had provided for up to $50 million of funding from the sale of trade accounts receivable generated by certain of our operating subsidiaries. We no longer have an accounts receivable securitization program.

     Partnership with ABN AMRO Bank N.V.

     In 1998, our subsidiary Interface Europe B.V. formed a partnership with ABN AMRO Bank N.V. in the Netherlands for the purpose of developing an office building and warehouse facility in Scherpenzeel. Recourse against Interface Europe is limited to the amount of its investment in the partnership, which is approximately $1.0 million. Upon completion of the office building and warehouse facility, the partnership leased those facilities to Interface Europe and Interface International B.V. (which is a subsidiary of Interface Europe). At the expiration of the lease, Interface Europe and Interface International will have the option to purchase the facilities from the partnership at fair market value.

Recent Accounting Pronouncements

     In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This statement does not change the measurement or recognition aspects for pensions and other post-retirement benefit plans; however, it does revise employers’ disclosures to include more information about the plan assets, obligations to pay benefits and funding obligations. SFAS 132, as revised, is generally effective for financial statements with fiscal years ending after December 15, 2003. Certain additional disclosures applicable to foreign defined benefit plans are effective for fiscal years ending after June 15, 2004. We have adopted the required provisions of SFAS No. 132, as revised, and have deferred adopting those additional required disclosures relating to our foreign plans. The adoption of the required provisions of SFAS 132, as revised, did not have a material effect on our consolidated financial statements. The adoption of the disclosures related to our foreign defined benefit plans are not expected to have a material effect on our consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 clarifies the definition of a liability as currently defined in FASB Concepts Statement No. 6, “Elements of Financial Statements,” as well as other planned revisions. This statement requires a financial instrument that embodies an obligation of an issuer to be classified as a liability. In addition, the statement establishes standards for the initial and subsequent measurement of these financial instruments and disclosure requirements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and for all other matters, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on our financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133 for decisions made by the FASB’s Derivatives Implementation Group, other FASB projects dealing with financial instruments, and in response to implementation issues raised in relation to the application of the definition of a derivative. This statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material effect on our financial position or results of operations.

     In January 2003, the FASB issued Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities” and in December 2003, a revised interpretation was issued (FIN No. 46, as revised). In general, a variable interest entity (“VIE”) is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46, as revised, requires a VIE to be consolidated by a company if that company is designated as the primary beneficiary. The interpretation applies to VIEs created after January 31,

2003, and for all financial statements issued after December 15, 2003 for VIEs in which an enterprise held a variable interest that it acquired before February 1, 2003. The adoption of FIN 46, as revised, did not have a material effect on our financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of this standard. We are currently assessing the fair value approach under SFAS 123 and the transitional provisions of SFAS 148.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, (“FIN 45”). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on our financial position or results of operations.

     In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal difference between this Statement and EITF 94-3 relates to the Statement’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3, a liability was recognized at the date of an entity’s commitment to an exit plan. We adopted the provisions of SFAS 146 in the fourth quarter of 2002 and recorded our 2002 restructuring in accordance with such provisions.

     In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement were effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material impact on our financial statements or results of operations.

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements 4, 44, 64, Amendment to FASB Statement No. 13, and Technical Corrections as of April 2002.” SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 143 and 145 were effective commencing April 1, 2003 and did not have a material effect on our financial position or results of operations.

BUSINESS

Introduction and General

     We are the worldwide leader in design, production and sales of modular carpet, and we are a leading manufacturer and marketer of other products for the interiors market, with a strong presence in the broadloom carpet, floorcovering services, panel fabrics and upholstery fabrics market segments. We market products in over 100 countries around the world under such brand names as Interface®, Heuga®, Bentley®, Prince Street® and InterfaceFLOR™ in modular carpet; Bentley, Prince Street and Prince Street House and Home™ in broadloom carpet; Guilford of Maine®, Toltec®, Intek®, Chatham® and Camborne™ in interior fabrics and upholstery products; and Intersept® in antimicrobial chemicals. Our sales force is one of the largest in the global commercial floorcovering industry. Our principal geographic markets are the Americas, Europe and Asia-Pacific, where our sales were approximately 71%, 24% and 5%, respectively, of total net sales for fiscal year 2003.

     Our market share, which we believe is approximately 35% of the specified carpet tile segment (which is the segment where architects and designers are heavily involved in specifying (or selecting) the carpet) is more than double that of our nearest competitor. In the broadloom market segment, our Bentley and Prince Street brands are leaders in the high-end, designer-oriented sector, where custom design and high quality are the principal specifying and purchasing factors. We provide specialized carpet replacement, installation, maintenance and reclamation services through our Re:Source® service network. Our Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share we believe to be approximately 50%, and the leading manufacturers of contract upholstery fabrics sold to office furniture manufacturers in the United States and the United Kingdom, with market shares we believe to be approximately 34% and 67%, respectively.

     Drawing upon these strengths — especially our historical dominance in modular carpet for the corporate office segment — we are increasing our presence and market share in other commercial and institutional segments, such as government, healthcare, hospitality, education and retail space, and we have begun to develop our business in the huge residential market segment. The U.S. residential market segment for carpet is approximately $11 billion, and the combined U.S. market for carpet in the other commercial and institutional market segments is almost twice the size of the corporate office segment. The appeal and utilization of modular carpet is expanding rapidly in each of these markets, and we are using our considerable skills and experience with designing, producing and marketing modular products to support and facilitate our penetration into these new markets.

     We operate in an industry that is highly correlated with economic conditions that affect corporate profits or commercial or institutional space refurbishment. As a result, our business over the past several years, in concert with the commercial interiors industry in general, has experienced an unprecedented downturn, both in severity and duration. In comparison to the previous longest downturn, which began around 1990 and lasted for approximately 15 months, the current downturn resulted in decreased orders year over year for office furniture in 31 of the 36 months ended December 2003. During this period, office furniture shipments reached their lowest levels since the early 1990s. These statistics, which the commercial interiors industry considers to be leading indicators of business conditions, are based on data compiled by the Business and Institutional Furniture Manufacturer’s Association (BIFMA).

     We have been able to weather this downturn in our industry, and we believe we are positioned for a resurgence when economic conditions improve and the industry recovers, because of our modular product dominance, strong business model and several strategic restructuring initiatives we implemented beginning in 2000. These initiatives included:

•	reducing further to more rational levels both our manufacturing operations and workforce (including 12 plant closings and a 30% reduction in headcount since 2000);

•	implementing a comprehensive company-wide supply chain management program;

•	exiting our unprofitable U.S. raised/access flooring business;

•	repositioning our broadloom business to focus on the historically profitable high-end sector in which architects and designers are heavily involved in specifying (or selecting) the floor-covering product (which is referred to as the specified, designer-oriented sector); and

•	improving our capital structure by extending the maturity of substantially all of our debt and establishing a new asset-based revolving credit facility with less restrictive terms than our prior credit facility.

     At the same time, we continued to invest strategically in innovative product concepts and designs to penetrate several non-corporate office segments of the interiors market. As a result of these factors, we have reduced our exposure to economic and business cycles that affect the corporate office segment more adversely than other segments, while maintaining our historical dominance in modular products for that segment. We are building upon our historical dominance in both modular carpet and high-end, specified broadloom carpet to penetrate additional market segments.

  Our Strengths

     We are stronger today in several key areas because of the above fundamental elements of our business and affirmative strategic initiatives we implemented over the past three challenging years. We are positioned to capitalize upon several significant market opportunities as economic and industry conditions improve. Our principal competitive strengths include:

     Market Leader in Attractive Modular Segment. We are the world’s leading manufacturer of modular carpet, with a market share that we believe is more than twice that of our nearest competitor. Modular carpet includes carpet tile and structure-backed two-meter roll goods. Modular carpet has become more prevalent across all commercial interiors markets as designers, architects and end users become more familiar with its unique beneficial attributes. We are driving this trend with our product innovations discussed below, and we expect that it will continue. According to the 2003 Floor Focus interiors industry survey of the top 250 designers in the United States, carpet tile was the leading product specified by designers for customer projects for the fifth consecutive year. We believe that we are well positioned to lead and capitalize upon the continued shift to modular carpet.

     Established Brands and Reputation for Quality, Reliability and Leadership. Our products are known in the industry for their high quality, reliability and premium positioning in the marketplace. Our established brand names in carpets and interior fabrics are leaders in the industry. In the 2003 interiors industry survey of top designers published by Floor Focus, an Interface brand ranked first in four of the five survey categories: carpet design, quality, service and performance. On the international front, Heuga is one of the well recognized brand names in carpet tiles for commercial, institutional and residential use worldwide. Guilford of Maine, Chatham, Intek and Camborne are leading brand names in their respective markets for interior fabrics. More generally, as the appeal and utilization of modular carpet continues to expand into new market segments such as education, hospitality and retail space, our reputation as the inventor and pioneer of modular carpet — as well as our established brands and dominant market position for modular carpet in the corporate office segment — will enhance our competitive advantage in marketing to the customers in these new markets. We are also a well-known leader in ecological sustainability, as we endeavor to cease being a net “taker” from the earth. Our sustainability efforts are increasingly recognized by customers and prospects, which is an advantage as more businesses consider “green factors” when making purchase decisions.

     Innovative Product Design and Development Capabilities. Our product design and development capabilities have long given us a significant competitive advantage, and they continue to do so as modular carpet’s appeal and utilization expand across virtually every market segment and around the globe. Our most recent design innovation is our new i2™ modular product line, which includes our popular Entropy® product. The i2 line introduced and features random patterning designs (which allow for mergeable dye lots and permit initial installation and replacement without regard to the directional orientation of the carpet tiles), cost-efficient installation and maintenance, interactive flexibility, and recycled and recyclable materials. In just over two years, our i2 line of products now comprises approximately 20% of our total U.S. modular carpet business, and Entropy has become the fastest growing product in our history. Biomorph™, another one of our i2 products, garnered the Best of NeoCon Gold Award at the 2003 NeoCon annual trade show. We introduced more than 20 new i2 products at that show, which we believe was several times more than the product introductions of any of our competitors. Our i2 products represent a differentiated category of smart, environmentally sensitive and stylish modular carpet. Our long-standing exclusive consulting relationship with award-winning design firm David Oakey Designs, Inc. (Oakey Designs) remains vibrant and augments our internal research, development and design staff. Oakey Designs has a pivotal role in developing our i2 product line. We also utilize our consulting relationship with the highly-regarded design firm Suzanne Tick, Inc. to steward and design our Prince Street brand broadloom carpets and area rugs.

     Strong Free Cash Flow Generation. Our ability to generate strong free cash flow (by which we mean, as described in detail in the next paragraph, cash available to apply towards debt service) represents a key strength for our operations. We will have no significant debt amortization or debt maturity obligations with respect to our senior or senior subordinated notes until 2008, and our revolving credit facility does not mature until October 2007. Drawing upon the specified, high-end nature of our principal products and their premium positioning in the marketplace, we have structured our principal businesses to yield high contribution margins. Our business is also characterized by low maintenance capital expenditures, and we previously made the strategic investments necessary to establish our global manufacturing capabilities and mass customization techniques and facilities. Several of our strategic restructuring initiatives over the past three years further enhanced our ability to generate free cash flow. As a result, we have the current capacity, without significant incremental capital expenditures, to increase production levels to handle significantly higher demand for our products — which may result from either or both of (1) improved economic conditions and (2) the continued expansion of our business in non-corporate office market segments — and thus to generate significantly higher levels of free cash flow in the future.

     We calculate free cash flow as the sum of (1) cash provided by (or used in) operating activities from continuing operations, plus (2) cash provided by (or used in) investing activities, with adjustments in prior periods to account for the impact of our former accounts receivable securitization program, which was terminated in June 2003. The impact of such adjustments for 2003, 2002, and 2001, add $30.0 million, $4.0 million, and $20.0 million, respectively, of cash flow to the above baseline calculations of free cash flow. As a result, we had positive free cash flow in 2003 and 2002 of $21.1 million and $57.9 million, respectively, reflecting a substantial improvement over our negative free cash flow position of $8.8 million in 2001, and consistent with the strategic results we have targeted. Our negative free cash flow position of $25.4 million and $9.9 million for the first quarter of 2004 and 2003, respectively, is not indicative of our free cash flow generation capability on an annual basis, but rather reflects our historically consistent much higher use of cash during the first half of the year. While free cash flow should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with GAAP, we believe our free cash flow position is useful information because it is indicative of our ability to repay our indebtedness.

     Make-to-Order and Low-Cost Global Manufacturing Capabilities. The success of our modernization and restructuring of operations over the past several years gives us a distinct competitive advantage in meeting two principal requirements of the specified products markets we primarily target — that is, providing custom samples quickly and on-time delivery of customized final products. Approximately 85% of our modular carpet products in the United States and Asia-Pacific markets are now made-to-order, and we are increasing our made-to-order production in Europe as well. Our make-to-order capabilities not only enhance our marketing and sales, they significantly improve our inventory turns. Our global manufacturing capabilities in modular carpet production are an important component of this strength, and give us a particular advantage in serving the needs of multinational corporate customers that require products and services at various locations around the world. Global manufacturing locations also enable us to compete effectively with local producers in our international markets, while giving international customers more favorable delivery times and freight costs.

     Experienced and Motivated Management and Sales Force. An important component of our competitive position is the strength of our management team and its commitment to developing and maintaining an engaged and accountable work force. Over the past two years, we have augmented our senior management team in several areas with experienced executives. Our team is highly skilled and dedicated to guiding our overall growth and expansion into our targeted new market segments, while maintaining our dominance in traditional markets and advancing our high contribution margins and free cash flow generation strategic initiatives. We utilize an internal marketing and predominantly commissioned sales force of over 750 experienced personnel, stationed at over 75 locations in over 30 countries, to market our products and services in person to our customers. We have also developed special features for our incentive compensation and our sales and marketing training programs in order to promote performance and facilitate leadership by our executives in strategic areas.

  Our Business Strategy and Principal Initiatives

     Our business strategy is (1) to continue to use our dominant position in the modular carpet segment and our product design and global make-to-order capabilities as a platform from which to exploit the expanding markets for modular products across industry segments, while maintaining our leadership position in the corporate office market segment, and (2) to return to our historical profit levels in the high-end, designer-oriented sector of the broadloom carpet and interior fabrics markets. We will seek to increase revenues, free cash flow and profitability by capitalizing on our competitive strengths through the following key strategic initiatives:

     Penetrate Expanding Markets for Modular Products. The popularity of modular carpet continues to increase compared with other floorcovering products across most markets, internationally as well as in the United States. While maintaining our dominance in the corporate office segment, we will continue to build upon our position as the worldwide leader for modular carpet in order to promote sales in all market segments globally. Our recently introduced i2 product line and marketing campaign highlights our Entropy, Transformation™, Frequency™ and Cubic™ modular carpet products. These standards are based on the features that our i2 line is pioneering: random patterning, mergeable dye lots, cost-efficient installation and maintenance, interactive flexibility, and recycled and recyclable materials. As part of our focus on the approximately $11 billion U.S. residential carpet market segment, we recently launched our InterfaceFLOR and Prince Street House and Home product lines, which are discussed below. A principal part of our international focus — which utilizes our global marketing capabilities and sales infrastructure — is the significant opportunities in several emerging geographic markets for modular carpet. Some of these markets, such as China, India and Eastern Europe, represent large and growing economies that are essentially new markets for interiors products, which we believe are going directly to high utilization of modular products. Others, such as Germany, which is the second largest carpet market in the world, are established markets that are transitioning to the use of modular products from historically low levels of penetration by modular carpet. Each of these emerging markets represents a significant growth opportunity for our modular business. Our initiative to penetrate these markets will include drawing upon our internationally recognized Heuga brand. For example, we successfully introduced a mid-priced Heuga brand into Asia in 2003, and we plan similar products for other regions while also marketing products based on our new i2 line.

     Increase All Product Sales in Non-Corporate Office Market Segments. In both our floorcoverings and fabrics businesses, we will continue to focus product design and marketing and sales efforts on non-corporate office market segments such as government, education, healthcare, hospitality, retail, tenant improvement and residential space. We began this initiative as part of our segment diversification strategy in 2001 primarily to reduce our exposure to the more severe economic cyclicality of the corporate office segment, and we reduced our mix of corporate office versus non-corporate office sales from 70% and 30% in fiscal 2002 to 67% and 33% for fiscal 2003. To implement this strategy, we have:

•	introduced specialized product offerings tailored to the unique demands of these segments, including specific designs, functionalities and prices;

•	created special sales teams dedicated to penetrating these segments at a high level, with a focus on specific customer accounts rather than geographic territories; and

•	realigned incentives for our corporate office segment sales force generally in order to encourage their efforts, where appropriate, to assist our penetration of these other segments.

As part of this strategy for the U.S. residential market segment, we launched our InterfaceFLOR and Prince Street House and Home lines of products in 2003. These products were specifically created to bring high style modular and broadloom floorcovering to the residential market. As part of its marketing approach, InterfaceFLOR offers direct-to-consumer sales by catalog and website. In addition, we are test-marketing in-store sales for these products, including a program by which a number of our residential modular products are being offered by Lowe’s, the home-improvement retailer, in most of its Atlanta-area stores on a test basis.

     Pay Down Debt. One of our objectives is to use the strong free cash flow generation capability of our business to repay our existing debt and to continue to strengthen our financial position. Our prior initiatives have positioned us to do so. We will continue to execute programs to reduce costs further and enhance free cash flow. In addition, our existing capacity to increase production levels without significant capital expenditures will further enhance our generation of free cash flow when demand for our products rises as a result of improved economic conditions generally or the increase in revenues otherwise from our other strategic initiatives. We do not anticipate repaying the exchange notes before our higher-interest, shorter-term debt is repaid.

     Advance Ecological Sustainability. Our goal and commitment to be ecologically “sustainable” by 2020 — that is, the point at which we are no longer a net “taker” from the earth and do no harm to the biosphere — is both a strategic initiative and a competitive strength. Increasingly, our customers are concerned about the environmental and broader ecological implications of their operations and the products they use in them. Our commitment to sustainability preceded the market’s interest, and it is ingrained in our culture. Our leadership, knowledge and expertise in the area, especially in the “green building” movement and the related Leadership in Energy & Environmental Design (LEED) Green Building Rating System, resonate deeply with many of our customers and prospects around the globe, and these businesses are increasingly making purchase decisions based on “green” factors. LEED is a voluntary, consensus-based national standard for developing high-performance, sustainable buildings that emphasizes state of the art strategies for sustainable site development, water savings, energy efficiency, materials selection and indoor environmental quality. Our modular carpet products historically have had inherent installation and maintenance advantages that translated into greater efficiency and waste reduction. We have further enhanced the “green” quality of our modular carpet in our new, highly successful i2 product line, and we are using raw materials and production technologies and processes in areas of our fabrics business that directly reduce the adverse impact of those operations on the environment. The 2003 Floor Focus survey of the top 250 designers named us the top company among the “green leaders”. As more customers in our target markets share our view that sustainability is good business and not just good deeds, our acknowledged leadership position should provide a differentiated advantage in competing for their business.

     Continue to Tighten Our Supply Chain and Cost Containment Generally. For 2003, our Company-wide, end-to-end, supply chain management program continued to facilitate performance improvement across our businesses around the world. That program — which focuses on the three major areas of inventory performance, accounts receivable optimization, and supplier and spending management — has instituted a cultural shift within our company because of its immediate and demonstrable bottom line results. For example, inventory turns for 2003 increased in all of our major businesses over 2002 levels (turns in the Americas modular business up by 11.2%, European modular business up by 6.3%, Asia-Pacific modular business up by 19.4%; broadloom business up by 7.2%; and Fabrics Group up by 11.9%). Beyond that initiative, we have been steadily trimming costs from our operations for several years, through multiple and sometimes painful initiatives, which has served to make us stronger today and for the future. For example, since 2000, we have rationalized our operations by closing 12 manufacturing facilities; reduced our worldwide workforce by over 30%; trimmed annual selling, general and administrative expenses by approximately $60 million; and reduced the total number of SKUs in our broadloom business by approximately 46%. We will continue to implement prudent initiatives in these and other areas in order to further eliminate or contain costs, while remaining poised to capitalize upon market improvements.

Floorcovering Products/Services

  Products

     Interface is the world’s largest manufacturer and marketer of modular carpet, with a global market share that we believe is approximately 35%. Modular carpet includes carpet tile and structure-backed two-meter roll goods. We also manufacture and sell broadloom carpet, which generally consists of tufted carpet sold primarily in twelve-foot rolls, under the Bentley and Prince Street brands. Our broadloom operations focus on the high quality, designer-oriented sector of the U.S. broadloom carpet market. We also offer a vinyl hard flooring product in Europe under the brand Scan-Lock™.

     Modular Carpet. Our modular carpet system, which is marketed under the established global brands Interface and Heuga, and more recently under the Bentley and Prince Street brands, utilizes carpet tiles cut in precise, dimensionally stable squares (usually 50 square centimeters) or rectangles to produce a floorcovering that combines the appearance and texture of broadloom carpet with the advantages of a modular carpet system. Our GlasBac® technology employs a fiberglass-reinforced polymeric composite backing that allows tile to be installed and remain flat on the floor without the need for general application of adhesives or use of fasteners. We also make carpet tiles with a backing containing post-industrial and/or post-consumer recycled materials, which we market under the GlasBac RE trademark.

     Our carpet tile has become popular for a number of reasons. First, carpet tile incorporating this reinforced backing may be easily removed and replaced, permitting rearrangement of furniture without the inconvenience and expense associated with removing, replacing or repairing other soft surface flooring products, including broadloom carpeting. Because a relatively small portion of a carpet installation often receives the bulk of traffic and wear, the ability to rotate carpet tiles between high traffic and low traffic areas and to selectively replace worn tiles can significantly increase the average life and cost efficiency of the floorcovering. In addition, carpet tile facilitates access to sub-floor air delivery systems and telephone, electrical, computer and other wiring by lessening disruption of operations. It also eliminates the cumulative damage and unsightly appearance commonly associated with frequent cutting of conventional carpet as utility connections and disconnections are made. We believe that, within the overall floorcovering market, the worldwide demand for modular carpet is increasing as more customers recognize these advantages.

     We use a number of conventional and technologically advanced methods of carpet construction to produce carpet tiles in a wide variety of colors, patterns, textures, pile heights and densities. These varieties are designed to meet both the practical and aesthetic needs of a broad spectrum of commercial interiors — particularly offices, healthcare facilities, airports, educational and other institutions, hospitality spaces, and retail facilities — and residential interiors. Our carpet tile systems permit distinctive styling and patterning that can be used to complement interior designs, to set off areas for particular purposes and to convey graphic information. While we continue to manufacture and sell a substantial portion of our carpet tile in standard styles, an increasing percentage of our modular carpet sales is custom or made-to-order product designed to meet customer specifications.

     In addition to general uses of our carpet tile, we produce and sell a specially adapted version of our carpet tile for the healthcare facilities market. Our carpet tile possesses characteristics — such as the use of the Intersept antimicrobial, static-controlling nylon yarns, and thermally pigmented, colorfast yarns — which make it suitable for use in these facilities in place of hard surface flooring. Through our relationship with Oakey Designs, we also have created modular carpet products specifically designed for each of the education, hospitality and retail market segments. Moreover, we recently launched our InterfaceFLOR line of products to specifically target modular carpet sales to the residential market segment.

     We also manufacture and sell two-meter roll goods that are structure-backed and offer many of the advantages of both carpet tile and broadloom carpet. These roll goods are often used in conjunction with carpet tiles to create special design effects. Our current principal customers for these products are in the education, healthcare and government sectors.

     Broadloom Carpet. We maintain a significant share of the high-end, designer-oriented broadloom carpet segment by combining innovative product design and short production and delivery times with a marketing strategy aimed at interior designers, architects and other specifiers. Our Bentley designs emphasize the dramatic use of color, while fashionable, multi-dimensional textured carpets with a hand-tufted look are the hallmark of Prince Street broadloom products. We engaged the highly-regarded design firm Suzanne Tick, Inc. to advance our Prince Street broadloom carpets. In addition, with the design assistance of Suzanne Tick, we recently launched the Prince Street House and Home collection of high-style broadloom carpet and area rugs targeted at design-oriented residential consumers.

  Services

     We provide or arrange for commercial carpet installation services, primarily through our Re:Source® service provider network. The network in the United States includes owned and affiliated commercial floorcovering contractors strategically located in approximately 100 locations covering most of the major metropolitan areas of the United States. In Australia, we offer these services through the largest single carpet distributor in that country. In addition, we are working to strengthen our alliances with contractors in Europe so that we may also offer turnkey services to our European carpet customers. The services of the network allow us to:

•	monitor and enhance customer satisfaction throughout the product ownership cycle;

•	reduce our cost of selling by bolstering efforts of sales representatives at the mill level with local contractor-level support;

•	expand into new market segments; and

•	if our efforts to increase operating efficiencies of the network are successful, improve our margins by combining product and service offerings.

     The services of the network also include a carpet maintenance program in the United States using our Re:Source Floor Care maintenance system, which includes a custom-engineered maintenance methodology and the Re:Source line of cleaning chemicals. In Europe, we offer a comparable version of the maintenance program, IMAGE™, through which we license selected independent service contractors to provide carpet maintenance services.

     The network also provides carpet replacement services using our Renovisions® process. This process utilizes patented lifting equipment and specialty tools to lift office equipment and modular workstations in place, permitting the economical replacement of existing carpet with virtually no disruption of the customer’s business. Other proprietary products facilitate the movement of file cabinets, office furniture, and even complete workstations, avoiding the inefficiency and disruption associated with emptying and dismantling these items.

     In addition, the network provides a channel for delivery of a variety of additional services and products that we offer, including furniture moving and installation, furniture refurbishment, project management, maintenance, carpet reclamation and recycling through our Re:Entry™ reclamation system, Re:Source Technologies brand adhesives, and specialty products (such as mats and foam products) manufactured by Pandel, Inc.

     We have worked diligently over the past several years to increase the operating efficiencies of this network and to improve its financial performance by taking advantage of its contractor infrastructure. We will continue to seek the most efficient and profitable approach for us to deliver these services for our customers.

  Marketing and Sales

     We traditionally focused our carpet marketing strategy on major accounts, seeking to build lasting relationships with national and multinational end-users, and on architects, engineers, interior designers, contracting firms, and other specifiers who often make or significantly influence purchasing decisions. While most of our sales are in the corporate office segment, both new construction and renovation, we emphasize sales in other segments, including retail space, government institutions, schools, healthcare facilities, tenant improvement space, hospitality centers, residences and home office space. We began this initiative as part of our segment diversification strategy in 2001 primarily to reduce our exposure to the more severe economic cyclicality of the corporate office segment, and we reduced our mix of corporate office versus non-corporate office sales from 70% and 30% in fiscal 2002 to 67% and 33% for fiscal 2003. Our marketing efforts are enhanced by the established and well-known brand names of our carpet products, including the Interface and Heuga brands in modular carpet and Bentley and Prince Street brands in broadloom carpet. Our exclusive consulting agreement with the award-winning, premier design firm Oakey Designs has enabled us to introduce more than 150 new carpet designs in the United States alone since 1994.

     An important part of our marketing and sales efforts involves the preparation of custom-made samples of requested carpet designs, in conjunction with the development of innovative product designs and styles to meet the customer’s particular needs. Our mass customization initiative simplified our carpet manufacturing operations, which significantly improved our ability to respond quickly and efficiently to requests for samples. The turnaround time for us to produce made-to-order carpet samples to customer specifications has been reduced from an average of 30 days to less than five days, and the average number of carpet samples produced per month has increased tenfold since the mid 1990s. This sample production ability has significantly enhanced our marketing and sales efforts and has increased our volume of higher margin custom or made-to-order sales. In addition, through our websites, we have made it easy to view and request samples of our products.

     We primarily use our internal marketing and sales force to market our carpet products. In order to implement our global marketing efforts, we have product showrooms or design studios in the United States, Canada, Mexico, Brazil, Denmark, England, Ireland, France, Germany, Spain, the Netherlands, Australia, Japan and Singapore. We expect to open offices in other locations around the world as necessary to capitalize on emerging marketing opportunities.

  Manufacturing

     We manufacture carpet at two locations in the United States and at facilities in the Netherlands, the United Kingdom, Canada, Australia and Thailand. We also manufacture vinyl flooring in the United Kingdom.

     Historically, we operated two U.S. broadloom manufacturing facilities to produce our Bentley and Prince Street broadloom brands. These facilities, which were located in City of Industry, California and Cartersville, Georgia, had been operating at less than full capacity. In 2000, we moved the manufacturing operations for our Prince Street brand from Cartersville, Georgia and integrated them into our City of Industry, California facility, which had produced our Bentley brand products, in order to reduce excess capacity and increase capacity utilization. The operations, as combined, now function under the corporate name Bentley Prince Street, Inc.

     Having foreign manufacturing operations enables us to supply our customers with carpet from the location offering the most advantageous delivery times, duties and tariffs, exchange rates, and freight expense, and enhances our ability to develop a strong local presence in foreign markets. We believe that the ability to offer consistent products and services on a worldwide basis at attractive prices is an important competitive advantage in servicing multinational customers seeking global supply relationships. We will consider additional locations for manufacturing operations in other parts of the world as necessary to meet the demands of customers in international markets.

     In the mid 1990s, we implemented a manufacturing plan in which we substantially standardized our worldwide manufacturing procedures. In connection with the implementation of this plan, we adopted global standards for our tufting equipment, yarn systems and product styling and changed our standard carpet tile size from 18 square inches to 50 square centimeters. We believe that changing our standard carpet tile size has allowed us to reduce operational waste and fossil fuel energy consumption and to offer consistent product sizing for our global customers.

     The environmental management systems of our floorcovering manufacturing facilities in LaGrange, Georgia, West Point, Georgia, West Yorkshire, England, Northern Ireland, Australia, the Netherlands, Canada and Thailand are certified under International Standards Organization (ISO) Standard No. 14001.

     Our significant international operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions, changing political conditions and governmental regulations. We also receive a substantial portion of our revenues in currencies other than U.S. dollars, which makes us subject to the risks inherent in currency translations. Although our ability to manufacture and ship products from facilities in several foreign countries reduces the risks of foreign currency fluctuations we might otherwise experience, we also engage from time to time in hedging programs intended to further reduce those risks.

  Competition

     We compete, on a global basis, in the sale of our floorcovering products with other carpet manufacturers and manufacturers of vinyl and other types of floorcoverings. Although the industry has experienced significant consolidation, a large number of manufacturers remain in the industry. We believe we are the largest manufacturer of modular carpet in the world, possessing a global market share that we believe is approximately twice that of our nearest competitor. However, a number of domestic and foreign competitors manufacture modular carpet as one segment of their business, and some of these competitors have financial resources greater than ours. In addition, some of the competing carpet manufacturers have the ability to extrude at least some of their requirements for fiber used in carpet products, which decreases their dependence on third party suppliers of fiber.

     We believe the principal competitive factors in our primary floorcovering markets are quality, design, service, broad product lines, product performance, marketing strategy and pricing. In the corporate office market, modular carpet competes with various floorcoverings, of which broadloom carpet is the most common. The quality, service, design, better and longer average product performance, flexibility (design options, selective rotation or replacement, use in combination with roll goods) and convenience of our modular carpet are our principal competitive advantages.

     We believe we have competitive advantages in several areas. First, having the combination of modular and broadloom carpet lines enables us to offer one-stop shopping to commercial carpet customers and, thus, to capture some sales that would have gone to competitors. Additionally, our relationship with Oakey Designs allows us to introduce numerous innovative and attractive floorcovering products to our customers. Further, we believe that our global manufacturing capabilities are an important competitive advantage in serving the needs of multinational corporate customers. We believe that the incorporation of the Intersept antimicrobial chemical agent into the backing of our modular carpet enhances our ability to compete successfully with resilient tile in the healthcare market.

     In addition, we believe that our goal and commitment to be ecologically “sustainable” by 2020 — that is, the point at which we are no longer a net “taker” from the earth and do no harm to the biosphere — is a competitive strength as well as a strategic initiative. Increasingly, our customers are concerned about the environmental and broader ecological implications of their operations and the products they use in them. Our commitment to sustainability preceded the market’s interest, and it is ingrained in our culture. Our leadership, knowledge and expertise in the area, especially in the “green building” movement and the related LEED certification program, resonate deeply with many of our customers and prospects around the globe, and these businesses are increasingly making purchase decisions based on “green” factors.

Interior Fabrics

  Products

     Our Fabrics Group designs, manufactures and markets specialty fabrics for open plan office furniture systems and commercial and residential interiors. Open plan office furniture systems are typically panel-enclosed work stations customized to particular work environments. The open plan concept offers a number of advantages over conventional office designs, including more efficient floor space utilization, reduced energy consumption and greater flexibility to redesign existing space.

     Our Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share we believe is approximately 50%. Sales of panel fabrics constituted 52% of the Fabrics Group’s total North American fabrics sales in fiscal 2003. We are also the leading manufacturer of contract upholstery sold to office furniture manufacturers in the United States and United Kingdom, with market shares in those countries in fiscal 2003 that we believe is approximately 35% and 67%, respectively.

     In 2003, we placed our Fabrics Group under new senior management, which has further focused our efforts to improve its operating efficiencies and results of performance. We have consolidated fabrics manufacturing facilities and eliminated underperforming product offerings, while maintaining the high level of awareness for our fabrics brands.

     During the 1990s, we diversified and expanded significantly both our product offerings and markets for interior fabrics through several strategic acquisitions domestically and internationally. Our acquisition of the furniture fabrics assets of the Chatham Manufacturing division of CMI Industries, Inc. in 2000 established our dominance as the leading manufacturer of upholstery for the contract furniture manufacturer market. Our 2000 acquisition of Teknit Limited, with operations in both the United Kingdom and Michigan, added three-dimensional knitted upholstery fabrics to our product portfolio, including the fabric often used on the arms of Herman Miller, Inc.’s renowned Aeron chair. All of these developments have reinforced the Fabrics Group’s dominant position with original equipment manufacturers (OEMs) of movable office furniture systems. In addition, we manufacture other interior fabrics products, including wall covering fabrics, fabrics used for window treatments and fabrics used for cubicle curtains.

     We manufacture fabrics made of 100% polyester, as well as wool-polyester blends and numerous other natural and man-made blends, which are either woven or knitted. Our products feature a high degree of color consistency, natural dimensional stability and fire retardancy, in addition to their overall aesthetic appeal. All of our product lines are color and texture coordinated. We seek continuously to enhance product performance and attractiveness through experimentation with different fibers, dyes, chemicals and manufacturing processes. Product innovation in the interior fabrics market (similar to the floorcoverings market) is important to achieving and maintaining market share.

     We market a line of fabrics manufactured from recycled, recyclable or compostable materials under the Terratex® brand. The Terratex line includes both new products and traditional product offerings and includes products made from 100% post-consumer recycled polyester, 100% post-industrial recycled polyester and 100% post-consumer recycled wool. The first fabric to bear the Terratex label was Guilford of Maine’s FR-701® line of panel fabrics. We market seating fabrics under the Terratex label as well. Over the past few years, we have continued building awareness of the Terratex brand. These products have been well received and are gaining momentum in the market, and we plan to expand our offerings under this label.

     Our TekSolutions operations provide the services of laminating fabrics onto substrates for pre-formed panels, coating fabrics with various treatments, warehousing fabrics for third parties, and cutting fabrics and other materials. We believe that significant market opportunities exist for the provision of this and other ancillary textile sequencing and processing services to OEMs and intend to participate in these opportunities.

     We anticipate that future growth opportunities will arise from the growing market for retrofitting services, where fabrics are used to re-cover existing panels. In addition, the increased importance being placed on the aesthetic design of office space should lead to a significant increase in upholstery fabric sales. Our management also believes that additional growth opportunities exist in international sales, domestic healthcare markets, automotive, contract wallcoverings and window treatments.

Marketing and Sales

     Our principal interior fabrics customers are OEMs of movable office furniture systems, and the Fabrics Group sells to essentially all of the major office furniture manufacturers. The Fabrics Group also sells to smaller office furniture manufacturers and manufacturers and distributors of wallcoverings, vertical blinds, cubicle curtains, acoustical wallboards, ceiling tiles and residential furniture. The Guilford of Maine, Toltec, Intek, Chatham and Camborne brand names are well-known in the industry and enhance our fabric marketing efforts.

     The majority of our interior fabrics sales are made through the Fabrics Group’s own sales force. The sales team works closely with designers, architects, facility planners and other specifiers who influence the purchasing decisions of buyers in the interior fabrics segment. In addition to facilitating sales, the resulting relationships also provide us with marketing and design ideas that are incorporated into the development of new product offerings. The Fabrics Group maintains a design studio in Grand Rapids, Michigan which facilitates coordination between its in-house designers and the design staffs of major customers. Our interior fabrics sales offices and showrooms are located in New York City; Grand Rapids, Michigan; Elkin, North Carolina; High Point, North Carolina; Hickory, North Carolina; Greensboro, North Carolina; and the United Kingdom. The Fabrics Group also has marketing and distribution facilities in Canada, Mexico and Hong Kong, and sales representatives in Japan, Hong Kong, Germany, Singapore, Malaysia, Korea, Australia, United Arab Emirates, Dubai and South Africa. We have sought increasingly, over the past several years, to expand our export business and international operations in the fabrics segment.

Manufacturing

     Our fabrics manufacturing facilities are located in Maine; Massachusetts; Michigan; North Carolina; Nottingham, England; Meltham, England; and Mirfield, England. The production of synthetic and wool-blended fabrics is a relatively complex, multi-step process. Raw fiber and yarn are placed in pressurized vats in which dyes are forced into the fiber. Particular attention is devoted to this dyeing process, which requires a high degree of precision and expertise in order to achieve color consistency. All raw materials used by us are readily available from a number of sources. The Fabrics Group also now uses 100% recycled fiber manufactured from PET soda bottles in some of its manufacturing processes.

     In response to a shift in the Fabrics Group’s traditional panel fabric market towards lighter-weight, less expensive products, we implemented a major capital investment program in the mid 1990s that included the construction of a new facility and the acquisition of equipment to enhance the efficiency and breadth of the Fabrics Group’s yarn manufacturing processes. The program improved the Fabrics Group’s cost effectiveness in producing lighter-weight fabrics, reduced manufacturing cycle time and enabled the Fabrics Group to reinforce its product leadership position with its OEM customers. The acquisition of Intek provided us with immediate and significant capabilities in the efficient production of lighter-weight, less expensive panel fabrics, and the acquisition of Camborne provided a European-based manufacturing facility and much needed expertise in the production of wool fabrics. We believe we have been successful in designing fabrics that have simplified the manufacturing process, thereby reducing complexity while improving efficiency and quality.

     The environmental management system of the Fabrics Group’s largest facility, located in Guilford, Maine, has been granted ISO 14001 certification. Our East Douglas, Massachusetts and Meltham, England fabrics manufacturing facilities are also certified under ISO 14001.

     Our TekSolutions textile processing operations (including fabric lamination, coating, warehousing and cutting) are located in Grand Rapids, Michigan, in close proximity to several large customers of the Fabrics Group.

     The environmental management system of the Fabrics Group’s largest facility, located in Guilford, Maine, has been granted ISO 14001 certification. Our East Douglas, Massachusetts and Meltham, England fabrics manufacturing facilities are also certified under ISO 14001.

Competition

     We compete in the interior fabrics market on the basis of product design, quality, reliability, price and service. By historically concentrating on the open plan office furniture systems segment, the Fabrics Group has been able to specialize our manufacturing capabilities, product offerings and service functions, resulting in a leading market position. Management believes we are the largest U.S. manufacturer of panel fabric for use in open plan office furniture systems.

     With the May 2000 acquisition of the Chatham furniture fabrics assets, we became the largest U.S. manufacturer of contract upholstery fabrics for office furniture manufacturers. We believe our share of the U.S. contract upholstery market is nearly double that of our closest competitor.

     Through our other strategic acquisitions, we have been successfully diversifying our product offerings for the commercial interiors market to include a variety of other fabrics, including three-dimensional knitted upholstery products, cubicle curtains, wallcoverings, ceiling fabrics and window treatments. The competition in these segments of the market is highly fragmented and includes both large, diversified textile companies, several of which have greater financial resources than us, as well as smaller, non-integrated specialty manufacturers. However, our capabilities and strong brand names in these segments should enable us to continue to compete successfully.

Specialty Products

     Our Specialty Products business segment currently is comprised of Pandel, Inc., which produces vinyl carpet tile backing and specialty mat and foam products, and our Intersept antimicrobial chemical sales and licensing program. In 2003, we sold our U.S. raised/access flooring business and our adhesives and other specialty chemicals production business. We continue to manufacture and sell our Intercell® brand raised/access flooring product in Europe.

     We sell a proprietary antimicrobial chemical compound under the registered trademark Intersept. We use Intersept in all of our modular carpet products and have licensed Intersept to other companies for use in a number of products that are noncompetitive with our products, such as paint, vinyl wallcoverings, ceiling tiles and air filters. In addition, we produce and market Fatigue Fighter®, an impact-absorbing modular flooring system typically used where people stand for extended periods.

     Through an agreement with the purchaser of our adhesive and specialty chemicals production business, we continue to market a line of adhesives for carpet installation, as well as a line of carpet cleaning and maintenance chemicals, under the Re:Source brand.

Product Design, Research and Development

     We maintain an active research, development and design staff of over 75 people and also draw on the research and development efforts of our suppliers, particularly in the areas of fibers, yarns and modular carpet backing materials. Our research and development costs were $9.7 million, $10.1 million and $11.4 million in 2003, 2002 and 2001, respectively.

     Interface Research (IRC) provides technical support and advanced materials research and development for the entire family of Interface companies. IRC developed our NexStep® backing, which employs moisture-impervious polycarbite precoating technology with a chlorine-free urethane foam secondary backing, and also developed a post-consumer recycled, polyvinyl chloride, or PVC, extruded sheet process that has been incorporated into our GlasBac RE modular carpet backing. Our post-consumer PVC extruded sheet exemplifies our commitment to “closing-the-loop” in recycling. With a goal of supporting sustainable product designs in both floorcoverings and interior fabrics applications, IRC is a frontrunner in evaluating 100% renewable polymers based on corn-derived polylactic acid (PLA) for use in our products and the development of post-consumer recycling technology for nylon face fibers. IRC also is continuing its development efforts with resilient textile flooring, a new category of product that combines the functional and aesthetic benefits of resilient flooring and carpet.

     IRC is the home of our EcoSense initiative and supports the dissemination, consultancies and technical communication of our global sustainability endeavors. In addition, IRC’s President also serves as the Chairman of the Envirosense Consortium, an organization concerned with addressing workplace environmental issues. IRC’s laboratories provide all biochemical and technical support to Intersept antimicrobial chemical product initiatives, which initiatives were the basis for founding the Consortium and for its focus on indoor air quality.

     Innovation and increased customization in product design and styling are the principal focus of our product development efforts at both IRC and our manufacturing locations. Our carpet design and development team is recognized as the industry leader in carpet design and product engineering for the commercial and institutional markets.

     Oakey Designs provides carpet design and consulting services to our floorcovering businesses pursuant to a consulting agreement with Interface, Inc. Oakey Designs’ services under the agreement include creating commercial carpet designs for use by our floorcovering businesses throughout the world, and overseeing product development, design and coloration functions for our modular carpet business in North America. The agreement is for a term of 5 years, expiring in May 2006. While the agreement is in effect, Oakey Designs cannot provide similar services to any other carpet company. Since our relationship with Oakey Designs began in 1994, we have introduced over 150 new carpet designs and have enjoyed considerable success in winning U.S. carpet industry awards.

     Oakey Designs also contributed to our implementation of the product development concept — “simple inputs, pretty outputs” — resulting in the ability to efficiently produce many products from a single yarn system. Our mass customization production approach evolved, in major part, from this concept. In addition to increasing the number and variety of product designs, which enables us to increase high margin custom sales, the mass customization approach increases inventory turns and reduces inventory levels (for both raw materials and standard products) and their related costs because of our more rapid and flexible production capabilities.

     More recently, our new i2 product line — which includes, among others, our Entropy, Transformation, Frequency and Cubic modular carpet products — represents an innovative breakthrough in the design of modular carpet. The i2 line introduced and features: random patterning, mergeable dye lots, cost-efficient installation and maintenance, interactive flexibility and recycled and recyclable materials. These products may be installed without regard to the directional orientation of the carpet tile or the dye lot from which the carpet tile was manufactured, and their features also make installation, maintenance and replacement of modular carpet easier, less expensive and less wasteful.

     Oakey Designs’ services, which have been integral in the development of our i2 product line, have been extended from a primary focus on domestic carpet tile to our international carpet tile operations. In addition, we have retained the design services of the highly-regarded firm Suzanne Tick, Inc., affiliated with Tuva Looms, a carpet company known for high-end, design-forward woven carpets, to assist us with developing broadloom designs and area rugs for our Prince Street brand.

Environmental Initiatives

     In the latter part of 1994, we commenced a new industrial ecology initiative called EcoSense, inspired in part by the interest of customers concerned about the environmental implications of how they and their suppliers do business. However, our goal and commitment to achieving ecological sustainability preceded the market’s interest. EcoSense, which includes our QUEST waste reduction initiative, is directed towards the elimination of energy and raw materials waste in our businesses, and, on a broader and more long-term scale, the practical reclamation — and ultimate restoration — of shared environmental resources. The initiative involves a commitment by us:

•	to learn to meet our raw material and energy needs through recycling of carpet and other petrochemical products and harnessing benign energy sources; and

•	to pursue the creation of new processes to help sustain the earth’s non-renewable natural resources.

     We have engaged some of the world’s leading authorities on global ecology as environmental advisors. The list of advisors includes: Paul Hawken, author of The Ecology of Commerce: A Declaration of Sustainability and The Next Economy, and co-author with Amory Lovins and Hunter Lovins of Natural Capitalism: Creating the Next Industrial Revolution; Mr. Lovins, energy consultant and co-founder of the Rocky Mountain Institute; John Picard, President of E2 Environmental Enterprises; Jonathan Porritt, director of Forum for the Future; Bill Browning, director of the Rocky Mountain Institute’s Green Development Services; Dr. Karl-Henrik Robert, founder of The Natural Step; Janine M. Benyus, author of Biomimicry; Walter Stahel, Swiss businessman and seminal thinker on environmentally responsible commerce; and Bob Fox, renowned architect.

     Another one of our initiatives over the past several years has been the development of the Envirosense Consortium, an organization of companies concerned with addressing workplace environmental issues, particularly poor indoor air quality. The Envirosense Consortium’s member organizations include interior products manufacturers (at least one of which is a licensee of our Intersept antimicrobial chemical) and design professionals.

     Our leadership, knowledge and expertise in this area, especially in the “green building” movement and the related LEED certification program, resonate deeply with many of our customers and prospects around the globe, and these businesses are increasingly making purchase decisions based on “green” factors. As more customers in our target markets share our view that sustainability is good business and not just good deeds, our acknowledged leadership position should provide a differentiated advantage in competing for their business.

Backlog

     Our backlog of unshipped orders (excluding the discontinued operations of our U.S. raised/access flooring business) was approximately $129.1 million at March 1, 2004, compared to approximately $122.5 million at March 1, 2003. Historically, backlog is subject to significant fluctuations due to the timing of orders for individual large projects and currency fluctuations. All of the backlog of orders at March 1, 2004 are expected to be shipped during the succeeding six to nine months.

Patents and Trademarks

     We own numerous patents in the United States and abroad on floorcovering and raised/access flooring products, on manufacturing processes and on the use of our Intersept antimicrobial chemical agent in various products. The duration of United States patents is between 14 and 20 years from the date of filing of a patent application or issuance of the patent; the duration of patents issued in other countries varies from country to country. We consider our know-how and technology more important to our current business than patents, and, accordingly, believe that expiration of existing patents or nonissuance of patents under pending applications would not have a material adverse effect on our operations. However, we maintain an active patent and trade secret program in order to protect our proprietary technology, know-how and trade secrets.

     We also own many trademarks in the United States and abroad. In addition to the United States, the primary countries in which we have registered our trademarks are the United Kingdom, Germany, Italy, France, Canada, Australia, Japan, and various countries in Central and South America. Some of our more prominent registered trademarks include: Interface, Heuga, Intersept, GlasBac, Re:Source, Guilford, Guilford of Maine, Bentley, Prince Street, Intercell, Chatham, Camborne, Terratex and FR-701. Trademark registrations in the United States are valid for a period of 10 years and are renewable for additional 10-year periods as long as the mark remains in actual use. The duration of trademarks registered in other countries varies from country to country.

Financial Information by Operating Segments and Geographic Areas

     Our consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 28, 2003 and our Quarterly Report on Form 10-Q for the three months ended April 4, 2004 filed with the SEC and incorporated by reference into this prospectus set forth information concerning our sales, income and assets by operating segments, and our sales and long-lived assets by geographic areas. Additional information regarding sales by operating segment is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this prospectus.

Employees

     At April 4, 2004, we employed a total of approximately 5,050 employees worldwide. Of such employees, approximately 2,350 are clerical, sales, supervisory and management personnel and 2,700 are manufacturing and carpet service/installation personnel. We also utilized approximately 180 temporary personnel as of April 4, 2004.

     Some of the service businesses within the Re:Source service network have employee groups that are represented by unions. In addition, some of our production employees in Australia and the United Kingdom are represented by unions. In the Netherlands, a Works Council, the members of which are Interface employees, is required to be consulted by management with respect to certain matters relating to our operations in that country, such as a change in control of Interface Europe B.V. (our modular carpet subsidiary based in the Netherlands), and the approval of the Council is required for some of our actions, including changes in compensation scales or employee benefits. Our management believes that its relations with the Works Council, the unions and all of its employees are good.

Environmental Matters

     Our operations are subject to laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. The costs of complying with environmental protection laws and regulations have not had a material adverse impact on our financial condition or results of operations in the past and are not expected to have a material adverse impact in the future. The environmental management systems of our floorcovering manufacturing facilities in LaGrange, Georgia, West Point, Georgia, West Yorkshire, England, Northern Ireland, Australia, the Netherlands, Canada and Thailand are certified under ISO 14001. The environmental management systems of the Fabrics Group’s facilities in Guilford, Maine, East Douglas, Massachusetts, and Meltham, England are also certified under ISO 14001.

Properties

     We maintain our corporate headquarters in Atlanta, Georgia in approximately 20,000 square feet of leased space. The following table lists our principal manufacturing facilities and other material physical locations, all of which we own except as otherwise noted:

		Floor Space
Location	Segment	(Sq. Ft.)
Bangkok, Thailand(1)	Modular	66,072
Craigavon, N. Ireland	Modular	80,986
LaGrange, Georgia	Modular	375,000
Ontario (Belleville), Canada	Modular	77,000
Picton, Australia	Modular	96,300
Scherpenzeel, the Netherlands	Modular	229,734
Shelf, England	Modular	206,882
West Point, Georgia	Modular	250,000
City of Industry, California(2)	Broadloom	539,641
Aberdeen, North Carolina	Fabrics	104,284
East Douglas, Massachusetts	Fabrics	306,225
Elkin, North Carolina	Fabrics	1,475,413
Grand Rapids, Michigan(2)	Fabrics	118,263
Guilford, Maine	Fabrics	408,511
Guilford, Maine	Fabrics	96,490
Newport, Maine	Fabrics	173,973
Nottingham, England(2)	Fabrics	12,500
Meltham, England(2)	Fabrics	168,000
Mirfield, England	Fabrics	112,000
Cartersville, Georgia(2)	Specialty Products (Specialty Mats)	53,000
Kennesaw, Georgia (2)	Research and Development	19,247

(1)	Owned by a joint venture in which we have a 70% interest.

(2)	Leased.

     We maintain marketing offices in over 75 locations in over 30 countries and distribution facilities in approximately 40 locations in six countries. Most of our marketing locations and many of our distribution facilities are leased.

     We believe that our manufacturing and distribution facilities and our marketing offices are sufficient for our present operations. We will continue, however, to consider the desirability of establishing additional facilities and offices in other locations around the world as part of our business strategy to meet expanding global market demands.

Legal Proceedings

     We are not aware of any material pending legal proceedings involving us, or any of our subsidiaries or any of our property. We are from time to time a party to litigation arising in the ordinary course of business.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND OTHER OBLIGATIONS

     The following description of some important terms of some of our indebtedness does not purport to be complete and does not contain all the information that is important to you. For a more complete understanding of the following indebtedness, we encourage you to obtain and read the agreements and documents governing the Revolving Credit Facility, the 7.3% Senior Notes due 2008 and the 10.375% Senior Notes due 2010, all of which we will provide to you upon your request to our Chief Financial Officer (see “Where You Can Find More Information”).

Revolving Credit Facility

     On June 18, 2003, we amended and restated our senior revolving credit facility. Under the revolving credit facility, as under its predecessor, the maximum aggregate amount of loans and letters of credit available to us at any one time is $100 million, subject to a borrowing base limitation. The revolving credit facility currently matures on October 1, 2007. The revolving credit facility includes a domestic U.S. Dollar syndicated loan and letter of credit facility up to the lesser of (1) $100 million, or (2) a borrowing base equal to the sum of specified percentages of eligible accounts receivable, finished goods inventory and raw materials inventory in the U.S. (the percentages and eligibility requirements for the domestic borrowing base are specified in the credit facility), less certain reserves. Any advances to Interface, Inc. or Interface Europe B.V. under the domestic loan facility will reduce borrowing availability under the entire revolving credit facility. The revolving credit facility also includes a multicurrency syndicated loan and letter of credit facility of up to U.S. $15 million in British Pounds and Euros. Any advances under the multicurrency loan facility will reduce borrowing availability under the domestic loan facility.

     Interest on borrowings under the revolving credit facility is charged at varying rates based on our ability to meet certain performance criteria. The revolving credit facility is secured by substantially all of the assets of Interface, Inc. and its domestic subsidiaries (subject to exceptions for certain immaterial subsidiaries), including all of the stock of our domestic subsidiaries and up to 65% of the stock of our first-tier material foreign subsidiaries. The multicurrency loan facility is secured by substantially all of the assets of Interface Europe, Ltd. and its material subsidiaries. Those collateral documents provide that, if an event of default occurs under the revolving credit facility, the lenders’ collateral agent may, upon the request of the specified percentage of lenders, exercise remedies with respect to the collateral that include foreclosing mortgages on our real estate assets, taking possession of or selling our personal property assets, collecting our accounts receivables, or exercising proxies to take control of the pledged stock of our domestic and first-tier material foreign subsidiaries.

     We obtained a waiver from the requisite lenders under the revolving credit facility to permit the original offering.

     For a further description of the revolving credit facility see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

10.375% Senior Notes Due 2010

     We have outstanding $175 million aggregate principal amount of 10.375% Senior Notes due 2010. Interest is payable semi-annually on February 1 and August 1. The Senior Notes are unsecured, senior notes and our material domestic subsidiaries have guaranteed the Senior Notes, jointly and severally, on an unsecured basis. At any time prior to February 1, 2005, we may, on any one or more occasions, redeem up to 35% of the sum of the aggregate principal amount of the Senior Notes at a redemption price of 110.375% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the redemption date, with the net cash proceeds from one or more public equity offerings; provided, that (1) at least 65% of the aggregate principal amount of the Senior Notes remains outstanding immediately after the occurrence of such redemption (excluding Senior Notes held by us or our subsidiaries); and (2) the redemption must occur within 180 days of the date of the closing of such public equity offering. The Senior Notes also will be redeemable, in whole or in part, at any time or from time to time, on at least 30 days’ but not more than 60 days’ prior notice mailed to the registered address of each holder of Senior Notes, at a redemption price equal to the greater of (a) 100% of the principal amount of the Senior Notes to be redeemed; or (b) the sum of the present values of the remaining scheduled payments discounted, on a semiannual basis, at the treasury rate plus 50 basis points plus, in the case of each of clause (a) or (b) immediately above, accrued interest (including any special interest) to the date of redemption.

7.3% Senior Notes Due 2008

     We have outstanding $150 million aggregate principal amount of 7.3% Senior Notes due 2008. Interest is payable semi-annually on April 1 and October 1. The Senior Notes are unsecured, senior notes and our material domestic subsidiaries have guaranteed the Senior Notes, jointly and severally, on an unsecured basis. The Senior Notes are redeemable, in whole or in part, at our option, at any time or from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed or (2) the sum of the present value of the remaining scheduled payments, discounted on a semi-annual basis at the treasury rate plus 50 basis points, plus, in the case of each of (1) and (2) above, accrued interest to the date of redemption.

DESCRIPTION OF THE NOTES

     You can find the definitions of the capitalized terms used in this description under the subheading “— Certain Definitions”. In this description, the words “Company”, “we” or “us” refer only to Interface, Inc. and not to any of our subsidiaries. “Notes” refers to the original notes originally issued on the Issue Date, the exchange notes issued therefore pursuant to this exchange offer, and the possible Additional Notes.

     The Company issued the original notes under an indenture (the “Indenture”) among itself, the Guarantors and SunTrust Bank, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture, and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

     The following is a materially complete description of the material provisions of the Indenture. It does not restate the terms of the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. We have filed copies of the Indenture as an exhibit to our annual report or Form 10-K for the year ended December 28, 2003.

     Under the Indenture, we issued $135 million of original notes and will issue $135 million of exchange notes pursuant to this exchange offer if all of the original notes are properly tendered and not withdrawn, and are accepted by us. We also issue Additional Notes at later dates under the same Indenture. We can issue Additional Notes as part of the same series or as an additional series. Any Additional Notes that we issue in the future will be identical in all respects to the Notes that we have already issued, except that the Notes issued in the future will have different issuance prices and issuance dates. See “— Additional Notes”.

Overview

  The Notes

     The Notes:

•	are general obligations of the Company,

•	are not secured by any collateral,

•	are subordinated in right of payment to all existing and future Senior Indebtedness of the Company,

•	are pari passu in right of payment to all existing and future unsecured Pari Passu Indebtedness of the Company,

•	are senior in right of payment to the Company’s existing subordinated Indebtedness and any future Indebtedness of the Company, which, by its terms, is subordinated to the Notes, and

•	are jointly and severally guaranteed by the Guarantors.

     The Notes are issued only in registered form without coupons, in denominations of $1,000 and integral multiples thereof.

  The Guarantees

     The Guarantees of the Notes:

•	are general obligations of each Guarantor,

•	are not secured by any collateral,

•	are subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor,

•	are pari passu in right of payment to all existing and future unsecured Pari Passu Indebtedness of each Guarantor, and

•	are senior in right of payment to each Guarantor’s existing subordinated Indebtedness, and any future Indebtedness of any Guarantor which, by its terms, is subordinated to the Guarantees.

Effect of Corporate Structure

     Substantially all of the operations of the Company are conducted by subsidiaries of the Company. Accordingly, the Company is dependent upon the distribution of the earnings of its subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. The subsidiaries of the Company that are not Material U.S. Subsidiaries will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s non-Guarantor subsidiaries, these non-Guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The Guarantor subsidiaries generated approximately 71% of our consolidated revenues in the year period ended December 28, 2003, and approximately 70% for the quarter ended April 4, 2004, and they held approximately 71% of our consolidated assets as of December 28, 2003, and approximately 71% as of April 4, 2004. Due to the Company’s holding company structure, the Indebtedness represented by the Notes will be effectively subordinate in right of payment to all obligations of such subsidiaries. See “Risk Factors — Risks Specific to Our Indebtedness and the Notes”.

Ranking

     The Notes represent unsecured senior subordinated obligations of the Company and rank pari passu in right of payment with other unsecured senior subordinated obligations of the Company.

     Because the Notes are unsecured obligations of the Company, secured Indebtedness of the Company is effectively senior to the Notes to the extent of the value of the assets securing such secured Indebtedness.

     As of April 4, 2004, the Company’s Senior Indebtedness was approximately $345.0 million. Borrowings under the Amended Credit Agreement are, and will be, secured as provided by the Amended Credit Agreement.

Maturity, Interest and Principal

     The Notes will mature on February 1, 2014. The Notes bear interest at the rate of 9 1/2 % per annum and interest on the Notes is payable semi-annually on each February 1 and August 1, commencing August 1, 2004, to the holders of record of Notes at the close of business on the January 15 and July 15 immediately preceding such interest payment dates. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the “Issue Date”), except that interest on Additional Notes will accrue either from the most recent date to which interest has been paid on such Additional Notes, or, if no interest has been paid on such Additional Notes, from their original date of issue. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Notes

     Subject to the limitations set forth under “— Certain Covenants — Limitations on Indebtedness and Issuance of Redeemable Capital Stock”, the Company may incur additional indebtedness. At our option, this additional Indebtedness may consist of additional Notes (“Additional Notes”) issued in one or more transactions, which have identical terms (except for issuance prices and dates) as Notes issued on the Issue Date and exchange notes. Holders of Additional Notes would have the right to vote together with holders of Notes issued on the Issue Date and Exchange Notes as one class.

Subordination

     The payment of principal, interest, premium and Special Interest, if any, on the Notes is subordinated to the prior payment in full of all Senior Indebtedness of the Company, including Senior Indebtedness of the Company incurred after the date of the Indenture.

     The holders of Senior Indebtedness of the Company are entitled to receive payment in full in cash or Cash Equivalents of all obligations due in respect of Senior Indebtedness of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Indebtedness of the Company) before the holders of Notes are entitled to receive any payment with respect to the Notes (except that holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under “— Legal Defeasance or Covenant Defeasance of Indenture”) in the event of any distribution to creditors of the Company:

     (1) in a liquidation or dissolution of the Company,

     (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property,

     (3) in an assignment by the Company for the benefit of its creditors, or

     (4) in any marshaling of the Company’s assets and liabilities.

     The Company also may not make any payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under “— Legal Defeasance or Covenant Defeasance of Indenture”) if:

     (1) a payment default on Designated Senior Indebtedness of the Company occurs and is continuing beyond any applicable grace period, or

     (2) any other default occurs and is continuing on any series of Designated Senior Indebtedness of the Company that permits holders of that series of Designated Senior Indebtedness of the Company to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Company or the holders of any Designated Senior Indebtedness of the Company.

     Payments on the Notes may and shall be resumed:

     (1) in the case of a payment default, upon the date on which such default is cured or waived, and

     (2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness of the Company has been accelerated.

     No new Payment Blockage Notice may be delivered unless and until:

     (1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice, and

     (2) all scheduled payments of principal, interest and premium and Special Interest, if any, on the Notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

     If the Trustee or any holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under “— Legal Defeasance or Covenant Defeasance of the Indenture”) when:

     (1) the payment is prohibited by the Indenture’s subordination provisions, and

     (2) the Trustee or the holder has actual knowledge that the payment is prohibited;

the Trustee or the holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Indebtedness of the Company. Upon the written request of the holders of Senior Indebtedness of the Company, the Trustee or the holder, as the case may be, shall deliver the amounts in trust to the holders of Senior Indebtedness of the Company or their proper representative.

     The Company must promptly notify holders of its Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness of the Company.

     Payments under the Guarantee of each Guarantor are subordinated to the prior payment in full of all Senior Debt of such Guarantor, including Senior Indebtedness of such Guarantor incurred after the date of the Indenture, on the same basis as provided above with respect to subordination of payments on the Notes by the Company to the prior payment in full of Senior Indebtedness of the Company. See “Risk Factors — Risks Specific to Our Indebtedness and the Notes”. Our indebtedness, which is substantial in relation to our shareholders’ equity, requires us to dedicate a substantial portion of our cash flow from operations to service debt, and governs certain other of our activities.

     “Designated Senior Indebtedness” means:

     (1) any Indebtedness outstanding under the Amended Credit Agreement,

     (2) all Indebtedness under the 10.375% Notes and the Indenture therefor,

     (3) all Indebtedness under the Company’s 7.3% Senior Notes due 2008 and the Indenture therefor,

     (4) any Senior Indebtedness outstanding on the Issue Date that by its terms contains a payment blockage period with respect to subordinated indebtedness, and

     (5) any other Senior Indebtedness permitted under the Indenture the aggregate principal amount of which that is committed and available to be drawn on is $25.0 million or more and that has been designated by the Company as “Designated Senior Indebtedness”. For purposes of determining whether a particular issue of Senior Indebtedness may qualify as “Designated Senior Indebtedness”, the principal amount of one or more issues of Senior Indebtedness owing to a common lender (or its Affiliates) may be aggregated.

     “Permitted Junior Securities” means:

     (1) Equity Interests in the Company or any Guarantor, or

     (2) debt securities that are subordinated to all Senior Indebtedness and any debt securities issued in exchange for Senior Indebtedness to substantially the same extent as, or to a greater extent than, the Notes and the Subsidiary Guarantees are subordinated to Senior Indebtedness under the Indenture.

     “Senior Indebtedness” means:

     (1) all Indebtedness of the Company or any Guarantor at any time outstanding under Credit Facilities and all Interest Rate Protection Obligations and Interest Rate Protection Agreements with respect thereto,

     (2) any other Indebtedness of the Company or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or any Guarantee, or

     (3) all obligations with respect to the items listed in the preceding clauses (1) and (2).

     Notwithstanding anything to the contrary in the preceding, Senior Indebtedness will not include:

     (1) any liability for foreign, federal, state, local or other taxes owed or owing by the Company or any Guarantor,

     (2) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates,

     (3) any Indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business or constituting trade payables or other current liabilities (other than Indebtedness in respect of any services rendered by or purchased from, or current liabilities owing to, banks or financial institutions or the current portion of any long-term Indebtedness which would constitute Senior Indebtedness but for the operation of this clause (3)),

     (4) any Non-Recourse Indebtedness,

     (5) Indebtedness which is represented by Redeemable Capital Stock,

     (6) Indebtedness of or amounts owed by the Company or any Guarantor for compensation to employees for services rendered to the Company or any Guarantor,

     (7) the portion of any Indebtedness that is incurred in violation of the Indenture, or

     (8) the Notes or the Guarantees.

Mandatory Redemption

     The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

Optional Redemption and Offer to Repurchase

Optional Redemption by the Company

     At any time prior to February 1, 2007, the Company may, on any one or more occasions, redeem up to 35% of the sum of (1) the aggregate principal amount of the Notes issued on the Issue Date (including, without duplication, any Exchange Notes thereafter issued) and (2) each initial aggregate principal amount of any Additional Notes issued prior to such date at a redemption price of 109.5% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided, that:

     (A) at least 65% of the sum of (i) the aggregate principal amount of the Notes issued on the Issue Date (including, without duplication, any Exchange Notes thereafter issued) and (ii) the aggregate principal amount of any Additional Notes remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries), and

     (B) the redemption must occur within 180 days of the date of the closing of such Public Equity Offering.

     Except as provided above, the Notes are not redeemable prior to February 1, 2009.

     The Notes also are redeemable, as a whole or in part, at the option of the Company, at any time or from time to time, on at least 30 days’ but not more than 60 days’ prior notice mailed to the registered address of each holder of Notes, at the following redemption prices (expressed as a percentage of the principal amount thereof) plus accrued but unpaid interest (including any Special Interest) to the date of redemption.

If Redeemed During the 12-Month	Redemption
Period Beginning February 1,	Price
2009	104.750%
2010	103.167%
2011	101.583%
2012 and thereafter	100.000%

     Except pursuant to the preceding paragraphs, the Notes are not redeemable at the Company’s option prior to maturity.

Repurchase at the Option of Holders upon a Change of Control and Certain Asset Sales

     In addition, as described below:

     (1) the Company is obligated, upon the occurrence of a Change of Control, to make an offer to purchase all outstanding Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest (including Special Interest, if any), in each case to the date of purchase; and

     (2) the Company may be obligated to make an offer to purchase Notes with a portion of the net cash proceeds of certain sales or other dispositions of assets at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest (including any Special Interest), if any, to the date of purchase.

See “— Certain Covenants — Change of Control” and “— Certain Covenants — Disposition of Proceeds of Asset Sales”.

Selection and Notice

     If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

     (1) If the Notes are listed on a national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, or

     (2) if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

     No Notes of a principal amount of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

     If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption, unless the Company defaults in the payment of the redemption price therefor.

The Guarantees

     Each Material U.S. Subsidiary (other than a Securitization Subsidiary) is and will continue to be a Guarantor unless released from its Guarantee. Each of the Guarantors has, for so long as it remains a Guarantor, unconditionally guaranteed on a senior subordinated and joint and several basis all of the Company’s obligations under the Notes, including its obligations to pay principal, premium, if any, Special Interest, if any, and interest with respect to the Notes.

     If the Company or any of its Subsidiaries acquire or form a Material U.S. Subsidiary (other than a Securitization Subsidiary), the Company will cause any such Subsidiary to (1) execute and deliver to the Trustee a Guarantee in form and substance reasonably satisfactory to such Trustee pursuant to which such Subsidiary shall guarantee all of the obligations of the Company with respect to the Notes issued under the Indenture on a basis pari passu with the then existing Guarantees of the Notes, and (2) deliver to such Trustee an opinion of counsel reasonably satisfactory to such Trustee to the effect that a Guarantee has been duly executed and delivered by such Subsidiary and such Subsidiary is in compliance with the terms of the Indenture.

     The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Specific to Our Indebtedness and the Notes”.

     A Guarantor may not consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless either:

     (1) the Person formed by or surviving any such consolidation or merger (other than the Company or another Guarantor) assumes all the obligations of that Guarantor pursuant to a supplemental indenture satisfactory to the Trustee and, immediately after giving effect to that transaction, no Default or Event of Default exists, or

     (2) the Guarantee is released pursuant to the next sentence.

     The Guarantee of a Guarantor will be released:

     (1) in connection with any sale of all of the capital stock of a Guarantor (including a sale by way of merger or consolidation), if immediately after giving effect to such sale, there is no Default or Event of Default that has occurred and is continuing,

     (2) if the Company designates any Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture,

     (3) if there is a legal defeasance of the Notes as described under “— Legal Defeasance or Covenant Defeasance of Indenture”,

     (4) in connection with the sale or disposition of such a Guarantor pursuant to, or in lieu of, the exercise by the Lenders under the Amended Credit Agreement or by one or more holders of other secured Indebtedness of rights and remedies in respect of the capital stock of such Guarantor pledged or assigned to such Lender or Lenders or to such holder or holders to secure such Indebtedness, or

     (5) in connection with any other sale or disposition of a Guarantor, the proceeds of which are used to permanently repay amounts available for borrowing under the Amended Credit Agreement or other secured Indebtedness secured by such capital stock.

     Except as described above or in “— Certain Covenants” below, the Company is not restricted from selling or otherwise disposing of any of the Guarantors.

     In the event of a bankruptcy, liquidation or reorganization of any of the Company’s non-Guarantor subsidiaries, these non-Guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The subsidiaries who are currently Guarantors as of the Issue Date generated approximately 71% of our consolidated revenues in the year ended December 28, 2003, and approximately 70% for the quarter ended April 4, 2004, and held approximately 71% of our consolidated assets as of December 28, 2003, and approximately 71% for the quarter ended April 4, 2004.

Certain Covenants

     The Indenture contains the following covenants, among others:

Limitations on Indebtedness and Issuance of Redeemable Capital Stock

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment of (in each case, to “incur”) any Indebtedness (including, without limitation, any Acquired Indebtedness) and we will not issue any Redeemable Capital Stock and will not permit any of our non-Guarantor Subsidiaries to issue Redeemable Capital Stock or Preferred Stock; provided, however, that the Company or any of our Subsidiaries will be permitted to incur Indebtedness (including, without limitation, Acquired Indebtedness) and the Company may issue shares of Redeemable Capital Stock if:

     (1) at the time such additional Indebtedness is incurred or such Redeemable Capital Stock is issued, and after giving pro forma effect thereto, the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.0 to 1, and

     (2) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

     Notwithstanding the foregoing, the Company and its Subsidiaries may, to the extent specifically set forth below, incur each and all of the following (each and all of the following, “Permitted Indebtedness”):

     (1) Indebtedness of the Company evidenced by the Notes issued on the Issue Date or constituting the Exchange Notes,

     (2) Indebtedness of any Guarantor evidenced by its Guarantee of the Notes, the Exchange Notes or in respect of Additional Notes issued in accordance with the Indenture,

     (3) Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date,

     (4) Indebtedness of the Company and its Subsidiaries in respect of the Amended Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) the Borrowing Base or (ii) $100,000,000 less, in each case, the aggregate amount of all Net Proceeds of Asset Sales used to repay borrowings under the Amended Credit Agreement pursuant to the covenant described under the caption “— Disposition of Proceeds of Asset Sales” it being understood that any amounts outstanding under the Amended Credit Agreement on the Issue Date are deemed to be incurred under this clause (4),

     (5) Interest Rate Protection Obligations of the Company covering Indebtedness of the Company or a Subsidiary of the Company, and Interest Rate Protection Obligations of any Subsidiary of the Company covering Indebtedness of such Subsidiary; provided, however, that, in either case:

     (A) any Indebtedness to which any such Interest Rate Protection Obligations relate bears interest at fluctuating interest rates and is otherwise not incurred in violation of this covenant, and

     (B) the notional principal amount of any such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Obligations relate,

     (6) Indebtedness of a Wholly Owned Subsidiary owed to and held by the Company or another Wholly Owned Subsidiary, provided that each loan or other extension of credit

     (A) made by a Guarantor to another Subsidiary that is not a Guarantor shall not be subordinated to other obligations of such Subsidiary, and

     (B) made to a Guarantor by another Subsidiary that is not a Guarantor shall be made on a subordinated basis to the Guarantee except that (i) any transfer (which shall not include a pledge or assignment as collateral to or for the benefit of any holders of Senior Indebtedness) of such Indebtedness by the Company or a Wholly Owned Subsidiary (other than to the Company or to a Wholly Owned Subsidiary) and (ii) the sale, transfer or other disposition by the Company or any Subsidiary of the Company of Capital Stock of a Wholly Owned Subsidiary which is owed Indebtedness of another Wholly Owned Subsidiary such that it ceases to be a Wholly Owned Subsidiary of the Company shall, in each case, be an incurrence of Indebtedness by such Subsidiary subject to the other provisions of this covenant,

     (7) Indebtedness of the Company owed to and held by a Wholly Owned Subsidiary of the Company which is unsecured and subordinated in right of payment to the payment and performance of the Company’s obligations under the Indenture and the Notes, except that:

     (A) any transfer (which shall not include a pledge or assignment as collateral to or for the benefit of any holders of Senior Indebtedness or Pari Passu Indebtedness) of such Indebtedness by a Wholly Owned Subsidiary of the Company (other than to another Wholly Owned Subsidiary of the Company), and

     (B) the sale, transfer or other disposition by the Company or any Subsidiary of the Company of Capital Stock of a Wholly Owned Subsidiary which holds Indebtedness of the Company such that it ceases to be a Wholly Owned Subsidiary shall, in each case, be an incurrence of Indebtedness by the Company, subject to the other provisions of this covenant,

     (8) Indebtedness in respect of Currency Agreements; provided that, in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder,

     (9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of incurrence,

     (10) Indebtedness of the Company or any of its Subsidiaries evidenced by guarantees of any Permitted Indebtedness subject to the requirement for Subsidiaries to guarantee the Notes as described above under the heading “— The Guarantees”,

     (11) Indebtedness of the Company or any of its Subsidiaries represented by letters of credit for the account of the Company or such Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business,

     (12) Indebtedness incurred with respect to:

     (A) letters of credit issued for the account of the Company or any Subsidiary of the Company pursuant to the Amended Credit Agreement, subject to clause (4) and the limitations set forth therein, and

     (B) unsecured letters of credit, in addition to those described in clause (11) above, issued for the account of the Company or any Subsidiary of the Company in the ordinary course of business in aggregate outstanding stated amounts not to exceed $5,000,000,

     (13) Indebtedness, not in excess of $65,000,000 in the aggregate at any time outstanding, owing by the Company or any Subsidiary in connection with sales of receivables of the Company or any Subsidiary pursuant to Receivables Securitization Agreements in connection with one or more Qualified Securitization Transactions,

     (14) Indebtedness in respect of purchase money obligations, the incurrence of Indebtedness represented by Capital Lease Obligations, mortgage financings, purchase money obligations or other Indebtedness incurred or assumed in connection with the acquisition, construction, improvement or development of real or personal property (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in each case incurred (x) within 180 days before or after the acquisition, construction, development or improvement of the related asset in the case of the initial financing of all or any part of the purchase price or cost of acquisition, construction, improvement or development of property used in the business of the Company or one or more of its Subsidiaries, or (y) the refinancing of Indebtedness described in clause (x), in an aggregate principal amount pursuant to this clause (14) not to exceed $10.0 million at any time outstanding,

     (15) Indebtedness of the Company or any Subsidiary of the Company in addition to that described in clauses (1) through (14) above, in an aggregate principal amount outstanding at any time not exceeding $30,000,000, and

     (16) Permitted Refinancing Indebtedness, which means:

     (A) Indebtedness of the Company, the proceeds of which are used to refinance (whether by amendment, renewal, extension, substitution, refinancing, refunding or replacement, whether with the same or any other person(s) as lender(s), including successive refinancings thereof) any outstanding Indebtedness of the Company or any of its Subsidiaries, and

     (B) Indebtedness of any Subsidiary of the Company, the proceeds of which are used to refinance (whether by amendment, renewal, extension, substitution, refinancing, refunding or replacement, whether with the same or any other person(s) as lender(s), including successive refinancings thereof) Indebtedness of such Subsidiary, in each case to the extent the Indebtedness to be refinanced was incurred pursuant to clauses (1), (2) or (3) above or this clause (16) (other than the Indebtedness as refinanced, redeemed or retired as described under the heading “Use of Proceeds” in this prospectus) or is originally incurred pursuant to the proviso with respect to the Consolidated Fixed Charge Coverage Ratio test described in the first paragraph of this description of the “— Limitations on Indebtedness and Issuance of Redeemable Capital Stock” covenant.

     Furthermore in order to be Permitted Refinancing Indebtedness under this clause (16), the principal amount of Indebtedness incurred pursuant to this clause (16) (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness) cannot:

     (C) exceed the sum of the principal amount of Indebtedness so refinanced (except where the amount of any excess is permitted pursuant to another clause of this covenant), plus the amount of any premium or other amount required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness or the amount of any premium or other amount reasonably determined by the Board of Directors of the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated purchase, plus the amount of expenses in connection therewith, and

     (D) in the case of Indebtedness incurred by the Company or a Guarantor pursuant to this clause (16) (i) to refinance Subordinated Indebtedness, such Indebtedness (I) has no scheduled principal payment prior to the 91st day after the final maturity date of the Subordinated Indebtedness refinanced, (II) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Subordinated Indebtedness refinanced, and (III) is subordinated to the Notes or the Guarantees, as the case may be, in the same manner and to the same extent that the Subordinated Indebtedness being refinanced is subordinated to the Notes or the Guarantees, as the case may be, or (ii) to refinance Senior or Pari Passu Indebtedness, such Indebtedness (I) has no scheduled principal payment date prior to the 91st day after the final maturity date of the Senior or Pari Passu Indebtedness refinanced, (II) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Senior or Pari Passu Indebtedness refinanced, and (III) constitutes Senior or Pari Passu Indebtedness, with the same ranking as the Indebtedness refinanced.

Limitation on Restricted Payments

     Unless the conditions set forth in the following clauses (5), (6) and (7) exist or are satisfied, as the case may be, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

     (1) declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Company or any of its Subsidiaries, or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any of its Subsidiaries, other than:

     (A) dividends or distributions payable solely in Capital Stock of the Company (but not Redeemable Capital Stock) or in options, warrants or other rights to purchase Capital Stock of the Company (other than Redeemable Capital Stock),

     (B) the declaration or payment of dividends or other distributions to the extent declared or paid to the Company or any Subsidiary of the Company, and

     (C) the declaration or payment of dividends or other distributions by any Subsidiary of the Company to all holders of Common Stock of such Subsidiary on a pro rata basis,

     (2) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries, other than any such Capital Stock owned by a Wholly Owned Subsidiary of the Company,

     (3) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value — prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Stated Maturity — any Subordinated Indebtedness, other than any Indebtedness owed by the Company or a Wholly Owned Subsidiary of the Company to the Company or any Guarantor, or

     (4) make any Investment (other than any Permitted Investment) in any person

(such payments or Investments described in the preceding clauses (1), (2), (3) and (4), except as excluded therein, are collectively referred to as “Restricted Payments”). The restrictions set forth in the preceding clauses (1), (2), (3) and (4) shall not apply if, at the time of, and after giving effect to, the proposed Restricted Payment:

     (5) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof,

     (6) immediately prior to and after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the Reference Period, the Company would be able to incur $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Limitations on Indebtedness and Issuance of Redeemable Capital Stock” (assuming a market rate of interest with respect to such additional Indebtedness), and

     (7) such proposed Restricted Payment, together with the aggregate amount of all Restricted Payments declared or made by the Company and its Subsidiaries from and after the Issue Date would not exceed the sum of:

     (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter of the Company during which the Issue Date occurs and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment, which period shall be treated as a single accounting period (or, if such aggregate cumulative Consolidated Net Income of the Company for such period shall be a deficit, minus 100% of such deficit) plus

     (B) the aggregate net cash proceeds and the Fair Market Value of any property other than cash received by the Company either (i) as capital contributions to the Company after the Issue Date from any person (other than a Subsidiary of the Company) or (ii) from the issuance or sale of Capital Stock (excluding Redeemable Capital Stock, but including Capital Stock issued upon the conversion of convertible Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Capital Stock)) of the Company to any Person (other than to a Subsidiary of the Company) after the Issue Date, plus

     (C) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date (excluding any Investment described in clause (4) of the following paragraph), an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment, plus

     (D) $30,000,000.

     The amount of any Restricted Payment, if other than cash, will be the Fair Market Value on the date of such Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to such Restricted Payment. Furthermore, for purposes of the preceding clause (7), the value of the aggregate net proceeds received by the Company upon the issuance of Capital Stock upon the conversion of convertible Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental cash amount received by the Company upon the conversion or exercise thereof. None of the foregoing provisions prohibits:

     (1) the payment of any dividend within 60 days after the date of its declaration, if at the date of declaration such payment would have complied with the provisions of the Indenture,

     (2) the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Subsidiary of the Company in exchange for, or out of the net cash proceeds of, a substantially concurrent (A) capital contribution to the Company from any person (other than a Subsidiary of the Company) or (B) issue and sale of other shares of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary of the Company); provided, however, that the amount of any such net cash proceeds that are used for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (7) of the description of Restricted Payments,

     (3) any redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness by exchange for, or out of the net cash proceeds of, a substantially concurrent (A) capital contribution to the Company from any person (other than a Subsidiary of the Company) or (B) issue and sale of (i) Capital

Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary of the Company); provided, however, that the amount of any such net cash proceeds that are used for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (7) of the description of Restricted Payments; or (ii) Indebtedness of the Company issued to any person (other than a Subsidiary of the Company), so long as such Indebtedness is Subordinated Indebtedness which (I) has no Stated Maturity earlier than the 91st day after the final maturity date of the Indebtedness refinanced, (II) has an Average Life to Stated Maturity equal to or greater than the remaining Average Life to Stated Maturity of the Indebtedness refinanced and (III) is subordinated to the Notes in the same manner and at least to the same extent as the Subordinated Indebtedness so purchased, exchanged, redeemed, acquired or retired,

     (4) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the covenant described under “— Disposition of Proceeds of Asset Sales” below,

     (5) repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not exceeding $1,000,000 in any calendar year, and

     (6) any purchase, redemption, defeasance, acquisition or retirement of Capital Stock (other than Redeemable Capital Stock, but including cash settlements of stock options) of the Company from current or former directors, officers or employees of the Company or any of its Subsidiaries in connection with awards, the vesting of awards or the exercise of awards under any of the Company’s stock plans approved by its Board of Directors, in an aggregate amount not to exceed $500,000 in any fiscal year (provided, however, that if the actual aggregate amount of such purchases, redemptions, defeasances, acquisitions or retirements of the Capital Stock made during any such fiscal year (the “Repurchase Amount”) is less than $500,000 (the “Repurchase Limit”), then the applicable limit for the immediately succeeding fiscal year shall be increased by an amount equal to the difference between the Repurchase Limit and the Repurchase Amount) but in no event exceeding an aggregate amount of $1,000,000 in any fiscal year, or $5,000,000, in the aggregate, during the term of the Notes.

     Furthermore, in computing the amount of Restricted Payments previously made for purposes of the preceding clause (7)(B) of the conditions to making Investments constituting Restricted Payments described above, (i) Investments and repurchases made under clauses (4), (5) and (6) of the above exclusions shall be included as if they were Restricted Payments and (ii) Investments and repurchases made under clauses (1), (2) and (3) above shall not be so included.

Limitation on Other Senior Subordinated Indebtedness

     The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinated or junior in right of payment to any Senior Indebtedness of the Company and senior in any respect in right of payment to the Notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Indebtedness of such Guarantor and senior in any respect in right of payment to such Guarantor’s Guarantee.

Limitation on Liens

     The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist (collectively “incur”) any Lien (other than Liens on Senior Indebtedness and Permitted Liens) on any of its or their Assets, now owned or hereafter acquired, securing any Indebtedness unless the Notes, in the case of the Company, or if the Subsidiary is a Guarantor, the Guarantees, are secured equally and ratably with such other Indebtedness until such time as such obligation is no longer secured by a Lien.

     Notwithstanding the foregoing, the Company or any Subsidiary may incur Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph if, after giving effect thereto and at the time of determination, the sum of (1) the Indebtedness of the Company and its Subsidiaries secured by Liens not otherwise permitted under clauses (1) through (14) of the definition of “Permitted Liens” and (2) Attributable Liens of the Company and its Subsidiaries incurred after the Issue Date does not exceed 10% of Consolidated Net Assets.

Change of Control

     Upon the occurrence of a Change of Control, the Company will be obligated to make an offer to purchase (a “Change of Control Offer”), and shall purchase, on a business day (the “Change of Control Purchase Date”) not more than 45 nor less than 30 days following the mailing of the notice described in the second paragraph below to holders of the Notes, all of the then outstanding Notes at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof plus accrued and unpaid interest, premium, if any, and Special Interest, if any, to the Change of Control Purchase Date. The Company shall be required to purchase all Notes properly tendered into the Change of Control Offer and not withdrawn. The Change of Control Offer is required to remain open for at least 15 days and until the close of business on the Change of Control Purchase Date.

     Within 30 days following a Change of Control and prior to the mailing of the notice to the holders of the Notes provided for in the next paragraph, the Company will be obligated to either (1) repay in full all Indebtedness under the Amended Credit Agreement and terminate the commitments of the lenders thereunder, or (2) obtain the requisite consent under the Amended Credit Agreement to permit the repurchase of the Notes as provided herein. The Company must comply with the provisions of the Indenture described in this paragraph before it will be required to repurchase the Notes, but if it fails to comply with its obligation to offer to repurchase the Notes upon a Change of Control, such failure will constitute an Event of Default under the Indenture.

     In order to effect the Change of Control Offer, the Company will, not later than the 30th day after the occurrence of the Change of Control, mail to each holder of Notes notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of Notes must follow to accept the Change of Control Offer.

     The occurrence of the events constituting a Change of Control under the Indenture will result in an event of default under the Amended Credit Agreement and, thereafter, the lenders will have the right to require repayment of the borrowings thereunder in full. The Company’s obligations under the Amended Credit Agreement represent obligations senior in right of payment to the Notes and are also secured by various Liens. As a result, the Lenders under the Amended Credit Agreement will be entitled to be paid in full before any distribution is made to the holders of the Notes (although the failure by the Company to comply with its obligations in the event of a Change of Control will constitute a Default under the Notes). The Company also is obligated to make a substantially similar change of control offer under its 10.375% Notes, and a change of control may result in an event of default or require a change of control offer under future Senior Indebtedness or future Pari Passu Indebtedness. There can be no assurance that the Company will have adequate resources to repay or refinance all Indebtedness owing under the Amended Credit Agreement or under existing or future Senior or Pari Passu Indebtedness with Change of Control provisions or restrictions or to fund the purchase of the Notes upon a Change of Control. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders or holders of other Senior Indebtedness to permit the purchase of Notes, or could attempt to refinance the Indebtedness that contain such prohibition. If the Company does not obtain such a consent or repay such Indebtedness, the Company could remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and it is required to purchase Notes as described above.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. Although the existence of a holder’s right to require the Company to repurchase the Notes in respect of a Change of Control may deter a third party from acquiring us in a transaction that constitutes a Change of Control, the provisions of the Indenture relating to a Change of Control in and of themselves may not afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, recapitalization, restructuring, merger or similar transaction involving the Company that may adversely affect holders, if such transaction is not the type of transaction included within the definition of a Change in Control.

Disposition of Proceeds of Asset Sales

     The Company will not, and will not permit any of its Subsidiaries to, make any Asset Sale unless:

     (1) the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of; and

     (2) at least 70% of such consideration consists of cash or Cash Equivalents.

     To the extent the Net Cash Proceeds of any Asset Sale are not applied to repay (including by way of cash collateralization of outstanding letters of credit) borrowings under the Amended Credit Agreement or to repay or acquire Senior Indebtedness or subject to the conditions described below, then the Company or such Subsidiary, as the case may be, may, within fifteen months of such Asset Sale, apply such Net Cash Proceeds to an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Subsidiaries existing on the Issue Date or in businesses reasonably related thereto (“Replacement Assets”).

     Any Net Cash Proceeds from any Asset Sale that are not used to repay borrowings under the Amended Credit Agreement or Senior Indebtedness or that are not invested in Replacement Assets, in each case within the fifteen month period described above, will constitute “Excess Proceeds” subject to disposition as provided below; provided, however, that any Net Cash Proceeds used to repay borrowings under the Amended Credit Agreement shall permanently reduce dollar for dollar the amount of Indebtedness which may be incurred pursuant to clause (4) of the exceptions to the Limitations on Indebtedness and Issuance of Redeemable Capital Stock described above under such heading, and Excess Proceeds used to repay or acquire the 10.375% Notes shall permanently reduce such 10.375% Notes and the Company shall cancel any such acquired 10.375% Notes, and any Net Cash Proceeds used to repay or acquire other Senior Indebtedness shall permanently reduce such other Senior Indebtedness and the Company shall cancel any such acquired other Senior Indebtedness if the other Senior Indebtedness repaid is revolving credit Indebtedness that was (A) incurred under clause (1) of the exceptions to the Limitations on Indebtedness and Issuance of Redeemable Capital Stock described above under such heading, or (B) incurred under any other provision of the Indenture and the Company at the time of such repayment would not otherwise be able to incur an additional $1.00 of Indebtedness under such clause (1).

     When the aggregate amount of Excess Proceeds equals or exceeds $15,000,000, the Company shall make an offer to purchase (an “Asset Sale Offer”), from all holders of the Notes and all holders of other Indebtedness that is either senior or pari passu in right of payment with the Notes and containing similar rights in the event of an Asset Sale (“Tenderable Indebtedness”), not more than 40 Business Days thereafter, an aggregate principal amount of Notes and such other Tenderable Indebtedness that may be purchased out of such Excess Proceeds. The offer price in any Asset Sale Offer will, in the case of the Notes, be equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the purchase date and will be payable in cash, and, in the case of any other Tenderable Indebtedness, would be equal to the price specified in or permitted by such other Tenderable Indebtedness and will be payable as provided therein. To the extent that the aggregate principal amount of Notes and other Tenderable Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such residue for general corporate purposes. If the aggregate principal amount of Notes and other Tenderable Indebtedness validly tendered into such Asset Sale Offer and not withdrawn by holders thereof exceeds the Excess Proceeds, then the Notes and Tenderable Indebtedness so tendered will be selected, first from Senior Indebtedness in accordance with the relative priorities of such Senior Indebtedness or if there are no priorities specified, then on a pro rata basis among such Senior Indebtedness, and second, on a pro rata basis among the Notes and Pari Passu Indebtedness. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, in the event that an Asset Sale occurs and the Company is required to purchase Notes as described above.

Limitation on Transactions with Interested Persons

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, transfer, disposition, purchase, exchange or lease of assets, property or services) with, or for the benefit of, any Affiliate of the Company or any beneficial owner (determined in accordance with the Indenture) of 5% or more of the Company’s Common Stock at any time outstanding (“Interested Persons”), unless:

     (1) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those which could have been obtained in a comparable transaction at such time from persons who are not Affiliates of the Company or Interested Persons,

     (2) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $1,000,000 and less than $10,000,000, the Company has delivered an officer’s certificate to the Trustee certifying that such transaction or series of transactions complies with the preceding clause (1),

     (3) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $10,000,000 and less than $25,000,000, the Company has delivered to the Trustee a board resolution approved by a majority of disinterested members of the Board of Directors ratifying such transaction or series of transactions, along with an officer’s certificate attesting to such resolution, and

     (4) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $25,000,000, the Company has delivered to the Trustee a written opinion from an Independent Financial Advisor stating that the terms of such transaction or series of transactions are fair to the Company or its Subsidiary, as the case may be, from a financial point of view.

     The following will not be deemed to be transactions with Affiliates or Interested Persons and, therefore, will not be subject to the provisions described in the prior paragraph:

     (1) payment of dividends in respect of its Capital Stock permitted under the covenant described under “— Limitation on Restricted Payments” above,

     (2) payment of reasonable and customary fees to directors of the Company who are not employees of the Company, or

     (3) payment of loans or advances to officers, employees or consultants of the Company and its Subsidiaries (including travel and moving expenses) in the ordinary course of business for bona fide business purposes of the Company or such Subsidiary not in excess of $1,000,000 in the aggregate at any one time outstanding.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to:

     (1) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits,

     (2) pay any Indebtedness owed to the Company or any other Subsidiary of the Company,

     (3) make loans or advances to, or any investment in, the Company or any other Subsidiary of the Company,

     (4) transfer any of its properties or assets to the Company or any other Subsidiary of the Company, or

     (5) guarantee any Indebtedness of the Company or any other Subsidiary of the Company.

     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

     (1) applicable law,

     (2) customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Company or any Subsidiary of the Company,

     (3) customary restrictions on transfers of property subject to a Lien permitted under the Indenture which could not materially adversely affect the Company’s ability to satisfy its obligations under the Indenture and the Notes,

     (4) any agreement or other instrument of a person acquired by the Company or any Subsidiary of the Company (or a Subsidiary of such person) in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the properties or assets of the person, so acquired,

     (5) provisions contained in agreements or instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor thereunder unless the transferee shall assume the obligations of the obligor under such agreement or instrument, and

     (6) encumbrances and restrictions under the 10.375% Notes and other Senior Indebtedness, the Amended Credit Agreement, the Receivables Securitization Agreements and other Pari Passu Indebtedness, in each case, in effect on the Issue Date and encumbrances and restrictions in permitted refinancings or replacements thereof which are no less favorable to the holders of the Notes than those contained in the 10.375% Notes, the Amended Credit Agreement, the Receivables Securitization Agreements or in the Senior Indebtedness, or in the Pari Passu Indebtedness so refinanced or replaced.

Reporting Requirements

     The Company will file with the SEC the annual reports, quarterly reports and other documents required to be filed with the SEC pursuant to Sections 13 and 15 of the Exchange Act, whether or not the Company has a class of securities registered under the Exchange Act. The Company will file with the Trustee and provide to each holder within 15 days after it files them with the SEC (or if any such filing is not permitted under the Exchange Act, 15 days after the Company would have been required to make such filing) copies of such reports and documents.

Rule 144A Information Requirement

     If at any time the Company is no longer subject to the reporting requirements of the Exchange Act, it will furnish to the holders or beneficial holders of the Notes and prospective purchasers of the Notes designated by the holders of the Notes, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Merger, Sale of Assets, Etc.

     The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any person or persons, and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or the Company and its Subsidiaries, taken as a whole, to any other person or persons, unless at the time of and after giving effect thereto:

     (1) either (A) if the transaction or series of transactions is a merger or consolidation, the Company shall be the surviving person of such merger or consolidation, or (B) the person formed by such consolidation or into which the Company or such Subsidiary is merged or to which the properties and assets of the Company or such Subsidiary, as the case may be, are transferred (any such surviving person or transferee person being the “Surviving Entity”) shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and in each case, the Indenture shall remain in full force and effect,

     (2) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing,

     (3) the Company or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), could incur $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitations on Indebtedness and Issuance of Redeemable Capital Stock” above (assuming a market rate of interest with respect to such additional Indebtedness), and

     (4) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions.

     In connection with any consolidation, merger, transfer, lease, assignment or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease, assignment or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture; provided, however, that, solely for purposes of computing amounts described in clause (7)(B) of the covenant described under "— Certain Covenants — Limitation on Restricted Payments” above, any such Surviving Entity shall only be deemed to have succeeded to and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation or transfer of assets.

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein.

Designation of Unrestricted Subsidiaries

     The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary if no Default or Event of Default would occur or be continuing immediately after such designation and taking into effect the designation. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Subsidiary if the redesignation would not cause a Default or Event of Default as a result of such designation; provided, however, that the Company shall not be permitted to redesignate any Unrestricted Subsidiary as a Subsidiary unless, after giving pro forma effect to such redesignation, (1) the Company would be permitted to incur $1.00 of additional Indebtedness under the proviso in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Indebtedness” above

(assuming a market rate of interest with respect to such Indebtedness) and (2) all Indebtedness and Liens of such Unrestricted Subsidiary would be permitted to be incurred by a Subsidiary of the Company under the Indenture. After a redesignation of an Unrestricted Subsidiary back to a Subsidiary, the Company may not thereafter designate such Subsidiary as an Unrestricted Subsidiary.

     If a Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Limitation on Restricted Payments” or Permitted Investments, as applicable. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such designated Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Events of Default

     The following are “Events of Default” under the Indenture:

     (1) default in the payment of the principal of or premium, if any, on any of the Notes when the same becomes due and payable (upon Stated Maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise),

     (2) default in the payment of an installment of interest (including any Special Interest) on any of the Notes, when the same becomes due and payable, which default continues for a period of 30 days,

     (3) failure to perform or observe any other term, covenant or agreement contained in the Notes, the Indenture or any Guarantee (other than a default specified in clause (1) or (2) above) and such default continues for a period of 60 days after written notice of such default shall have been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% in aggregate principal amount of the Notes then outstanding,

     (4) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Significant Subsidiary of the Company then has outstanding Indebtedness in excess of $20,000,000, individually or in the aggregate, and either (A) such Indebtedness is already due and payable in full or (B) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness,

     (5) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $20,000,000, either individually or in the aggregate, shall be entered against the Company or any Significant Subsidiary of the Company or any of their respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect,

     (6) either (A) the collateral agent under the Amended Credit Agreement, or (B) any holder of at least $20,000,000 in aggregate principal amount of Indebtedness of the Company or any of its Significant Subsidiaries shall commence judicial proceedings to foreclose upon assets of the Company or any of its Significant Subsidiaries having an aggregate Fair Market Value, individually or in the aggregate, in excess of $20,000,000 or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure,

     (7) any Guarantee issued by a Guarantor which is a Significant Subsidiary of the Company ceases to be in full force and effect or is declared null and void, or any such Guarantor denies that it has any further liability under any such Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture) and such condition shall have continued for a period of 60 days after written notice of such failure (which notice shall specify the Default, demand that it be remedied and state that it is a “Notice of Default”) requiring such Guarantor and the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% in aggregate principal amount of the Notes then outstanding, or

     (8) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary of the Company shall have occurred.

     If an Event of Default (other than as specified in clause (8) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes due and payable immediately, upon which declaration, all amounts payable in respect of the Notes shall be immediately due and payable; provided, however, that, for so long as the Amended Credit Agreement is in effect, such declaration shall not become effective until the earlier of ten business days following delivery of written notice to the Co-Agents thereunder of the intention to accelerate the maturity of the Notes, or the acceleration of the maturity of the Indebtedness under the Amended Credit Agreement.

     If an Event of Default specified in clause (8) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest (including any Special Interest), if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

     After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if:

     (1) the Company has paid or deposited with the Trustee a sum sufficient to pay (A) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (B) all overdue interest on all Notes, (C) the principal of, premium, if any, and Special Interest, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (D) to the extent that payment of such interest is lawful, interest upon overdue interest, overdue principal and Special Interest, if any, at the rate borne by the Notes which have become due otherwise than by such declaration of acceleration,

     (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, and

     (3) all Events of Default, other than the nonpayment of principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

     The holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, Special Interest, if any, or interest on any Note, except in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

     No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or the Notes or any remedy thereunder, unless:

     (1) the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture,

     (2) the Trustee has failed to institute such proceeding within 30 days after receipt of such notice, and

     (3) the Trustee, within such 30-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes.

     Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, whether or not an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of not less than a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

     If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 30 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the Notes.

     The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within 30 days of any event which is, or after notice or lapse of time or both would become, an Event of Default.

Legal Defeasance or Covenant Defeasance of Indenture

     The Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Notes (“legal defeasance”). Such legal defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

     (1) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, interest, and Special Interest, if any, on such Notes when such payments are due,

     (2) the Company’s obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes,

     (3) the rights, powers, trusts, duties and immunities of the Trustee, and

     (4) the legal defeasance provisions of the Indenture.

     In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants, some of which are described under “— Certain Covenants” above, that are set forth in the Indenture (“covenant defeasance”) and thereafter any omission to comply with these covenants will not constitute a Default or Event of Default with respect to the Notes, and any subsequent failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes.

     In order to exercise either legal defeasance or covenant defeasance:

     (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Special Interest, if any, on the outstanding Notes to redemption or maturity (except lost, stolen or destroyed Notes which have been replaced or paid) and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date,

     (2) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred (in the case of legal defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws),

     (3) no Default or Event of Default shall have occurred and be continuing on the date of such deposit,

     (4) such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company,

     (5) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company is a party or by which it is bound,

     (6) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and (B) the trust funds will not be subject to the rights of holders of other Indebtedness, including, without limitation, those rights arising under the Indenture, and

     (7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either legal defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

     (1) either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or repaid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation, or (B) all Notes not theretofore delivered to the Trustee for cancellation (except lost, stolen or destroyed Notes which have been replaced or paid) have been called for redemption pursuant to the terms of the Notes or have otherwise become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Special Interest, if any, on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be,

     (2) the Company has paid all other sums payable under the Indenture by the Company,

     (3) there exists no Default or Event of Default under the Indenture, and

     (4) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which the Company is bound.

Amendments and Waivers

     From time to time, the Company, when authorized by a resolution of its Board of Directors, and the Trustee may, without the consent of the holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act or making any other change that does not adversely affect the rights of any holder of Notes; provided, however, that the Company has delivered to the Trustee an opinion of counsel stating that such change does not adversely affect the rights of any holder of Notes.

     Other amendments and modifications of the Indenture, the Notes or the Guarantees may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:

     (1) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes,

     (2) change the currency in which any Note or any premium, any Special Interest or the interest on any Note is payable or make the principal of, premium, if any, Special Interest, if any, or the interest on any Note payable in money other than that stated in the Note,

     (3) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture, any Guarantee or the Notes,

     (4) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes,

     (5) waive a default in payment with respect to the Notes,

     (6) amend, change or modify the obligations of the Company to make and consummate the offer with respect to any Asset Sale Offer or Change of Control Offer, or modify any of the provisions or definitions with respect thereto,

     (7) reduce the rate or change the time for payment of interest or Special Interest, if any, on the Notes,

     (8) modify or change any provision of the Indenture affecting the ranking of the Notes or any Guarantee in a manner adverse to the holders of the Notes, or

     (9) release any Guarantor from any of its obligations under its Guarantee or the Indenture other than in compliance with the Indenture.

Exchange Offer; Registration Rights Agreement; Special Interest

     The Company and the Guarantors entered into a registration rights agreement relating to the Notes (the “Registration Rights Agreement”) pursuant to which the Company agreed, for the benefit of the holders of the original notes:

     (1) to file within 120 days of the Issue Date a registration statement under the Securities Act with the SEC (the “Exchange Offer Registration Statement”) relating to an exchange offer (the “Exchange Offer”) pursuant to which securities substantially identical to the original notes and related Guarantees (except that such securities will not contain terms with respect to the Special Interest payments described below or transfer restrictions) (all such securities issued in exchange for the Notes, the “Exchange Notes”) would be offered in exchange for the then outstanding original notes and related Guarantees tendered at the option of the holders,

     (2) to use its best efforts to cause the Exchange Offer Registration Statement to become effective no later than 150 days following the Issue Date, and

     (3) to use its best efforts to commence and complete the Exchange Offer no later than 180 days after such registration has become effective, to hold the Exchange Offer open for at least 25 days, and issue the applicable Exchange Notes for original notes validly tendered and not withdrawn before the expiration of the applicable Exchange Offer.

     Interest on the Exchange Notes will accrue from (1) the last interest payment date on which interest was paid on the original notes surrendered in exchange therefor or (2) if no interest has been paid on the original notes so surrendered, the Issue Date.

     Under existing SEC interpretations, the Exchange Notes will in general be freely transferable after the applicable Exchange Offer without further registration under the Securities Act, except that broker-dealers (“Participating Broker-Dealers”) receiving Exchange Notes in this Exchange Offer will be subject to a prospectus delivery requirement with respect to resale of those Exchange Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of any unsold allotment from the original sale of the Notes) by delivery of the prospectus contained in the applicable Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use this prospectus contained in the applicable Exchange Offer Registration Statement in connection with the resale of the applicable Exchange Notes. The Exchange Offer Registration Statement will be kept effective for a period of one year after the Exchange Offer has been completed in order to permit resales of Exchange Notes acquired by broker-dealers in the applicable Exchange Offer for the Notes acquired in after-market transactions.

     The Company will take the actions described in the following paragraph in the event that:

     (1) applicable interpretations of the staff of the SEC do not permit the issuer to effect such Exchange Offer,

     (2) for any other reason the Exchange Offer is not consummated within 180 days of the Closing Date, or

     (3) any holder of Registrable Notes shall notify the Company that such holder (a) is prohibited by applicable law or SEC policy from participating in the Exchange Offer, (b) may not resell Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and that the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such holder or (c) is a broker-dealer and holds Notes acquired directly from the Company or an “affiliate” of the Company (each such event referred to in clauses (1) through (3) above a “Shelf Registration Event”).

     In the event of a Shelf Registration Event, the Company shall:

     (1) as promptly as practicable, file a shelf registration statement covering resales of the Notes (the “Shelf Registration Statement”),

     (2) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act,

     (3) use its best efforts to keep effective the Shelf Registration Statement until the earlier of the disposition of the Notes covered by the Shelf Registration Statement or two years after its effective date (or such earlier time when the Notes are eligible for resale pursuant to Rule 144(k) under the Securities Act), and

     (4) provide to each holder of the Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes.

     A holder of the Notes that sells such Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification rights and obligations).

     While the registration statement for this exchange offer has been declared effective, there can be no assurance that it will continue to be effective for the period contemplated by the above requirements, or that any other registration statement contemplated above will become effective when and if required to be filed.

     The Company will pay liquidated damages, in the form of additional interest (“Special Interest”), to each holder of Notes if:

     (1) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing,

     (2) any of the registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness,

     (3) the Company fails to consummate the Exchange Offer within 30 days of the deadline for effectiveness of the Exchange Offer Registration Statement, or

     (4) if applicable, the Shelf Registration Statement is declared effective but thereafter ceases to be effective prior to two years from its original effective date (each such event referred to in clauses (1) through (4) above a “Registration Default”).

     Special Interest (in addition to the base interest that would otherwise accrue) shall accrue on the Notes at a rate of .50% per annum for the first 90 days immediately following the occurrence of the first Registration Default. The Special Interest rate will increase by an additional .25% per annum at the beginning of each subsequent 90-day period, up to a maximum Special Interest rate of 1.5% per annum. Any amounts of Special Interest will be payable in cash on the interest payment dates of the Notes. The amount of Special Interest will be determined by multiplying the applicable Special Interest rate by the principal amount of the Notes, multiplied by a fraction, the numerator of which is the number of days such Special Interest rate was applicable during such period, and the denominator of which is 360.

     The foregoing is a summary of material provisions of the Registration Rights Agreement, but it does not purport to be a discussion of all of its provisions. A copy of the Registration Rights Agreement has been filed as an exhibit to the Company’s annual report on Form 10-K for the year ended December 28, 2003.

The Trustee

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.

The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

Methods of Receiving Payments on the Notes

     If a holder has given wire transfer instructions to the Company, the Company will make all principal, premium, interest and Special Interest payments on those Notes in accordance with those instructions. All other payments on these Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

     The Trustee has initially acted as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the holders of the Notes, and the Company or any of its subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

     A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Governing Law

     The Indenture, the Notes and the Guarantees are governed by the laws of the State of New York.

Certain Definitions

     Set forth below are some of the defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     “Acquired Indebtedness” means Indebtedness of a person (1) assumed in connection with an Asset Acquisition from such person, (2) existing at the time such person becomes a Subsidiary of any other person or (3) indebtedness secured by a Lien encumbering any asset acquired by the Company or any of its Subsidiaries.

     “Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purpose of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any specified person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities or by contract or otherwise. The Trustee may request and conclusively rely on an Officers’ Certificate to determine whether any person is an Affiliate of the Company.

     “Amended Credit Agreement” means, the Fifth Amended and Restated Credit Agreement, among the Company, and certain of its subsidiaries as borrowers thereunder, Wachovia Bank, National Association, as Domestic Agent and Multicurrency Agent, General Electric Capital Corporation as Documentation Agent, and Wachovia Bank, National Association, as Collateral Agent, and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, extended, replaced, restated or refinanced from time to time and whether with the present lender or other lenders and administrative agents.

     “Asset Acquisition” means:

     (1) an Investment by the Company or any Subsidiary of the Company in any other person pursuant to which such person shall become a Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company,

     (2) the acquisition by the Company or any Subsidiary of the Company of the assets of any person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such person, or

     (3) the acquisition by the Company or any Subsidiary of the Company of any division or line of business of any person (other than a Subsidiary of the Company).

     “Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease or other disposition to any person other than the Company or a Wholly Owned Subsidiary of the Company, in one or a series of related transactions, of:

     (1) any Capital Stock of any Subsidiary of the Company (other than in respect of director’s qualifying shares or investments by foreign nationals mandated by applicable law),

     (2) all or substantially all of the properties and assets of any division or line of business of the Company or any Subsidiary of the Company, or

     (3) any other properties or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business.

     Notwithstanding the foregoing, the term “Asset Sale” shall not include:

     (1) any sale, transfer or other disposition of equipment, tools or other assets by the Company or any of its Subsidiaries in one or a series of related transactions in respect of which the Company or such Subsidiary receives cash or property with an aggregate Fair Market Value of $1,000,000 or less,

     (2) sales of accounts receivable or interests in accounts receivable of the Company or any Subsidiaries pursuant to the Receivables Securitization Agreements,

     (3) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the covenant whose provisions are described under “— Merger, Sale of Assets, Etc.” above;

     (4) sales of Currency Agreement obligations; and

     (5) any transfer or disposition of Receivables and Related Assets in a Qualified Securitization Transaction.

     “Assets” of any person means all types of real, personal, tangible, intangible or mixed property or assets owned by such person whether or not included in the most recent consolidated financial statements of the Company and its Subsidiaries under GAAP.

     “Attributable Indebtedness” means in respect of a sale and leaseback transaction at the time of determination thereof, the greater of:

     (1) the capitalized amount in respect of such transaction that would appear on the face of a balance sheet of the lessee in accordance with GAAP, and

     (2) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended).

     “Attributable Liens” means, in connection with a sale and leaseback transaction, the lesser of (1) the fair market value of the assets subject to such transaction, and (2) the present value (discounted at a rate per annum equal to the average interest borne by all outstanding Notes issued under the Indenture determined on a weighted average basis and compounded semiannually) of the obligations of the lessee for rental payments during the term of the related lease.

     “Average Life to Stated Maturity” means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (1) the sum of the products of (A) the number of years (or any fraction thereof) from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (B) the amount of each such principal payment by (2) the sum of all such principal payments.

     “Borrowing Base” means 80% of the accounts receivable of the Company and its consolidated subsidiaries plus 60% of the inventory of the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter for which financial statements are available.

     “Capital Stock” means, with respect to any person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such person’s capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

     “Capitalized Lease Obligation” means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     “Cash Equivalents” means, at any time:

     (1) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof),

     (2) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000,

     (3) certificates of deposit with a maturity of 180 days or less of any financial institution that is not organized under the laws of the United States, any state thereof or the District of Columbia that are rated at least A-1 by S&P or at least P-1 by Moody’s or at least an equivalent rating category of another nationally recognized securities rating agency, or

     (4) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within 180 days from the date of acquisition; provided that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions With Securities Dealers and Others, as adopted by the Comptroller of the Currency on October 31, 1985.

     “Change of Control” means the occurrence of any of the following events:

     (1) so long as the holders of the Company’s Class B Common Stock are entitled to elect a majority of the Company’s Board of Directors, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, shall become the “beneficial owner(s)” (as defined in Rule 13d-3 under the Exchange Act) of 50% or more of the Company’s Class B Common Stock,

     (2) at any time, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, shall become the “beneficial owner(s)” (as defined in Rule 13d-3 under the Exchange Act) of 50% or more of the total outstanding Voting Stock of the Company,

     (3) the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where

     (A) the outstanding Voting Stock of the Company is converted into or exchanged for (i) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation, or (ii) cash, securities and other property in an amount which could then be paid by the Company as a Restricted Payment under the Indenture, or a combination thereof, and

     (B) immediately after such transaction no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of 50% or more of the total Voting Stock of the surviving or transferee corporation,

     (4) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, or

     (5) the Company is liquidated or dissolved or adopts a plan of liquidation.

     “Common Stock” means, with respect to any person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such person’s common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     “Consolidated Cash Flow Available for Fixed Charges” means, with respect to any person for any period, the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

     (1) Consolidated Net Income,

     (2) Consolidated Non-cash Charges,

     (3) Consolidated Interest Expense,

     (4) Consolidated Income Tax Expense, and

     (5) One third of Consolidated Rental Payments

less any non-cash items increasing Consolidated Net Income for such period.

     “Consolidated Fixed Charge Coverage Ratio” means, with respect to any person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such person for the four full fiscal quarters immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four

Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such person for the Four Quarter Period.

     In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to, without duplication, (1) the incurrence of any Indebtedness of such person or any of its Subsidiaries (and the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation (and the application of the net proceeds thereof), as if such incurrence (and application) occurred on the first day of the Reference Period, and (2) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such person or one of its Subsidiaries (including any person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if such Asset Sale or Asset Acquisition occurred on the first day of the Reference Period.

     Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio” (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Reference Period. If such person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third person, the above clause shall give effect to the incurrence of such guaranteed Indebtedness as if such person or such Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

     “Consolidated Fixed Charges” means, with respect to any person for any period, the sum of, without duplication, the amounts for such period of:

     (1) Consolidated Interest Expense,

     (2) the product of (A) the aggregate amount of dividends and other distributions paid or accrued during such period in respect of Preferred Stock and Redeemable Capital Stock of such person and its Subsidiaries on a consolidated basis, and (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such person, expressed as a decimal, and

     (3) one-third of Consolidated Rental Payments.

     “Consolidated Income Tax Expense” means, with respect to any person for any period, the provision for federal, state, local and foreign income taxes of such person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     “Consolidated Interest Expense” means, with respect to any person for any period, without duplication, the sum of (1) the interest expense of such person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (A) any amortization of debt discount, (B) the net cost under Interest Rate Protection Obligations, (C) the interest portion of any deferred payment obligation, (D) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, and (E) all accrued interest and (2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

     “Consolidated Net Assets” means, as of any particular time, the aggregate amount of assets after deducting therefrom all current liabilities except for (1) notes and loans payable; (2) current maturities of long-term debt; and (3) current maturities of obligations under capital leases, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with GAAP.

     “Consolidated Net Income” means, with respect to any person, for any period, the consolidated net income (or loss) of such person and its Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication:

     (1) all extraordinary gains or losses,

     (2) the portion of net income (but not losses) of such person and its Subsidiaries allocable to minority interests in unconsolidated persons to the extent that cash dividends or distributions have not actually been received by such person or one of its Subsidiaries,

     (3) net income (or loss) of any person combined with such person or one of its Subsidiaries on a “pooling of interests” basis attributable to any period prior to the date of combination,

     (4) any gain or loss realized upon the termination of any employee pension benefit plan, on an after-tax basis,

     (5) gains or losses in respect of any Asset Sales by such person or one of its Subsidiaries, and

     (6) the net income of any Subsidiary of such person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders.

     “Consolidated Net Worth” means, with respect to any person at any date, the consolidated stockholders’ equity of such person less the amount of such stockholders’ equity attributable to Redeemable Capital Stock of such person and its Subsidiaries, as determined in accordance with GAAP.

     “Consolidated Non-Cash Charges” means, with respect to any person for any period, the aggregate depreciation, amortization and other non-cash expenses of such person and its Subsidiaries reducing Consolidated Net Income of such person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which required an accrual of or a reserve for cash charges for any future period).

     “Consolidated Rental Payments” of any person means, for any period, the aggregate rental obligations of such person and its consolidated Subsidiaries (not including taxes, insurance, maintenance and similar expenses that the lessee is obligated to pay under the terms of the relevant leases), determined on a consolidated basis in accordance with GAAP, payable in respect of such period (net of income from subleases thereof, not including taxes, insurance, maintenance and similar expenses that the sublessee is obligated to pay under the terms of such sublease), whether or not such obligations are reflected as liabilities or commitments on a consolidated balance sheet of such person and its Subsidiaries or in the notes thereto, excluding, however, in any event:

     (1) that portion of Consolidated Interest Expense of such person representing payments by such person or any of its consolidated Subsidiaries in respect of Capitalized Lease Obligations (net of payments to such person or any of its consolidated Subsidiaries under subleases qualifying as capitalized lease subleases to the extent that such payments would be deducted in determining Consolidated Interest Expense), and

     (2) the aggregate amount of amortization of obligations of such person and its consolidated Subsidiaries in respect of such Capitalized Lease Obligations for such period (net of payments to such person or any of its consolidated Subsidiaries and subleases qualifying as capitalized lease subleases to the extent that such payments could be deducted in determining such amortization amount).

     “Credit Facilities” means, one or more debt facilities (including without limitation, the Amended Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     “Currency Agreement” means, with respect to any person, any spot or foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its Subsidiaries against, or manage exposure to, fluctuations in currency values.

     “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

     “Equity Interests” means Capital Stock (excluding Redeemable Capital Stock) and all warrants, options or other rights to acquire Capital Stock (excluding Redeemable Capital Stock).

     “Event of Default” has the meaning set forth under “Events of Default” herein.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

     “Exchange Notes” has the meaning set forth under the heading “Exchange Offer; Registration Rights Agreement; Special Interest”.

     “Fair Market Value” means, with respect to any assets, the price, as determined by the Board of Directors of the Company, acting in good faith which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that, with respect to any transaction which involves an asset or assets in excess of $5,000,000, such determination shall be evidenced by a certificate of an officer of the Company delivered to the Trustee.

     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable from time to time and are consistently applied.

     “Guarantee” means each guarantee of the Notes by each Guarantor.

     “guarantee” means, as applied to any obligation:

     (1) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation, and

     (2) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

     “Guarantor” means (1) each Material U.S. Subsidiary (other than a Securitization Subsidiary) and (2) each person who delivers a Guarantee pursuant to the covenant described under “— The Guarantees” above and shall include any successor replacing it pursuant to the Indenture, and thereafter means such successor.

     “Indebtedness” means, with respect to any person, without duplication:

     (1) all liabilities of such person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business and which are not overdue by more than 90 days, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit, banker’s acceptance or other similar credit transaction,

     (2) all obligations of such person evidenced by bonds, notes, debentures or other similar instruments,

     (3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

     (4) all obligations of such person arising under Capitalized Lease Obligations,

     (5) all Indebtedness referred to in the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured),

     (6) all guarantees of Indebtedness referred to in this definition by such person,

     (7) all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends,

     (8) all obligations under or in respect of Currency Agreements and Interest Rate Protection Obligations of such person, and

     (9) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (8) above.

     For purposes hereof, the “maximum fixed repurchase price” of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

     “Independent Financial Advisor” means a firm which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     “Interest Rate Protection Agreement” means, with respect to the Company or any of its Subsidiaries, any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     “Interest Rate Protection Obligations” means the obligations of any person pursuant to an Interest Rate Protection Agreement.

     “Investment” means, with respect to any person, any direct or indirect loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other person. In addition, the Fair Market Value of the assets of any Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary shall be deemed to be an Investment made by the Company in such Unrestricted Subsidiary at such time. “Investments” shall exclude extensions of trade credit by the Company and its Subsidiaries in the ordinary course of business in accordance with normal trade practices of the Company or such Subsidiary, as the case may be. “Investments” does not include payments made as the purchase consideration in an Asset Acquisition.

     “Lien” means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     “Material Subsidiary” means each Subsidiary, now existing or hereinafter established or acquired, that has or acquires total assets in excess of $10,000,000, or that holds any fixed assets material to the operations or business of another Material Subsidiary.

     “Material U.S. Subsidiary” means each Material Subsidiary of the Company that is incorporated in the United States or any State thereof.

     “Moody’s” means Moody’s Investors Service, Inc. and its successors.

     “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) net of (1) brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (2) provisions for all taxes payable as a result of such Asset Sale, (3) amounts required to be paid to any person (other than the Company or any Subsidiary of the Company) owning a beneficial interest in the assets subject to the Asset Sale and (4) appropriate amounts to be provided by the Company or any Subsidiary of the Company, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers’ certificate delivered to the Trustee.

     “Pari Passu Indebtedness” means Indebtedness of the Company or any Guarantor which ranks pari passu in right of payment with the Notes or the Guarantee of such Guarantor, as the case may be.

     “Permitted Holder” means any of (1) Ray C. Anderson, Daniel T. Hendrix, Michael D. Bertolucci, Chris Richard, John R. Wells, Raymond S. Willoch, Robert A. Coombs, Patrick C. Lynch, Carl I. Gable, Lindsey Parnell and J. Smith Lanier, II and (2) in the case of each individual referred to in the preceding clause (1), for the purposes of this definition, the reference to such individual shall be deemed to include the members of such individual’s immediate family, such individual’s estate, and any trusts established by such individual (whether inter vivos or testamentary) for the benefit of members of such individual’s immediate family.

     “Permitted Investments” means any of the following:

     (1) Investments in any Subsidiary of the Company (including any person that pursuant to such Investment becomes a Subsidiary of the Company) and in any person that is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or any Subsidiary of the Company at the time such Investment is made,

     (2) Investments in Cash Equivalents,

     (3) Investments in deposits with respect to leases or utilities provided to third parties in the ordinary course of business,

     (4) Investments in the Notes,

     (5) Investments in Currency Agreements on commercially reasonable terms entered into by the Company or any of its Subsidiaries in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries to hedge against fluctuations in foreign exchange rates,

     (6) loans or advances to officers, employees or consultants of the Company and its Subsidiaries in the ordinary course of business for bona fide business purposes of the Company and its Subsidiaries (including travel and moving expenses) not in excess of $1,000,000 in the aggregate at any one time outstanding,

     (7) Investments in evidences of Indebtedness, securities or other property received from another person by the Company or any of its Subsidiaries in connection with any bankruptcy proceeding or by reason of a composition or readjustment of debt or a reorganization of such person or as a result of foreclosure, perfection or enforcement of any Lien in exchange for evidences of Indebtedness, securities or other property of such person held by the Company or any of its Subsidiaries, or for other liabilities or obligations of such other person to the Company or any of its Subsidiaries that were created, in accordance with the terms of the Indenture,

     (8) Investments in Interest Rate Protection Agreements on commercially reasonable terms entered into by the Company or any of its Subsidiaries in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries to hedge against fluctuations in interest rates, and

     (9) Investments, in addition to those described in clauses (1) through (8) above, in an aggregate amount at any time outstanding not to exceed 15% of the Company’s Consolidated Net Worth.

     “Permitted Liens” means the following types of Liens:

     (1) Liens existing on the Issue Date,

     (2) Liens for taxes, assessments or governmental charges or claims either (A) not delinquent or (B) contested in good faith by appropriate proceedings and as to which the Company or any of its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP,

     (3) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof,

     (4) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, governmental contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money),

     (5) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired,

     (6) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries,

     (7) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease,

     (8) purchase money Liens to finance the acquisition or construction of property or assets of the Company or any Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not be secured by any property or assets of the Company or any Subsidiary of the Company other than the property and assets so acquired or constructed, and (B) the Lien securing such Indebtedness either exists at the time of such acquisition or construction, or shall be created within 90 days of such acquisition or construction,

     (9) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods,

     (10) Liens on any property securing the obligations of the Company or any Subsidiary in respect of letters of credit issued by the lenders under the Amended Credit Agreement and as permitted under the Amended Credit Agreement in support of industrial development revenue bonds,

     (11) Liens, if any, that may be deemed to have been granted in connection with accounts receivable or interests in accounts receivable of the Company or any Subsidiary as a result of the assignment thereof pursuant to Receivables Securitization Agreements,

     (12) Liens on assets of the Company and its Subsidiaries securing Indebtedness under the Amended Credit Agreement (including guarantees by any Subsidiary in respect of such Indebtedness),

     (13) Liens, if any, arising under the Guilford Equipment Lease,

     (14) Liens included in the IRB Collateral as may be approved by the Collateral Agent pursuant to the terms of the Amended Credit Agreement, and

     (15) Liens securing the Notes or any Guarantee.

     “person” means any individual, corporation, limited liability company partnership, joint venture, association, joint-stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     “Public Equity Offering” means a completed firm commitment underwritten public offering of Equity Interests (other than Redeemable Capital Stock) of the Company pursuant to an effective registration statement, other than a registration statement filed on Form S-4 or S-8 (or a successor form thereto), filed with the SEC in accordance with the Securities Act.

     “Preferred Stock” means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of such person’s preferred or preference stock whether now outstanding or issued after the date of the Indenture, and includes, without limitation, all classes and series of preferred or preference stock.

     “Qualified Securitization Transaction” means any transaction or series of transactions, and related Receivables Securitization Agreements, as defined in the Indenture, that may be entered into by the Company or any Securitization Entity, pursuant to which (1) the Company or any Subsidiary may sell, convey or otherwise transfer to a Securitization Entity its interests in Receivables and Related Assets, as defined in the Indenture, and (2) such Securitization Entity transfers to any other person interests in, or grants a security interest in, such Receivables and Related Assets, pursuant to a transaction customary in the industry.

     “Redeemable Capital Stock” means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity with respect to the principal of any Note or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity.

     “Restricted Subsidiary” of a person means any Subsidiary of the referent person that is not an Unrestricted Subsidiary.

     “Securitization Entity” shall mean (1) any Subsidiary of Company organized as a special purpose entity (A) to acquire accounts receivable from the Company and/or any Subsidiary of the Company pursuant to Receivables Securitization Agreements, (B) to sell, convey or otherwise transfer, or grant a security interest in, such accounts receivable, any interests therein and any assets related thereto, to one or more financing entities under Receivables Securitization Agreements, and (C) engages in no other activities other than in connection with the financing of Receivables and Related Assets, or (2) another person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any

Subsidiary of the Company transfers Receivables and Related Assets, and that, in either case, is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity, and

     (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

     (i) is guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees (other than the principal of, and interest on, Indebtedness) pursuant to usual and customary securitization undertakings);

     (ii) is recourse to or obligates the Company or any Restricted Subsidiary (other than such Securitization Entity) in any way other than pursuant to usual and customary securitization undertakings; or

     (iii) subjects any property or asset of the Company or any restricted Subsidiary (other than such Securitization Entity) directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to usual and customary securitization undertakings;

     (b) with which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than on terms, taken as a whole, that are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

     (c) to which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

     Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.

     “Significant Subsidiary” shall have the same meaning as in Rule 1.02(w) of Regulation S-X under the Securities Act.

     “S&P” means Standard & Poor’s Corporation, and its successors.

     “Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

     “Subordinated Indebtedness” means, as to the Company, any Indebtedness of the Company that, pursuant to the instrument evidencing or governing such Indebtedness, is subordinated in right of payment to the Notes and, as to any Guarantor, means Indebtedness of the Guarantor which is subordinated in right of payment to the Guarantees.

     “Subsidiary” means, with respect to any person, (1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such person, by one or more Subsidiaries of such person or by such person and one or more Subsidiaries thereof and (2) any other person (other than a corporation), including, without limitation, a joint venture, in which such person, one or more Subsidiaries thereof or such person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other person performing similar functions). For purposes of this definition, any directors’ qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company under the Indenture, other than for purposes of the definition of an Unrestricted Subsidiary, unless the Company shall have designated an Unrestricted Subsidiary as a “Subsidiary” by written notice to the Trustee under the Indenture, accompanied by an Officers’ Certificate as to compliance with the Indenture.

     “10.375% Notes” means the Company’s 10.375% Senior Notes due 2010.

     “Unrestricted Subsidiary” means a Subsidiary of the Company other than a Guarantor:

     (1) none of whose properties or assets were owned by the Company or any of its Subsidiaries prior to the Issue Date, other than any such assets as are transferred to such Unrestricted Subsidiary in accordance with the covenant described under “— Certain Covenants — Limitation on Restricted Payments” above,

     (2) whose properties and assets, to the extent that they secure Indebtedness, secure only Non-Recourse Indebtedness, and

     (3) which has no Indebtedness other than Non-Recourse Indebtedness.

     As used above, “Non-Recourse Indebtedness” means Indebtedness as to which:

     (1) neither the Company nor any of its Subsidiaries (other than the relevant Unrestricted Subsidiary or another Unrestricted Subsidiary)

     (A) provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness),

     (B) guarantees or is otherwise directly or indirectly liable, or

     (C) constitutes the lender (in each case, other than pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Restricted Payments”), and

     (2) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than

Unrestricted Subsidiaries) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     “Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

     “Wholly Owned Subsidiary” means any Subsidiary of the Company of which 100% of the outstanding Capital Stock is owned by the Company or by one or more Wholly Owned Subsidiaries of the Company or by the Company and one or more Wholly Owned Subsidiaries of the Company. For purposes of this definition, any directors’ qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is the opinion of Kilpatrick Stockton LLP, our tax counsel, concerning the material United States federal income and estate tax consequences relating to the purchase, ownership and disposition of the Notes by an initial beneficial owner of the Notes, and the exchange by an initial beneficial owner of the original notes for exchange notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations and judicial decisions and administrative interpretations thereunder, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal tax consequences resulting from acquiring, holding or disposing of the Notes.

     In this discussion, we do not purport to address all tax consequences that may be important to a particular holder in light of the holder’s circumstances (such as the alternative minimum tax provisions of the Code), or to some categories of investors (including, but not limited to, some financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold the Notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction, pass-through entities (e.g., partnerships) or persons who hold the Notes through a pass-through entity, or individuals who are United States expatriates) that may be subject to special rules. This discussion is limited to initial holders who hold the Notes as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. Holders

     As used in this discussion, the term “U.S. Holder” means a holder of a Note that is:

•	a citizen or resident of the United States for United States federal income tax purposes, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test prescribed under the Code;

•	a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

     As used in this discussion, the term “Non-U.S. Holder” means a holder of a Note that is not a U.S. Holder.

     Interest on Notes. Interest on the Notes will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued, depending on the holder’s method of tax accounting.

     Sale, Exchange, Retirement or Other Taxable Disposition of the Notes. Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder will recognize gain or loss equal to the difference between the fair market value of the proceeds received in exchange for the Note (except to the extent attributable to the payment of accrued interest, which generally will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the Note.

     A U.S. Holder’s adjusted tax basis in a Note generally will equal the price paid by the U.S. Holder for the Note decreased by any repayments of principal received thereon. Gain or loss, realized on the sale, exchange or retirement of a Note will be capital gain or loss. For U.S. Holders who are individuals, the gain generally is taxed at ordinary income tax rates if the Note is held for 12 months or less, and at a maximum statutory federal income tax rate of 15% if the Note is held for more than 12 months.

     Exchange Offer. In satisfaction of the holders’ registration rights as described elsewhere in this prospectus, we are offering to exchange the exchange notes for the original notes. The exchange notes do not differ materially in kind or extent from the original notes, and therefore a U.S. Holder’s exchange of original notes for exchange notes should not constitute a taxable disposition of the original notes for United States federal income tax purposes. As a result, a U.S. Holder should not recognize taxable income gain or loss on the exchange, the holder’s holding period for the exchange notes should generally include the holding period for the original notes so exchanged, and the holder’s adjusted tax basis in the exchange notes should generally be the same as the holder’s adjusted tax basis in the original notes so exchanged.

     Payments of Special Interest. We intend to take the position for United States federal income tax purposes that payments of Special Interest, as described above under “Description of the Notes”, if paid as required therein, should be taxable to a U.S. Holder as additional interest income when received or accrued, in accordance with the holder’s method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the Notes, the possibility that Special Interest will have to be paid is a “remote” or “incidental” contingency. Our determination that the possibility is a remote or incidental contingency is binding on a U.S. Holder, unless the holder explicitly discloses to the IRS, on the holder’s return for the year during which the Note is acquired, that the holder is taking a different position. Regardless of our position, however, the IRS may take the contrary position that the payment of Special Interest is not a remote or incidental contingency, which could cause the Notes to be treated as having been issued with original issue discount. This contrary position could affect the timing and character of both the holder’s income from the Notes and our deduction with respect to the payments of Special Interest. Prospective holders should consult their own tax advisers regarding the tax consequences that relate to the payment or potential payment of Special Interest.

Non-U.S. Holders

     In the following discussion, we summarize the principal United States federal income and estate tax consequences resulting from the acquisition, ownership and disposition of the Notes by Non-U.S. Holders.

     Interest on Notes. Subject to the discussion below of backup withholding, interest paid on the Notes to a Non-U.S. Holder generally will not be subject to United States federal income tax if:

•	such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code; and

•	the beneficial owner, under penalty of perjury, certifies that the owner is not a United States person and provides the owner’s name and address.

     If certain requirements are satisfied, the certification described in the last clause above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers securities in the ordinary course of its trade or business. Under Treasury Regulations, the certification described in the last clause above may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met.

     A holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% unless:

•	the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax); or

•	the rate of withholding is reduced or eliminated by an applicable income tax treaty; and

•	in either case, the Non-U.S. Holder provides us with proper certification as to the holder’s exemption from withholding.

     In the event any Special Interest we are required to pay pursuant to a failure to register the exchange notes for sale to the public is treated as interest, the tax treatment of such payments should be the same as other interest payments received by a Non-U.S. Holder. However, the IRS may treat such payments as other than interest, in which case they would be subject to United States federal withholding tax at a rate of 30%, unless the holder qualifies for a reduced rate of tax or an exemption under a tax treaty.

     Gain on Disposition of the Notes. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a Note, including an exchange of an original note for an exchange note, unless:

•	in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption, and certain other requirements are met;

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or

•	the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder.

     U.S. Federal Estate Tax. A Note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

Optional Redemption

     At certain times and subject to certain conditions, we are entitled to redeem all or a portion of the Notes. Treasury regulations contain special rules for determining the yield to maturity and maturity date on a debt instrument in the event the debt instrument provides for a contingency that could result in the acceleration or deferral of one or more payments. We believe that under these rules the redemption provisions of the Notes should not affect the computation of the yield to maturity or maturity date of the Notes.

Backup Withholding and Information Reporting

     U.S. Holders. Information reporting will apply to payments of interest on or the proceeds of the sale or other disposition of the Notes made by us with respect to certain non-corporate U.S. Holders. A U.S. Holder will further be subject to backup withholding at the rate of 28% with respect to interest, principal and premium, if any, we pay on a Note, unless the holder (1) is an entity (including corporations, tax-exempt organizations and certain qualified nominees) that is exempt from withholding and, when required, demonstrates this fact; or (2) provides us with a correct taxpayer identification number, certifies that the taxpayer identification number is correct and that the holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

     Non-U.S. Holders. We will, when required, report to the IRS and to each Non-U.S. Holder the amount of any interest paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of a specific treaty or agreement.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of interest on or principal of the Notes by us or our agent to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our agent have actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of Notes to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of Notes to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation or a foreign person deriving 50% or more of its gross income from all sources for certain periods from activities that are effectively connected with the conduct of a United States trade or business, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s status as a Non-U.S. Holder and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s United States federal income tax liability provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

     Based on existing SEC staff interpretations, we believe that the registration and prospectus delivery requirements of the Securities Act will not apply to holders of exchange notes issued in this exchange offer who offer those notes for resale, resell, or otherwise transfer them. This exemption only applies, however, if the holder:

•	acquired the exchange notes in the ordinary course of its business, and

•	is not participating in, and does not intend to participate in, a distribution of the exchange notes, either alone or in cooperation with another.

     Each holder of original notes who wishes to participate in the exchange offer must make certain representations to us concerning its status and intent. These representations are described in “The Exchange Offer — Purpose and Effect of the Exchange Offer”.

     If you tender original notes in the exchange offer with the intent or for the purpose of participating in a distribution of the exchange notes, you cannot rely on the staff interpretations and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is available, the resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K under the Securities Act.

     The registration and prospectus delivery requirements also continue to apply to holders that are:

•	our “affiliates” within the meaning of Rule 405 under the Securities Act,

•	broker-dealers who acquire exchange notes directly from us, or

•	broker-dealers who acquire exchange notes as a result of market-making or other trading activities.

     Broker-dealers who receive exchange notes for their own account in exchange for original notes that they acquired through market-making activities or other trading activities are subject to the prospectus delivery requirement. These broker-dealers must acknowledge in the letter of transmittal that they will deliver a prospectus in connection with any resales of exchange notes. To date, the SEC staff has allowed these broker-dealers to use the prospectus contained in an exchange offer registration statement, such as this prospectus, to fulfill the prospectus delivery requirement with respect to exchange transactions like this offer. This rule does not apply to resales of unsold allotments from the initial sale of the original notes.

     We have agreed to permit broker-dealers and any other person subject to similar prospectus delivery requirements to use this prospectus in connection with the resale of exchange notes. For a period of one year after the exchange offer expires, we will make this prospectus, as amended or supplemented, available to any broker-dealer that so requests in its letter of transmittal. Except as expressly authorized by us, no person may use this prospectus in connection with any offer to resell, resale or other retransfer of exchange notes.

     Broker-dealers may resell exchange notes directly to purchasers or through other broker-dealers, to whom they may pay commissions or concessions in connection with the resale. Any broker-dealer that resells exchange notes received for its own account or that participates in a distribution of exchange notes may be deemed an “underwriter” under the Securities Act. Any profit on exchange note resales, including any commissions or concessions received by such broker-dealers, may be deemed underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging the prospectus delivery requirement and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Broker-dealers who receive exchange notes for their own account in the exchange offer may sell them from time to time:

•	in the over-the-counter market,

•	in negotiated transactions,

•	by writing options on the exchange notes, or

•	by a combination of these methods.

     The prices received by broker-dealers in resale transactions may be:

•	the market price prevailing at the time of resale,

•	prices related to the prevailing market price, or

•	negotiated prices.

     Persons participating in the exchange offer may engage in transactions that stabilize, maintain, or otherwise affect the price of the exchange notes. This may include short sales of the notes. In a short sale, a person agrees to sell more exchange notes than we issue to them in the exchange offer. The short seller “covers” its short position by buying additional notes in the open market. In addition, these persons may stabilize or maintain the price of the exchange notes by bidding for or purchasing exchange notes in the open market or by imposing penalty bids. In a penalty bid, the selling concessions allowed to dealers participating in the offering may be reclaimed if exchange notes sold by them are repurchased in stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the exchange notes at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

     We have agreed to pay all expenses of the exchange offer, other than commissions and concessions of any brokers or dealers. We will indemnify holders of original notes, including broker-dealers, against certain liabilities, including liabilities under the Securities Act. Our agreements on these issues are part of the Registration Rights Agreement we signed in connection with our original issuance of the original notes.

LEGAL MATTERS

     The validity of the exchange notes has been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia.

INDEPENDENT AUDITORS

     Our consolidated financial statements included in our annual report on Form 10-K for the year ended December 28, 2003, which is filed with the Commission and incorporated herein by reference, have been audited by BDO Seidman, LLP, independent auditors, as stated in their report included in that Form 10-K and incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy any document we file at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference room. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Our common stock is quoted on the Nasdaq National Market under the symbol IFSIA. You also may read and copy reports and other information we file at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

(INTERFACE LOGO)

Offer to Exchange

9 ½ % Senior Subordinated Notes due 2014, Series A
for
9 ½ % Senior Subordinated Notes due 2014, Series B

PROSPECTUS

Exchange Agent:

SunTrust Bank
25 Park Place, 24th Floor
Atlanta, Georgia 30303
Attn.: Corporate Trust, Jack Ellerin
Telephone: (404) 588-7063
Fax: (404) 588-7335

July 7, 2004

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.